Exhibit (a)-(1)

Qunar Cayman Islands Limited

                    , 2016

Shareholders of Qunar Cayman Islands Limited

Re: Notice of Extraordinary General Meeting of Shareholders

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of Qunar Cayman Islands Limited (the “Company”) to be held on                     , 2016 at                      a.m. (Beijing Time). The meeting will be held at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China. The attached notice of the extraordinary general meeting and proxy statement provide information regarding the matters to be acted on at the extraordinary general meeting, including at any adjournment thereof.

On October 19, 2016, the Company entered into an agreement and plan of merger (the “merger agreement”) with Ocean Management Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) and Ocean Management Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “merger”) and cease to exist, with the Company continuing as the surviving company (the “surviving company”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”) and becoming a wholly owned subsidiary of Parent. At the extraordinary general meeting you will be asked to consider and vote upon a proposal to authorize and approve the merger agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands substantially in the form attached as Annex A to the merger agreement (the “plan of merger”) and the transactions contemplated by the merger agreement and the plan of merger, including the merger. Copies of the merger agreement and the plan of merger are attached as Annex A to the accompanying proxy statement.

Each of Parent and Merger Sub was formed solely for purposes of the merger. Parent, at the effective time of the merger (the “Effective Time”), will be beneficially owned by (a) Ocean Management Limited (“Ocean Management”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (b) Ctrip.com International, Ltd.(“Ctrip”), an exempted company with limited liability incorporated under the laws of the Cayman Islands; (c) Momentum Strategic Holdings, L.P. (“Momentum”), an exempted limited partnership registered in the Cayman Islands; (d) M Strat Holdings, L.P. (“M Strat”), an exempted limited partnership registered in the Cayman Islands; (e) Earthly Paradise Investment Fund L.P. (“Earthly Paradise”), an exempted limited partnership registered in the Cayman Islands; (f) Seavour Investment Limited (“Seavour”), a limited company incorporated under the laws of the Republic of Seychelles; (g) Shuofeng Holdings Limited (“Shuofeng”), a limited liability company incorporated under the laws of the British Virgin Islands; (h) Richbright Investment Limited (“Richbright”), a limited liability company incorporated under the laws of the British Virgin Islands; and (i) Eagle Limited (“Eagle”), a limited liability company incorporated under the laws of the British Virgin Islands. Ctrip, Momentum, M Strat, Earthly Paradise, Seavour, Shuofeng, Richbright and Eagle are collectively referred to herein as the “Rollover Shareholders.” Parent, Merger Sub, Ocean Management and the Rollover Shareholders are collectively referred to herein as the “Buyer Group.”

If the merger is completed, the Company will continue its operations as a privately held company and will be wholly-owned by Parent and, as the result of the merger, the Company’s American depositary shares (“ADSs”), each representing three Class B ordinary shares of the Company, par value $0.001 per share (together with the Class A ordinary shares of the Company, par value $0.001 per share, collectively, the “Shares”), will no longer be listed on the NASDAQ Global Market (“NASDAQ”) and the American depositary shares program for the ADSs will terminate.

If the merger is completed, at the Effective Time, each issued and outstanding Share (including Shares represented by ADSs), other than (i) Shares beneficially owned by each Rollover Shareholder (such Shares collectively, the “Rollover Shares”), (ii) Shares held by Parent, the Company, or any of their subsidiaries, (iii) Shares (including ADSs representing such Shares) held by the ADS depositary (as defined below) and reserved for issuance and allocation pursuant to the Share Incentive Plans (as defined below) (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent in accordance with Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”) and (v) Shares represented by ADSs, will be canceled and cease to exist in exchange for the right to receive $10.13 in cash without interest, and for the avoidance of doubt, because each ADS represents three Class B ordinary shares, each issued and outstanding ADS together with the Shares underlying such ADSs (other than any ADS representing Excluded Shares) will be canceled in exchange for the right to receive $30.39 in cash per ADS without interest (less up to $0.05 per ADS cancelation fees pursuant to the terms of the deposit agreement, dated as of October 31, 2013, by and among the Company, Deutsche Bank Trust Company Americas, (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder. The Excluded Shares and the ADSs represented by such Excluded Shares will be canceled and cease to exist for no consideration. The Dissenting Shares will be canceled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Law.

In addition, at the Effective Time, the Company will (i) terminate the Company’s 2015 Share Incentive Plan and the 2007 Share Incentive Plan (together, the “Share Incentive Plans”), and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each option to purchase Shares (“Company Option”) that is outstanding and unexercised, whether or not vested or exercisable.

At the Effective Time, each outstanding vested Company Option granted under the Company’s Share Incentive Plans shall be canceled in exchange for the number of American depositary shares of Ctrip (“Ctrip ADSs”) calculated by multiplying (A) the number of Shares underlying the vested Company Options, by (B) 0.4833, being a ratio that ensures equivalent economic value for the vested Company Options (calculated in good faith in compliance with the relevant award agreement with the holder of the vested Company Options and the Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards between the Company and Ctrip, dated as of December 9, 2015) (the “Vested Award Exchange Ratio”), against the payment by the holder of the vested Company Options of the full amount of exercise price payable with respect to the vested Company Options.

At the Effective Time, each outstanding unvested Company Option granted under the Share Incentive Plans shall be canceled in exchange for an option of Ctrip to purchase ordinary shares, par value $0.01, of Ctrip (the “Converted Option”). Each Converted Option, upon exercise, will entitle the holder to the number of ordinary shares of Ctrip calculated by multiplying (A) the number of Shares underlying the unvested Company Options, by (B) the Vested Award Exchange Ratio divided by eight, at an exercise price and a vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with the unvested Company Options.

A special committee of the board of directors of the Company (the “special committee”), consisting solely of directors who are independent of and unaffiliated with any of the management members of the Company, the Rollover Shareholders, Parent, Merger Sub or their affiliates and are not employees of the Company or any of its subsidiaries, reviewed and considered the terms and conditions of the merger agreement and the transactions contemplated by the merger agreement and the plan of merger, including the merger. The special committee unanimously (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Shareholders) (the “unaffiliated security holders”), and declared it advisable to enter into the merger agreement and other documents relating to the merger, (b) recommended that the board of directors of the Company (the “board of directors”) approve the execution, delivery and performance of the merger agreement, the other documents relating to the merger and consummation of the transactions contemplated thereby, including the merger, and (c) recommended that the board of directors direct that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of a special resolution the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger.

On October 19, 2016, the board of directors, after carefully considering all relevant factors, including the unanimous determination and recommendation of the special committee, (a) determined that it is fair to and in the best interests of the Company and its unaffiliated security holders, and declared it advisable, to enter into the merger agreement and other documents relating to the merger, (b) authorized and approved the execution, delivery and performance of the merger agreement, the other documents relating to the merger and the consummation of the transactions contemplated thereby, including the merger, and (c) resolved to direct that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation of the board of directors that the shareholders of the Company authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger.

After careful consideration and upon the unanimous recommendation of the special committee, the board of directors authorized and approved the merger agreement and recommends that you vote FOR the proposal to authorize and approve the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the variation of the authorized share capital of the Company from $800,000 divided into 800,000,000 ordinary shares, of a par value $0.001 each, consisting of 303,344,804 Class A ordinary shares and 496,655,196 Class B ordinary shares to $800,000 divided into 800,000,000 ordinary shares of a par value $0.001 each (the “Variation of Capital”), and the amendment and restatement of the existing memorandum and articles of association of the Company (as the surviving company) by the deletion in their entirety and the substitution in their place of the new amended and restated memorandum and articles of association in the form attached as Appendix II to the plan of merger (the “amendment of the M&A”) upon the Effective Time, FOR the proposal to authorize each member of the special committee to do all things necessary to give effect to the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

The accompanying proxy statement provides detailed information about the merger and the extraordinary general meeting. We encourage you to read the entire document and all of the attachments and other documents referred to or incorporated by reference herein carefully. You may also obtain more information about the Company from documents the Company has filed with the Securities and Exchange Commission, referred to herein as the “SEC,” which are available for free at the SEC’s website, www.sec.gov.

Regardless of the number of Shares you own, your vote is very important. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares entitled to vote present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company. As of the date of this proxy statement, the Rollover Shareholders owned, in aggregate, approximately 94% of the voting power of the issued and outstanding Shares entitled to vote. Pursuant to the terms of a support agreement dated October 19, 2016, by and among Parent, the Company and the Rollover Shareholders (the “Support Agreement”), these Shares will be voted in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. Whether or not you plan to attend the extraordinary general meeting, please complete the enclosed proxy card, in accordance with the instructions set forth on your proxy card, as promptly as possible. The deadline to lodge your proxy card is                     , 2016 at                      a.m. (Beijing Time). Each shareholder has three votes for each Class A ordinary share and one vote for each Class B ordinary share owned by such shareholder as of the close of business in the Cayman Islands on                      , 2016.

Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the board of directors has undertaken to demand poll voting at the meeting.

As the record holder of the Shares represented by ADSs, the ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the close of business in New York City on                     , 2016, the ADS record date. The ADS depositary must receive such instructions no later than                      p.m. (New York City Time) on                     , 2016. Pursuant to the deposit agreement, the ADS depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions.

Holders of ADSs will not be able to attend the extraordinary general meeting unless they cancel their ADSs and become holders of Shares prior to the close of business in the Cayman Islands on                     , 2016, the share record date. ADS holders who wish to cancel their ADSs need to make arrangements to deliver the ADSs to the ADS depositary for cancelation before the close of business in New York City on                     , 2016 together with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of the Shares), (b) payment of the ADS cancelation fees (up to $0.05 per ADS to be canceled) and any applicable taxes, and (c) a certification that the ADS holder either (i) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being canceled, or has given voting instructions to the ADS depositary as to the ADSs being canceled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancelation of the ADSs, the ADS depositary will arrange for Deutsche Bank AG, Hong Kong Branch, the custodian holding the Shares, to transfer registration of the Shares to the former ADS holder (or a person designated by the former ADS holder).

If after the registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the Company’s Cayman Share Registrar at Maples Fund Services (Asia) Limited, 5301, 53rd Floor, The Center, 99 Queen’s Road Central, Hong Kong to issue and mail a certificate to your attention. If the merger is not completed, the Company would continue to be a public company in the U.S. and the Company’s ADSs would continue to be listed on NASDAQ. The Company’s Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have canceled your ADSs to attend the extraordinary general meeting and the merger is not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit your Shares into the Company’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of ADSs (up to $0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the deposit agreement.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name.

Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSs, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON                     , 2016, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON                     , 2016. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE U.S. AND THE COMPANY’S ADSs WILL CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs.

AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELED HIS OR HER ADSs TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS OR HER SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS OR HER SHARES INTO THE COMPANY’S AMERICAN DEPOSITARY SHARES PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (UP TO $0.05 PER ADS ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Neither the SEC nor any state securities regulatory agency has approved or disapproved the merger, passed upon the merits or fairness of the merger or passed upon the adequacy or accuracy of the disclosure in this letter or in the accompanying notice of the extraordinary general meeting or proxy statement. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance in voting your Shares or ADSs, you can contact the Company at +86-10-5760-3000 or at ir@qunar.com.

Thank you for your cooperation and continued support.

Sincerely,	Sincerely,
On behalf of the Special Committee	Chairman of the Board

The proxy statement is dated                     , 2016, and is first being mailed to the shareholders on or about                     , 2016.

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Qunar Cayman Islands Limited

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON             , 2016

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of Qunar Cayman Islands Limited (the “Company”) will be held on                     , 2016 at                     a.m. (Beijing Time) at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China.

Only registered holders of shares of the Company (the “Shares”) comprising of Class A ordinary shares and Class B ordinary shares, par value $0.001 per share as at the close of business in the Cayman Islands on                     , 2016 or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof. At the meeting, you will be asked to consider and vote upon the following resolutions:

•	as special resolutions:

THAT the agreement and plan of merger dated as of October 19, 2016, (the “merger agreement”), among the Company, Ocean Management Holdings Limited (“Parent”) and Ocean Management Merger Sub Limited (“Merger Sub”) (such merger agreement being in the form attached to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “plan of merger”) between Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger (such plan of merger being substantially in the form attached to the merger agreement and which will be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “merger”), and any and all transactions contemplated thereby, including (i) the merger, and (ii) upon the merger becoming effective, the variation of the authorized share capital of the Company from $800,000 divided into 800,000,000 ordinary shares, of a par value $0.001 each, consisting of 303, 344, 804 Class A ordinary shares and 496, 655, 196 Class B ordinary shares to $800,000 divided into 800,000,000 ordinary shares of a par value $0.001 each (the “Variation of Capital”), and the amendment and restatement of the existing memorandum and articles of association of the Company (as the surviving company) by the deletion in their entirety and the substitution in their place of the new amended and restated memorandum and articles of association in the form attached as Appendix II to the plan of merger (the “amendment of the M&A”), be authorized and approved; and

THAT each of the members of the special committee (as defined below) be authorized to do all things necessary to give effect to the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the merger, the Variation of Capital and the amendment of the M&A; and

•	if necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

A list of the shareholders of the Company will be available at its principal executive offices at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

If you own American depositary shares of the Company, each representing three Class B ordinary shares (“ADSs”), you cannot vote at the extraordinary general meeting directly, but you may instruct Deutsche Bank Trust Company Americas (the “ADS depositary”) (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs. The ADS depositary must receive such instructions no later than                      p.m. (New York City Time) on                     , 2016 in order to vote the underlying Shares at the extraordinary general meeting. Pursuant to the deposit agreement, the ADS depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions. Alternatively, you may vote directly at the extraordinary general meeting if you surrender your ADSs to the ADS depositary, pay the ADS depositary’s fees required for the cancelation of the ADSs, and provide instructions for the registration of the corresponding Shares before the close of business in New York City on                     , 2016, and become a registered holder of Shares by the close of business in the Cayman Islands on                     , 2016. In addition, if you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote at the extraordinary general meeting.

After careful consideration and upon the unanimous recommendation of the special committee of the board of directors of the Company (the “special committee”) consisting solely of directors who are independent of and unaffiliated with any of the management members of the Company, the Rollover Shareholders, Parent, Merger Sub or their affiliates and are not employees of the Company or any of its subsidiaries, the Company’s board of directors (the “board of directors”) authorized and approved the merger agreement and recommends that you vote FOR the proposal to authorize and approve the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and amendment to the M&A, FOR the proposal to authorize each member of the special committee to do all things necessary to give effect to the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

In order for the merger to be completed, the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares (including Shares represented by ADSs) entitled to vote present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

As of the date of this proxy statement, the Rollover Shareholders owned, in aggregate, approximately 94% of the voting power of the issued and outstanding Shares entitled to vote. Pursuant to the terms of a support agreement dated October 19, 2016 by and among Parent, the Company and the Rollover Shareholders (the “Support Agreement”), these Shares will be voted in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.

Regardless of the number of Shares that you own, your vote is very important. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than                     , 2016 at                      a.m. (Beijing Time), which is the deadline to lodge your proxy card. The proxy card is the “instrument of proxy” as referred to in the Company’s articles of association. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the board of directors has undertaken to demand poll voting at the meeting. Each shareholder has three votes for each Class A ordinary share and one vote for each Class B ordinary share owned by such shareholder as of the close of business in the Cayman Islands on                     , 2016.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. Please note, however, that if your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the registered holder a proxy issued in your name.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, which is attached as Annex C to the accompanying proxy statement. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSs, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON                     , 2016, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON                     , 2016. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW.

PLEASE DO NOT SEND YOUR SHARE CERTIFICATES AT THIS TIME. IF THE MERGER IS COMPLETED, YOU WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF YOUR SHARE CERTIFICATES.

If you have any questions or need assistance voting your Shares, you can contact the Company at +86-10-5760-3000 or at ir@qunar.com.

The merger agreement, the plan of merger and the merger are described in the accompanying proxy statement. A copy of the merger agreement and a copy of the plan of merger are included as Annex A to the accompanying proxy statement. We urge you to read the entire proxy statement carefully.

Notes:

1.	In the case of joint holders the vote of the senior holder who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

2.	The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized in writing.

3.	A proxy need not be a member (registered shareholder) of the Company.

BY ORDER OF THE BOARD OF DIRECTORS,

Director
, 2016

Registered Office:

Maples Corporate Services Limited,

PO Box 309, Ugland House,

Grand Cayman, KY1-1104,

Cayman Islands

Head Office Address:

17th Floor, Viva Plaza,

Building 18, Yard 29,

Suzhou Street, Haidian District,

Beijing 100080,

The People’s Republic of China

PROXY STATEMENT

Dated                     , 2016

SUMMARY VOTING INSTRUCTIONS

Ensure that your shares of Qunar Cayman Islands Limited can be voted at the extraordinary general meeting by submitting your proxy or contacting your broker, bank or other nominee.

If your shares are registered in the name of a broker, bank or other nominee: check the voting instruction card forwarded by your broker, bank or other nominee to see which voting options are available or contact your broker, bank or other nominee in order to obtain directions as to how to ensure that your shares are voted at the extraordinary general meeting.

If your shares are registered in your name: submit your proxy as soon as possible by signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope, which is also attached as Annex G to the accompanying proxy statement, so that your shares can be voted at the extraordinary general meeting in accordance with your instruction.

If you submit your signed proxy card without indicating how you wish to vote, the shares represented by your proxy will be voted in favor of the resolutions to be proposed at the extraordinary general meeting, unless you appoint a person other than the chairman of the meeting as proxy, in which case the shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please contact the Company at +86-10-5760-3000 or at ir@qunar.com.

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SUMMARY TERM SHEET

This “Summary Term Sheet,” together with the “Questions and Answers about the Extraordinary General Meeting and the Merger,” highlights selected information contained in this proxy statement regarding the merger and may not contain all of the information that may be important to your consideration of the merger. You should carefully read this entire proxy statement and the other documents to which this proxy statement refers for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, this proxy statement incorporates by reference important business and financial information about the Company. You are encouraged to read all of the documents incorporated by reference into this proxy statement and you may obtain such information without charge by following the instructions in “Where You Can Find More Information” beginning on page 99. In this proxy statement, the terms “we,” “us,” “our,” and the “Company” refer to Qunar Cayman Islands Limited and its subsidiaries. All references to “dollars” and “$” in this proxy statement are to U.S. dollars.

The Parties Involved in the Merger

The Company

We are one of the leading mobile and online commerce platform for travel in China. Our principal executive offices are located at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China. Our telephone number at this address is +86 10 5760 3000. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

For a description of our history, development, business and organizational structure, see our Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 14, 2016, which is incorporated herein by reference. Please see “Where You Can Find More Information” beginning on page 99 for a description of how to obtain a copy of our Annual Report.

Parent

Ocean Management Holdings Limited (“Parent”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Parent is owned by Ocean Management and was formed solely for the purpose of entering into the merger agreement and the related financing agreements and consummating the transactions contemplated by such agreements. The registered office of Parent is located at offices of Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands and its telephone number is +86 215321 1660.

Merger Sub

Ocean Management Merger Sub Limited (“Merger Sub”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct, wholly-owned subsidiary of Parent. Merger Sub was formed by Parent solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. The registered office of Merger Sub is located at offices of Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands and its telephone number is +86 21 5321 1660.

Ocean Management Limited

Ocean Management Limited (“Ocean Management”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The principal business and office address of Ocean Management is located at Level 2, 133 Yuan Ming Yuan Ave, Shanghai, China and its telephone number is +86 21 5321 1660.

Ctrip

Ctrip.com International, Ltd. (“Ctrip”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. Ctrip is a leading travel service provider for accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. The principal business and office address of Ctrip is located at 99 Fu Quan Road, Shanghai 200335 and its telephone number is +86 21 3406 4880.

Momentum Strategic Holdings, L.P.

Momentum Strategic Holdings, L.P. (“Momentum”) is an exempted limited partnership registered in the Cayman Islands and is an unaffiliated investment entity dedicated to investing in travel related business in China. The registered office of Momentum is located at Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

M Strat Holdings, L.P.

M Strat Holdings L.P. (“M Strat”) is an exempted limited partnership registered in the Cayman Islands and is an unaffiliated investment entity dedicated to investing in travel related business in China. The registered office of M Strat is located at Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

Earthly Paradise Investment Fund L.P.

Earthly Paradise Investment Fund L.P. (“Earthly Paradise”) is an exempted limited partnership registered in the Cayman Islands and is an unaffiliated investment entity dedicated to investing in travel related business in China. The registered office of Earthly Paradise is located at P. O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Seavour Investment Limited

Seavour Investment Limited (“Seavour”) is a limited company incorporated under the laws of the Republic of Seychelles and is an unaffiliated investment entity dedicated to investing in travel related business in China. The registered office of Seavour is located at P. O. Box 1239, Offshore Incorporations (Seychelles) Limited, Victoria, Mahe, Republic of Seychelles.

Shuofeng Holdings Limited

Shuofeng Holdings Limited (“Shuofeng”) is a limited company incorporated under the laws of the British Virgin Islands an is an unaffiliated investment entity dedicated to investing in travel related business in China. The registered office of Shuofeng is located at P. O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

Richbright Investment Limited

Richbright Investment Limited (“Richbright”) is a limited liability company incorporated under the laws of the British Virgin Islands and is an unaffiliated investment entity dedicated to investing in travel related business in China. The registered office of Richbright is located at P. O. Box 3152, Road Town, Tortola, British Virgin Islands.

Eagle Limited

Eagle Limited (“Eagle”) is a limited liability company incorporated under the laws of the British Virgin Islands and is an unaffiliated investment entity dedicated to investing in travel related business in China. The registered office of Eagle is located at P. O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

Throughout this proxy statement, Ctrip, Momentum, M Strat, Earthly Paradise, Seavour, Shuofeng, Richbright and Eagle are collectively referred to as the “Rollover Shareholders.” Throughout this proxy statement, Parent, Merger Sub, Ocean Management and the Rollover Shareholders are collectively referred to herein as the “Buyer Group.”

During the last five years, none of the persons referred to above under the heading titled “The Parties Involved in the Merger”, or the respective directors or executive officers of the Company and the relevant members of the Buyer Group as listed in Annex D of this proxy statement, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Merger (Page 71)

You are being asked to vote to authorize and approve the agreement and plan of merger dated as of October 19, 2016 (the “merger agreement”) among the Company, Parent and Merger Sub, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the merger agreement (the “plan of merger”) and the transactions contemplated thereby, including the merger. Once the merger agreement and plan of merger are authorized and approved by the requisite vote of the shareholders of the Company and the other conditions to the consummation of the transactions contemplated by the merger agreement are satisfied or waived in accordance with the terms of the merger agreement, Merger Sub will merge with and into the Company (the “merger”) and cease to exist, with the Company continuing as the surviving company resulting from the merger (“surviving company”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”) and becoming a wholly owned subsidiary of Parent. The Company, as the surviving company, will continue to do business under the name “Qunar Cayman Islands Limited” following the merger. If the merger is completed, the Company will cease to be a publicly traded company. Copies of the merger agreement and the plan of merger are attached as Annex A to this proxy statement. You should read the merger agreement and the plan of merger in their entirety because they, and not this proxy statement, are the legal documents that govern the merger.

Merger Consideration (Page 71)

Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each (a) outstanding Share, other than (i) Shares beneficially owned by each Rollover Shareholder (such Shares collectively, the “Rollover Shares”), (ii) Shares held by Parent, the Company, or any of their subsidiaries, (iii) Shares (including ADSs representing such Shares) held by the ADS depositary (as defined below) and reserved for issuance and allocation pursuant to the Share Incentive Plans (as defined below) (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent in accordance with Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”) and (v) Shares represented by ADSs, will be canceled and cease to exist in exchange for the right to receive $10.13 in cash without interest (the “Per Share Merger Consideration”), and (b) each issued and outstanding ADS together with the Shares underlying such ADSs (other than any ADS representing the Excluded Shares) will be canceled in exchange for the right to receive $30.39 in cash per ADS without interest (the “Per ADS Merger Consideration”) (less up to $0.05 per ADS cancelation fees pursuant to the terms of the deposit agreement, dated as of October 31, 2013, by and among the Company, Deutsche Bank Trust Company Americas, (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder. The Excluded Shares and the ADSs representing such Excluded Shares will be canceled and cease to exist for no consideration. The Dissenting Shares will be canceled and cease to exist and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Law.

Treatment of Company Options (Page 72)

In addition, at the Effective Time, the Company will (i) terminate the Company’s 2015 Share Incentive Plan and the 2007 Share Incentive Plan (together, the “Share Incentive Plans”), and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each option to purchase Shares (“Company Option”) that is outstanding and unexercised, whether or not vested or exercisable.

At the Effective Time, each outstanding vested Company Option granted under the Company’s Share Incentive Plans shall be canceled in exchange for the number of American depositary shares of Ctrip (“Ctrip ADSs”) calculated by multiplying (A) the number of Shares underlying the vested Company Options, by (B) 0.4833, being a ratio that ensures equivalent economic value for the vested Company Options (calculated in good faith in compliance with the relevant award agreement with the holder of the vested Company Options and the Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards between the Company and Ctrip, dated as December 9, 2015) (the “Vested Award Exchange Ratio”), against the payment by the holder of the vested Company Options of the full amount of exercise price payable with respect to the vested Company Options.

At the Effective Time, each outstanding unvested Company Option granted under the Share Incentive Plans will be canceled in exchange for an option of Ctrip to purchase ordinary shares, par value $0.01, of Ctrip (the “Converted Option”). Each Converted Option, upon exercise, will entitle the holder to the number of ordinary shares of Ctrip calculated by multiplying (A) the number of Shares underlying the unvested Company Options, by (B) the Vested Award Exchange Ratio divided by eight, at an exercise price and a vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with the unvested Company Options.

Support Agreement (Page 50)

Concurrently with the execution and delivery of the merger agreement, Parent, the Company and the Rollover Shareholders entered into a support agreement (the “Support Agreement”), pursuant to which, at the Effective Time, the Rollover Shares will be canceled for no consideration. Immediately prior to the closing of the merger, Parent will issue to each Rollover Shareholder or its affiliate, as the case may be, the number of ordinary shares of Parent set forth in the Support Agreement.

In addition, the Support Agreement provides that all of the Shares (including Shares represented by ADSs) owned by the Rollover Shareholders, including those set forth in Schedule A of the Support Agreement will be voted in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. As of the date of this proxy statement, the Rollover Shareholders beneficially owned approximately 94% of our issued and outstanding Shares entitled to vote.

Purposes and Effects of the Merger (Page 43)

The purpose of the merger is to enable Parent to acquire 100% control of the Company in a transaction in which the Company’s shareholders other than the holders of Excluded Shares will be cashed out in exchange for $10.13 per Share, so that Parent will bear the rewards and risks of the sole ownership of the Company after the merger, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses. Please see “Special Factors—Buyer Group’s Purpose of and Reasons for the Merger” beginning on page 43 for additional information.

ADSs representing the Shares are currently listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “QUNR.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately-held company directly owned by Parent and indirectly by the other members of the Buyer Group (other than Merger Sub). Following the completion of the merger, the ADSs will cease to be listed on NASDAQ, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of the ADSs and the underlying Shares under the Exchange Act will be terminated 90 days after the filing of Form 15 by the Company in connection with the completion of the merger or such shorter period as may be determined by the SEC. Accordingly, the Company will no longer be required to file periodic reports with the SEC. After completion of the merger, the Company’s shareholders will no longer enjoy the rights or protections the United States federal securities laws provide, including reporting obligations for directors, officers and principal holders of securities of the Company. Furthermore, following the completion of the merger, the American depositary shares program for the ADSs will terminate. Please see “Special Factors—Effect of the Merger on the Company” beginning on page 44 for additional information.

Plans for the Company after the Merger (Page 47)

After the Effective Time, Parent anticipates that the Company’s operations will be conducted substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly-owned subsidiary of Parent. Please see “Special Factors—Plans for the Company after the Merger” beginning on page 47 for additional information.

Position as to Fairness (Page 30)

The Buyer Group believes that the merger is fair to the unaffiliated security holders. Their belief is based upon the factors discussed under the caption “Special Factors — Position of the Buyer Group as to the Fairness of the Merger” beginning on page 30.

The Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group as to the fairness of the merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company or holder of ADSs as to how to vote on the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger.

Financing of the Merger (Page 82)

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the merger and related transactions is approximately $252 million (assuming no exercise of dissenter rights by shareholders of the Company). In calculating this amount, the Company and the Buyer Group did not consider the value of the Rollover Shares, which will be canceled for no consideration pursuant to the merger agreement. This amount includes (a) the cash to be paid to the unaffiliated security holders (including holders of ADSs), and (b) the related costs and expenses, in connection with the merger and related transactions. The merger and the related transactions are expected to be funded by equity contributions contemplated by an equity commitment letter (“Equity Commitment Letter”), by and between Parent and Ocean Management. Under the terms and subject to the conditions of the Equity Commitment Letter, Ocean Management will contribute equity financing in an aggregate amount of approximately $252 million to Parent to complete the merger, in exchange for proportionate newly issued equity interests in Parent to be held by Ocean Management or its affiliate. Such funds are to be used solely for the purpose of completing the merger and the other transactions in accordance with the merger agreement. Such funds are to be paid from accounts outside China, and the Buyer Group does not expect such payment to be subject to any approval of the government authorities under applicable PRC laws, rules and regulations. If the closing of the merger occurs, the Buyer Group expect to cause the Company to pay, from its cash, certain of the costs and expenses incurred in connection with the merger and related transactions.

Limited Guarantees (Page 50)

Concurrently with the execution of the merger agreement, each of Ctrip and Ocean Management entered into a limited guarantee (each a “Limited Guarantee” and, together, the “Limited Guarantees”). Under the

Limited Guarantees, each of Ctrip and Ocean Management has, subject to the terms and conditions thereof, guaranteed in favor of the Company with respect to the payment obligations of Parent under the merger agreement for the termination fee that may become payable to the Company by Parent under certain circumstances and certain costs and expenses, as set forth in the merger agreement, up to a maximum amount of approximately $34.7 million for Ctrip and $45.3 million for Ocean Management, respectively. See “Special Factors—Limited Guarantees” beginning on page 50 for additional information.

Share Ownership of the Company Directors and Officers and Voting Commitments (Page 95)

As of the date of this proxy statement, the directors and executive officers of the Company did not hold any Shares and in aggregate held Company Options for the right to purchase 153,600 Shares within 60 days after the date of this proxy statement. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 95 for additional information. In addition, as of the date of this proxy statement, the Rollover Shareholders owned approximately 94% of our issued and outstanding Shares entitled to vote. Please see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 51 for additional information. Pursuant to the Support Agreement, each of the Rollover Shareholders has agreed to vote the Rollover Shares in favor of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Opinion of the Special Committee’s Financial Advisor (Page 34)

The special committee retained Duff & Phelps LLC (“Duff & Phelps”) to act as its financial advisor in connection with the merger. On October 19, 2016, Duff & Phelps rendered its oral opinion, subsequently confirmed in writing, to the special committee, to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps as set forth in its opinion, the Per Share Merger Consideration to be received by the holders of shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the merger, were fair, from a financial point of view, to such holders (without giving effect to any impact of the merger on any particular holder of Shares or ADSs other than in their capacity as holders of Shares or ADSs).

The opinion of Duff & Phelps was addressed to the special committee and only addressed the fairness from a financial point of view of the Per Share Merger Consideration to be received by holders of the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by holders of ADSs (other than ADSs representing the Excluded Shares) in the merger, and does not address any other aspect or implication of the merger. The summary of the opinion of Duff & Phelps in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex B to this proxy statement and sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps in preparing its opinion. We encourage holders of the Shares and the ADSs to read carefully the full text of the written opinion of Duff & Phelps. However, the opinion of Duff & Phelps, the summary of the opinion and the related analyzes set forth in this proxy statement are not intended to be, and do not constitute advice or a recommendation to any shareholder, or holder of ADSs, of the Company as to how to act or vote with respect to the merger or any other matter. See “Special Factors — Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for additional information.

Interests of the Company’s Executive Officers and Directors in the Merger (Page 46)

In considering the recommendations of the Company’s board of directors (the “board of directors”), the Company’s shareholders should be aware that certain of the Company’s directors and executive officers have interests in the transaction that are different from, and/or in addition to, the interests of the Company’s shareholders generally. These interests include, among others:

•	replacement of vested Company Options beneficially held by the executive officers, directors and other employees of the Company with Ctrip ADSs;

•	replacement of unvested Company Options beneficially held by the executive officers, directors and other employees of the Company with the grant of options of Ctrip to purchase ordinary shares of Ctrip;

•	continued indemnification rights, rights to advancement of fees and directors and officers liability insurance to be provided by the surviving company to former directors and officers of the Company;

•	the quarterly compensation of $15,000 of each member of the special committee in exchange for his services in such capacity (and, in the case of the chairman of the special committee, quarterly compensation of $50,000 (the payment of which is not contingent upon the completion of the merger or the special committee’s or the board of directors’ recommendation of the merger); and

•	the continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

As of the date of this proxy statement, the directors and executive officers of the Company did not hold any Shares and in aggregate held Company Options for the right to purchase 153,600 Shares within 60 days after the date of this proxy statement. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 95 and “Special Factors—Interests of Certain Persons in the Merger” beginning on page 51 for additional information.

The special committee and our board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their decisions and recommendations with respect to the merger agreement and related matters. Please see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 51 for additional information.

Conditions to the Merger (Page 83)

The obligations of the Company, Parent and Merger Sub to consummate the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	the merger agreement, the plan of merger and the transactions contemplated thereby being authorized and approved by way of special resolution (as defined in the Cayman Islands Companies Law) by the Company’s shareholders at the extraordinary general meeting; and

•	no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order that has or would have the effect of making the merger illegal or otherwise prohibit the consummation of the merger.

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver, of the following additional conditions:

•

certain representations and warranties of the Company in the merger agreement relating to capitalization, and authority relative to the merger agreement and fairness (disregarding any limitation or qualification by materiality or Material Adverse Effect, as defined under “The Merger Agreement and Plan of Merger—

Representations and Warranties” beginning on page 73) being true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger, as if made on such date and time; and (b) each of the other representations and warranties of the Company set forth in the merger agreement (disregarding any limitation or qualification by materiality or Material Adverse Effect) being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger, as if made on such date and time, except to the extent such failures to be true and correct, would not have a Material Adverse Effect;

•	the Company having performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the closing date of the merger;

•	the Company having delivered to Parent a certificate, dated the closing date of the merger, signed by a senior executive officer of the Company, certifying as to the satisfaction of the above conditions; and

•	since the date of the merger agreement, there not having occurred a Material Adverse Effect.

The obligations of the Company to consummate the merger are also subject to the satisfaction, or waiver by the Company, of the following additional conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement (disregarding any limitation or qualification by materiality or Material Adverse Effect) being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger, as if made on and at such date and time (other than representations and warranties that by their terms address matters only as of such a specified other time, which must be true and correct as of such time), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not, and would not be reasonably expected to prevent or materially impede or impair the ability of Parent and Merger Sub to consummate any of the transactions contemplated under the merger agreement or the plan of merger;

•	each of Parent and Merger Sub having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or on the closing date of the merger; and

•	Parent having delivered to the Company a certificate, dated the closing date of the merger, signed by an executive officer of Parent, certifying as to the fulfillment of the above conditions.

No Solicitation (Page 79)

The Company has agreed that, neither it nor any of its subsidiaries nor any of its directors or officers will, and that it will instruct the Company representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information with respect to the Company or any of its subsidiaries), or knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction (as defined under “The Merger Agreement and Plan of Merger—No Solicitation” beginning on page 79);

•	enter into, maintain or continue discussions or negotiations with the intention of encouraging a proposal with respect to a Competing Transaction, or provide any nonpublic information with respect to the Company or any of its subsidiaries to, any person in furtherance of or to obtain a proposal or offer for a Competing Transaction;

•	agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or contract or commitment contemplating or otherwise relating to any Competing Transaction; or

•	authorize or permit any of the Company or any of its subsidiaries, or any Company representative retained by or acting directly or indirectly under the direction of the Company or any of its subsidiaries, to do any of the foregoing.

The Company’s no-solicitation obligations are subject to certain exceptions set forth in the merger agreement. For a more detailed description of these provisions, please see “The Merger Agreement and Plan of Merger—No Solicitation” beginning on page 79).

Termination of the Merger Agreement (Page 84)

The merger agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of the Company and Parent;

•	by either the Company (upon the recommendation by the special committee) or Parent, if:

•	the merger is not completed by August 19, 2017 (provided that this termination right is not available to any party if the failure of the merger to have been consummated was primarily due to such party’s breach or failure to perform in any material respect any of its obligations under the merger agreement);

•	any governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any final and non-appealable law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order or taken any other final and non-appealable action that has the effect of making consummation of the merger illegal or otherwise prohibiting consummation of the merger; or

•	the required vote of the Company’s shareholders is not obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof;

•	by the Company, if:

•	Parent or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied by August 19, 2017 or if capable of being cured, the material breach have not been cured by Parent or Merger Sub within thirty business days after Parent has received written notice of such breach from the Company or any shorter period of time that remains between the date the Company provides written notice of such breach and August 19, 2017; provided that the Company will not have the right to terminate if the Company is in material breach of any representations, warranties, agreements or covenants that would give rise to the failure of a corresponding closing condition not being satisfied;

•	(i) all of the conditions to the obligations of Parent and Merger Sub to consummate the merger have been satisfied; (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions to the obligation of the Company to consummate the merger have been satisfied (or that the Company is willing to waive any unsatisfied conditions); and (iii) Parent and Merger Sub fail to complete the closing of the merger within ten business days following the delivery of such notice; or

•	prior to the receipt of the required vote of the Company’s shareholders, (i) the board of directors has authorized the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal in accordance with the terms of the merger agreement and (ii) the Company concurrently with, or immediately after, the termination of the merger agreement enters into an alternative acquisition agreement with respect to such Superior Proposal; provided that the Company will not have the right to terminate unless the Company pays the company termination fee prior to or concurrently with such termination;

•	by Parent, if:

•	the Company has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied by August 19, 2017 or if capable of being cured, the material breach have not been cured by Company within thirty business days after Parent has received written notice of such breach from Parent or any shorter period of time that remains between the date Parent provides written notice of such breach and August 19, 2017; provided that Parent will not have the right to terminate if either Parent or Merger Sub is in material breach of any representations, warranties, agreements or covenants that would give rise to the failure of a corresponding closing condition not being satisfied; or

•	a Company Triggering Event (as defined under “The Merger Agreement and Plan of Merger—Termination of the Merger Agreement” beginning on page 84) shall have occurred provided that Parent will not have the right to terminate if Parent’s or Merger Sub’s failure to fulfill any of its obligations under the merger agreement has been a cause of or resulted in such change in recommendation.

Termination Fee (Page 85)

The Company will pay to Parent a termination fee of $40,000,000, if the merger agreement is terminated under certain circumstances. The Parent will pay to the Company a termination fee of $80,000,000, if the merger agreement is terminated under certain circumstances. For a more detailed description of these circumstances, please see “The Merger Agreement and Plan of Merger—Termination Fee” beginning on page 85 for additional information.

Material U.S. Federal Income Tax Consequences (Page 58)

The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local and other tax laws. Please see “Special Factors—Material U.S. Federal Income Tax Consequences” beginning on page 58. The tax consequences of the merger to you will depend upon your personal circumstances. You should consult your tax advisors for a full understanding of the U.S. federal, state, local, foreign and other tax consequences of the merger to you.

PRC Tax Consequences (Page 61)

The Company does not believe that it should be considered a resident enterprise under the EIT Law or that the gains recognized on the receipt of cash for the Shares or ADSs should otherwise be subject to PRC tax to holders of such Shares or ADSs that are not PRC residents. However, there is uncertainty regarding whether the PRC tax authorities would deem the Company to be a resident enterprise. If the PRC tax authorities were to determine that the Company should be considered a resident enterprise, then gains recognized on the receipt of cash for our Shares or ADSs pursuant to the merger by our shareholders or ADSs holders who are not PRC residents could be treated as PRC-source income that would be subject to PRC income tax at a rate of 10% in the case of enterprises or 20% in the case of individuals (subject to applicable tax treaty relief, if any), and, even in the event that the Company is not considered a resident enterprise, gains recognized on the receipt of cash for Shares or ADSs will be subject to PRC tax if the holders of such Shares or ADSs are PRC residents. You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences. Please see “Special Factors—PRC Tax Consequences” beginning on page 61 for additional information.

Cayman Islands Tax Consequences (Page 62)

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for Shares and ADSs under the terms of the merger. This is subject to the qualifications that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (ii) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the plan of merger, Variation of Capital and amendment of the M&A and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the merger in the Cayman Islands Government Gazette. Please see “Special Factors—Cayman Islands Tax Consequences” beginning on page 62 for additional information.

Regulatory Matters (Page 57)

The Company does not believe that any material regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the U.S. federal securities laws and the filing of the plan of merger (and supporting documentation as specified in the Cayman Islands Companies Law) and the relevant documents in respect of the Variation of Capital and amendment of the M&A with the Registrar of Companies of the Cayman Islands and in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger and the notice of the merger published in the Cayman Islands Government Gazette.

Litigation Related to the Merger (Page 57)

The Company is not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated thereby.

Accounting Treatment of the Merger (Page 57)

Upon completion of the merger, the Company would cease to be a publicly traded company, and the merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standard Codification 805 “Business Combinations”, initially at the fair value of the Company as of the Effective Time.

Market Price of the Shares (Page 63)

On June 22, 2016 the last trading day immediately prior to June 23, 2016, the date that the Company announced that it had received a “going-private” proposal, the reported closing price of the Company’s ADSs on NASDAQ was $26.42. The merger consideration of $10.13 per Share, or $30.39 per ADS, represents a premium of 15.0% over the Company’s closing price of $26.42 per ADS on June 22, 2016 and a 5.0% premium over the closing price of $28.95 per ADS on October 18, 2016, the trading day immediately before the merger agreement was signed.

Fees and Expenses (Page 57)

Except for the circumstances where either the Company or Parent is required to pay a termination fee as appropriate under the merger agreement, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such expenses whether or not the merger is consummated. Please see “Special Factors—Fees and Expenses” beginning on page 57 for additional information.

Remedies (Page 86)

The parties to the merger agreement may be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement, in addition to any other remedy at law or equity.

The Company’s right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief to enforce Parent’s obligation to consummate the merger and the transactions contemplated under the merger agreement is subject to (A) all conditions to the closing of the merger (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the merger) have been satisfied or waived, and (B) the Company has irrevocably confirmed by notice to Parent that all conditions to the obligations of the Company have been satisfied or that it is willing to waive any unsatisfied conditions.

The maximum aggregate liabilities of Parent and Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the merger agreement or any of the transactions contemplated thereunder are limited to a termination fee of $80,000,000 and $40,000,000, respectively, reimbursement of certain expenses in the event the applicable termination fee is not paid when due and in accordance with the requirements of the merger agreement and, with respect to Company’s remedy only, the guarantee of such obligations pursuant to the Limited Guarantees. While the parties may pursue both a grant of specific performance and monetary damages until such time as the other party pays a termination fee (as applicable under the merger agreement), none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the merger and monetary damages.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting and the merger. These questions and answers may not address all questions that may be important to you as a shareholder of the Company. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Q:	When and where will the extraordinary general meeting be held?

A:	The extraordinary general meeting will take place on , 2016, at a.m. (Beijing Time) at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China.

Q:	What matters will be voted on at the extraordinary general meeting?

A:	You will be asked to consider and vote on the following proposals:

•	to authorize and approve the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A upon the Effective Time;

•	to authorize each member of the special committee to do all things necessary to give effect to the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A; and

•	to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

Q:	How does the Company’s board of directors recommend that I vote on the proposals?

A:	After careful consideration and upon the unanimous recommendation of the special committee, our board of directors recommends that you vote:

•	FOR the proposal to authorize and approve the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A upon the Effective Time;

•	FOR the proposal to authorize each member of the special committee to do all things necessary to give effect to the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A; and

•	FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting

Q:	When do you expect the merger to be completed?

A:	We are working toward completing the merger as quickly as possible and currently expect the merger to close no later than June 30, 2017. In order to complete the merger, we must obtain shareholder approval of the merger at the extraordinary general meeting and the other closing conditions under the merger agreement must be satisfied or waived in accordance with the merger agreement.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, exhibits, attachments and the other documents referred to or incorporated by reference herein and to consider how the merger affects you as a shareholder. After you have done so, please vote as soon as possible.

Q:	How do I vote if my Shares are registered in my name?

A:	If Shares are registered in your name (that is, you do not hold ADSs) as of the record date, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the enclosed return envelope as soon as possible but in any event before the time appointed for the extraordinary general meeting so that your Shares will be represented and may be voted at the extraordinary general meeting.

Alternatively, you can attend the extraordinary general meeting and vote in person. If you decide to sign and send in your proxy card, and do not indicate how you want to vote, the Shares represented by your proxy will be voted FOR the proposal to authorize and approve the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A upon the Effective Time, FOR the proposal to authorize each member of the special committee to do all things necessary to give effect to the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

We encourage you, before voting your Shares, to read this proxy statement in its entirety, including all of the annexes, attachments, exhibits and materials incorporated by reference, and carefully consider how the merger will affect you. To ensure that your Shares can be voted at the extraordinary general meeting, please complete the enclosed proxy card in accordance with the instructions set forth on the proxy card as soon as possible. The deadline for you to lodge your proxy card is                     , 2016 at                      a.m. (Beijing Time).

Q:	How do I vote if I own ADSs?

A:	If you own ADSs as of the close of business in New York City on , 2016, the ADS record date, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than p.m. (New York City Time) on , 2016. As the record holder of the Shares represented by ADSs, the ADS depositary will endeavor to vote (or will endeavor to cause the vote of) the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs at the close of business in New York City on , 2016, the ADS record date. The ADS depositary must receive such instructions no later than p.m. (New York City Time) on , 2016. Pursuant to the deposit agreement, the ADS depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with those instructions.

Alternatively, you may vote at the extraordinary general meeting if you cancel your ADSs prior to the close of business in New York City on                     , 2016 and become a registered holder of Shares by the close of business in the Cayman Islands on                     , 2016, the share record date. If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

If you wish to cancel your ADSs, you need to make arrangements to deliver your ADSs to the ADS depositary for cancelation prior to the close of business in New York City on                     , 2016 together

with (a) delivery instructions for the corresponding Shares (name and address of person who will be the registered holder of Shares), (b) payment of the ADS cancelation fees (up to $0.05 per ADS to be canceled) and any applicable taxes, and (c) a certification that the ADS holder either (i) held the ADSs as of the applicable ADS record date for the extraordinary general meeting and has not given, and will not give, voting instructions to the ADS depositary as to the ADSs being canceled, or has given voting instructions to the ADS depositary as to the ADSs being canceled but undertakes not to vote the corresponding Shares at the extraordinary general meeting, or (ii) did not hold the ADSs as of the applicable ADS record date for the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or nominee account, please contact your broker, bank or nominee to find out what actions you need to take to instruct the broker, bank or nominee to cancel the ADSs on your behalf. Upon cancelation of the ADSs, the ADS depositary will arrange for Deutsche Bank AG, Hong Kong Branch the custodian holding the Shares, to transfer the Shares to the former ADS holder. If after registration of Shares in your name you wish to receive a certificate evidencing the Shares registered in your name, you will need to request the registrar of the Shares to issue and mail a certificate to your attention.

Q:	If my Shares or ADSs are held in a brokerage account, will my broker vote my Shares on my behalf?

A:	Your broker, bank or other nominee will only vote your Shares on your behalf or give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares may not be voted.

Q:	What will happen if I abstain from voting or fail to vote on the proposal to authorize and approve the merger agreement and the plan of merger?

A:	If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be counted.

Q:	May I change my vote?

A:	Yes, you may change your vote in one of three ways:

•	first, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to Qunar Cayman Islands Limited at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China;

•	second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company prior to the extraordinary general meeting; or

•	third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to          p.m. (New York City Time) on                     , 2016. A holder of ADSs can do this by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Q:	If I am a holder of certificated Shares or American depositary receipts (“ADRs”), should I send in my share certificates or my ADRs now?

A:	No. After the merger is completed, you will be sent a letter of transmittal with detailed written instructions for exchanging your share certificates for the merger consideration. Please do not send in your certificates now. Similarly, you should not send in the ADRs that represent your ADSs at this time. Promptly after the merger is completed, the ADS depositary will call for the surrender of all ADRs for delivery of the merger consideration. ADR holders will be receiving a similar form of letter of transmittal and written instructions from the ADS depositary relating to the foregoing.

All holders of uncertificated Shares and uncertificated ADSs (i.e., holders whose Shares or ADSs are held in book entry) will automatically receive their cash consideration shortly after the merger is completed without any further action required on the part of such holders. If your Shares or your ADSs are held in “street name” by your broker, bank or other nominee you will receive instructions from your broker, bank or other nominee as to how to effect the surrender of your share certificates or ADRs in exchange for the merger consideration.

Q:	Am I entitled to dissenters’ rights?

A:	Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote to approve and authorize the merger is taken at the extraordinary general meeting, a written objection to the merger and they subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS holders will not have the right to dissent from the merger and receive payment of the fair value of the Shares underlying their ADSs. The ADS depositary will not exercise or attempt to exercise any dissenters’ rights with respect to any of the Shares that it holds, even if an ADS holder requests the ADS depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs to the ADS depositary, pay the ADS depositary’s fees required for such surrender, provide instructions for the registration of the corresponding Shares and become registered holders of Shares by the close of business in the Cayman Islands on                     , 2016. Thereafter, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Shares under Section 238 of the Cayman Islands Companies Law.

We encourage you to read the section of this proxy statement entitled “Dissenters’ Rights” as well as Annex C to this proxy statement carefully and to consult your Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	If I own ADSs and seek to exercise dissenters’ rights, how do I convert my ADSs to Shares, and when is the deadline for completing the conversion of ADSs to Shares?

A:	You must be a registered holder of Shares in order to exercise dissenters’ rights. A holder of ADSs who wishes to dissent must surrender his, her or its ADSs to the ADS depositary for conversion into Shares and pay the fees of the ADS depositary to cancel his, her or its ADSs and become a registered holder of such Shares and comply with the procedures described above in order to exercise dissenters’ rights with respect to the Shares prior to the extraordinary general meeting. The ADS depositary will not exercise dissenters’ rights on behalf of a holder of ADSs and any notice of objection or notice of dissent delivered to the ADS depositary will not be effective under the Cayman Islands Companies Law. If you wish to cancel your ADSs, please contact the ADS depositary’s office at Deutsche Bank Trust Company Americas, at 60 Wall Street, New York, NY 10005, United States of America.

Upon your payment of its fees, including the applicable ADS cancelation fee ($0.05 per ADS) and any applicable taxes, the ADS depositary will transfer the Shares and any other deposited securities underlying the ADSs to such ADS holder or a person designated by such ADS holder. The deadline for surrendering ADSs to the ADS depositary for these purposes is the close of business in New York City on                     , 2016.

We encourage you to read the information set forth in this proxy statement carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights. Please see “Dissenters’ Rights” beginning on page 89 as well as “Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238” to this proxy statement for additional information.

Q:	Will any proxy solicitors be used in connection with the extraordinary general meeting?

A:	No. The Company does not plan to engage a proxy solicitor to assist in the solicitation of proxies.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact the Company at +86-10-5760-3000 or at ir@qunar.com.

SPECIAL FACTORS

Background of the Merger

Events leading to the execution of the merger agreement described in this Background of the Merger occurred in China and Hong Kong. As a result, China Standard Time is used for all dates and times given. The term “Consortium” refers to the consortium consisting of Ocean Management and Ctrip.

The board of directors and senior management of the Company have been reviewing periodically the Company’s long-term strategic plan with the goal of maximizing shareholder value. As part of this ongoing process, the board of directors and senior management also have periodically reviewed strategic alternatives that may be available to the Company.

On June 16, 2016, Ocean Management internally discussed the possibility of acquiring the Company and decided to further explore the desirability and feasibility of the proposed transaction.

On June 21, 2016, a representative of Ocean Management contacted an officer of Ctrip regarding Ocean Management’s interest in a potential transaction with the Company. Ctrip is a principal shareholder of the Company, and Ocean Management would like to know Ctrip’s position should Ocean Management propose a transaction. No particular term of the potential transaction was discussed on that day.

On June 23, 2016, the board of directors received a non-binding proposal letter from Ocean Management (the “Proposal Letter”), proposing to acquire all of the outstanding ordinary shares of the Company not already owned by the Company’s shareholders accounting for a majority in voting power of the Company (the “Significant Shareholders”) in a “going private” transaction for $10.13 in cash per Share (or $30.39 in cash per ADS) (the “Proposal”). In the Proposal Letter, Ocean Management noted that it intended to finance the acquisition with a combination of debt and equity capital.

Later that day, the board of directors held a telephonic meeting to discuss, among other things, the Proposal. Mr. Jimmy Lai provided an overview of the Proposal, and all the directors disclosed their respective interests in the proposed transaction as required to be disclosed pursuant to the currently effective Memorandum and Articles of Association of the Company. After such disclosure, the directors discussed the desirability of establishing a committee of independent and disinterested directors to evaluate and negotiate the Proposal and other alternatives. Thereafter, the board of directors determined that it would be in the best interests of the Company to form such a special committee, and after discussing the various qualifications and independence of the members of the board of directors to serve on the special committee, the board of directors resolved to form the special committee, comprised of three independent directors, Messrs. Jimmy Lai (to serve as chairman of the committee) and Jianmin Zhu, and Ms. Ying Shi, to, among other things, consider and negotiate the proposed transaction and any alternatives to the proposed transaction as the special committee, in its sole discretion, deems appropriate, including maintaining the Company’s current status as a public company or a potential change of control transaction involving an alternative buyer and to retain, in its sole discretion, and on terms and conditions acceptable to the special committee, such advisors, including legal counsels, financial advisors and outside consultants, as the special committee in its sole discretion deems appropriate to assist the special committee in discharging its responsibilities.

At the meeting, the board of directors further resolved to grant to the special committee the power to (a) make such investigation of the Proposal, the proposed transaction and any matters relating thereto as the special committee, in its sole discretion, deems appropriate, (b) evaluate the terms of the Proposal, (c) discuss and negotiate with Ocean Management and its representatives any terms of the proposed transaction, (d) explore and pursue any alternative transaction, (e) if and when appropriate, negotiate definitive agreements with respect to the proposed transaction or any alternative transaction, the execution and delivery of any such agreement being subject, however, to the approval of the board of directors, (f) report to the board of directors the recommendations and conclusions that the special committee with respect to the proposed transaction or any alternative transaction and any recommendation as to whether the final terms of the proposed transaction or any alternative transaction are fair to and in the best interests of the shareholders of the Company and should be approved by the board of directors and, if applicable, by the Company’s shareholders, and determinations and recommendations with respect to any other matters requested by the board of directors, and (g) retain, in its sole discretion, and on terms and conditions acceptable to the special committee, such advisors, including legal counsel, financial advisors and outside consultants, as the special committee in its sole discretion deems appropriate to assist the special committee in discharging its responsibilities.

Later that day, the Company issued a press release regarding its receipt of the Proposal Letter and the transaction proposed therein, and furnished the press release as an exhibit to its current report on Form 6-K.

On July 7, 2016, after considering proposals from multiple prospective U.S. legal counsels, the special committee retained Kirkland & Ellis as its U.S. legal counsel.

On the same day, after deliberation on the experience, qualifications and reputation of each of the potential financial advisors evaluated by the special committee, the special committee decided to engage Duff & Phelps as its financial advisor. Among the reasons for Duff & Phelps’ selection were its extensive experience in M&A transactions, including representing special committees in going private transactions, its strong reputation, its significant experience dealing with China-based companies, its lack of existing material relationships with the Company or Ocean Management and its ability to interact in both English and Chinese. As part of the engagement, the special committee also retained Duff & Phelps Securities, LLC (“DPS”), an affiliate of Duff & Phelps, to act as financial advisor to the special committee to provide such financial and market related advice and assistance as deemed necessary by the special committee in connection with discharging its responsibilities.

On July 8, 2016, the special committee convened a meeting by telephone with Kirkland & Ellis, Duff & Phelps, and the Company’s Cayman counsel, Maples and Calder. During the meeting, the special committee and its advisors discussed the duties of the special committee. Then, the special committee engaged in a discussion with its advisors regarding the process, strategy and best practices in its evaluation of the Proposal to maximize shareholder value in light of the circumstances. After the discussion, the special committee instructed Duff & Phelps and Kirkland & Ellis to proceed with the proposed next steps as outlined at the meeting, including for Duff & Phelps to commence due diligence on the Company with the assistance of the Company’s management and for Kirkland & Ellis to commence negotiations with Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Ocean Management’s U.S. legal counsel, regarding the form of a confidentiality agreement, subject to the special committee’s review and approval of such form and the special committee’s further evaluation and determination on its overall evaluation process and the related timetable.

From time to time following the special committee meeting on July 8, 2016, in accordance with the special committee’s instructions, Kirkland & Ellis had discussions with Skadden regarding the Proposal, Ocean Management’s plan to seek the support of the Significant Shareholders, and the possibility of entering into a confidentiality agreement between the Company and Ocean Management. During the same time period, Duff & Phelps also engaged in discussions with Ocean Management regarding the plan of Ocean Management to seek the support of the Significant Shareholders, and initiated the due diligence process with the Company.

On July 15, 2016, the special committee convened a telephonic meeting with Kirkland & Ellis and Duff & Phelps, during which meeting Kirkland & Ellis and Duff & Phelps reported to the special committee with respect to their respective contact and discussions with Ocean Management and/or Skadden regarding the Proposal. After discussion with its advisors regarding the proposed transaction and other alternatives and consideration of the issues and factors related thereto, the special committee determined that the view of the the Company’s major shareholders, including Ctrip, which beneficially owned approximately 43.8% of the Company’s outstanding ordinary shares based on the Company’s latest annual report on its Form 20-F, would be important to the Company’s evaluation of the proposed transaction, other alternatives, and the special committee authorized Duff & Phelps and Kirkland & Ellis to initiate contact with Ctrip regarding its view towards the proposed transaction.

On July 19, 2016, in accordance with the special committee’s instructions, Kirkland & Ellis sent the initial draft of the confidentiality agreement between the Company and Ocean Management to Skadden.

On July 22, 2016, the special committee convened a telephonic meeting with Kirkland & Ellis and Duff & Phelps. In the meeting, among other things, Kirkland & Ellis briefed the special committee regarding the progress on the preparation and negotiation of the confidentiality agreement between the Company and Ocean Management, and Duff & Phelps reported that it was continuing to progress its due diligence on the Company.

On July 26, 2016, Skadden sent a revised draft of the confidentiality agreement between the Company and Ocean Management to Kirkland & Ellis.

On July 29, 2016, Duff & Phelps, on behalf of and as previously authorized by, the special committee, sent a formal inquiry by email to Ctrip seeking to clarify its position regarding the Proposal and the transactions contemplated thereby.

On July 30, 2016, Ctrip responded via email to the request from Duff & Phelps sent on July 29, 2016. In its response, Ctrip stated that Ocean Management had contacted Ctrip regarding, and Ctrip intended to support, the Proposal and the transactions contemplated thereby. On August 5, 2016, in response to a follow-up inquiry from Kirkland & Ellis, Ctrip further stated via email that it did not have the intention to engage in discussions with other parties in connection with any alternative transaction.

Later on August 5, 2016, the special committee convened a telephonic meeting with Kirkland & Ellis and Duff & Phelps. During the meeting, Duff & Phelps and Kirkland & Ellis updated the special committee, among other things, on Ctrip’s responses regarding its position towards the Proposal, the status of due diligence by Duff & Phelps on the Company, and the negotiation of the confidentiality agreement between the Company and Ocean Management.

On August 12, 2016, the special committee convened a telephonic meeting with Kirkland & Ellis and Duff & Phelps. During the meeting, Duff & Phelps provided updates to the special committee with respect to its due diligence on the Company, and Kirkland & Ellis provided updates to the special committee regarding the negotiation of the confidentiality agreement between the Company and Ocean Management. The special committee also discussed with its advisors the next steps in its evaluation process. After the discussion and consideration of various related factors, the special committee determined that, although Ctrip has confirmed its intention to support the Proposal, it would be prudent to also reach out to Momentum Strategic Holdings GP, Ltd. (“Momentum”), which beneficially owned approximately 5.7% of the Company’s outstanding ordinary shares based on the Company’s latest annual report on its Form 20-F, to clarify its view towards the Proposal, and directed Duff & Phelps and Kirkland & Ellis to send a formal inquiry to Momentum.

Later that day, Kirkland & Ellis, on behalf of the special committee, sent a formal inquiry by email to Momentum seeking to clarify its position towards the Proposal and the transactions contemplated thereby.

On August 14, 2016, following multiple rounds of negotiations, the special committee, on behalf of the Company, entered into a confidentiality agreement with Ocean Management.

From August 15, Ocean Management received access to certain due diligence documents and materials and performed due diligence and evaluation based on the information provided.

On August 15, 2016, Momentum responded to the inquiry from Kirkland & Ellis, stating that Momentum was willing to consider supporting the Proposal. On August 18, 2016, in response to further requests for clarification from Kirkland & Ellis, Momentum stated that it intends to support the transaction proposed by Ocean Management and did not intend to support any alternative transaction or proposal.

On August 16, 2016, Skadden sent the initial draft of the merger agreement to Kirkland & Ellis.

On August 27, 2016, the special committee convened a telephonic meeting with Kirkland & Ellis and Duff & Phelps. During the meeting, the special committee discussed with its advisors whether to conduct a proactive “market-check” by reaching out to third parties potentially interested in an alternative transaction with the Company. After extensive discussion of various related considerations, including that (i) since the Company’s receipt of the Proposal Letter on June 23, 2016, the Company has not received any actionable offer from any third party for a strategic transaction with the Company, (ii) Ctrip and Momentum, two existing major shareholders of the Company who together beneficially owned approximately 51.2% of the Company’s outstanding ordinary shares as of June 30, 2016, had communicated to the special committee that they intended to support the transaction proposed by Ocean Management and did not intend to support any alternative transaction, (iii) the potential risk of competitive harm to the Company if strategic buyers conducted due diligence but did not proceed with a transaction, and (iv) the increased risk of leaks, which could create instability among the Company’s employees as well as its customers and vendors, the special committee determined that proactively reaching out to third parties and conducting a “market check” process would be futile and would not be in the best interests of the Company and its shareholders, and therefore, while the special committee would continue to welcome and evaluate any inbound inquiries and indications of interest, it would focus its resources on negotiating the best deal possible with Ocean Management in order to maximize shareholder value. In that regard, the special committee then engaged in a detailed discussion with its advisors regarding the negotiation strategy with Ocean Management. Duff & Phelps then walked the special committee through the ten-year financial projections of the Company prepared by the Company’s management (which financial projections are summarized under “Special Factors — Certain Financial Projections”). Duff & Phelps orally summarized the key financial projections set forth therein and discussed the various assumptions underlying such projections as well as certain observations by Duff & Phelps regarding the reasonableness of such assumptions and projections. The special committee asked questions regarding the methodology and assumptions employed in compiling such projections, and a discussion ensued. After the discussion, the special committee approved the financial projections prepared by the Company’s management, and authorized Duff & Phelps to use such financial projections in its fairness analysis. Kirkland & Ellis then discussed with the special committee the key issues raised by Ocean Management’s initial draft merger agreement. After the discussion, the special committee instructed Kirkland & Ellis to revise the draft merger agreement in accordance with the discussion at the meeting and circulate the revised draft back to Ocean Management and its counsel.

On August 31, 2016, Kirkland & Ellis delivered its initial comments on the merger agreement to Skadden, which reflected the special committee’s positions on certain key issues, including (a) requiring limited guarantees from Ocean Management or other credit-worthy members of the buyer group, (b) providing more flexibility for the Company to change its recommendation and/or terminate the merger agreement, (c) adding a “majority-of-minority” provision requiring the approval of the non-rollover shareholders, (d) deleting the closing condition requiring no more than 5% of the outstanding shares exercising their dissenter’s rights, and (e) proposing a termination fee payable by the Company equal to 2% of the implied equity value of the Company in the proposed transaction and a termination fee payable by Parent equal to 4% of such implied equity value. Kirkland & Ellis also noted that these comments were subject to the parties reaching agreement on other key terms of the proposed transaction, including the price.

During September and October, representatives of Ctrip and Ocean Management had several discussions regarding the possibility of Ctrip and Ocean Management forming a consortium to undertake the proposed transaction contemplated in the Proposal. During same period, Ocean Management reached out to M Strat,

Earthly Paradise, Seavour, Shuofeng, Richbright and Eagle, in addition to Ctrip and Momentum, regarding their respective views towards the Proposal and the proposed transaction, as well as the willingness of these shareholders to roll their shares into the surviving company and support the transaction. M Strat, Earthly Paradise, Seavour, Shuofeng, Richbright and Eagle confirmed that they will join as Rollover Shareholders and support the proposed transaction during the same period.

On September 4, 2016, Skadden circulated a revised draft of the merger agreement to Kirkland & Ellis.

Between September 4, 2016 and September 8, 2016, Skadden and Kirkland & Ellis held various conference calls and discussed the financing arrangements for the transaction, including Ocean Management’s source of funds, the conditions of the funding, and creditworthiness proof for equity commitments or limited guarantees in connection with the transaction.

On September 8, 2016, Skadden sent initial drafts of the support agreement, form of limited guarantee and equity commitment letter to Kirkland & Ellis. The draft form equity commitment letter indicated that there would be only equity financing in connection with the proposed transaction.

On the same day, the special committee convened a telephonic meeting with Kirkland & Ellis and Duff & Phelps. During the meeting, Kirkland & Ellis and Duff & Phelps provided updates regarding the various work streams in connection with the proposed transaction, including among other things, the status of financing arrangements, and the negotiation of and issues related to the transaction documents, including the draft merger agreement. The special committee then discussed with its advisors the key terms of the proposed transaction, including the offer price and the key outstanding issues in the revised merger agreement, including (a) termination rights of the Company and the “majority-of-minority” voting requirement and (b) whether any regulatory approval is required for the proposed transaction. The special committee also discussed with its advisors how to respond to the Buyer Group with respect to other transaction documents. After the discussion, the special committee directed Kirkland & Ellis and Duff & Phelps to (i) send a formal request to Ocean Management demanding an increase in the offer price and (ii) otherwise continue to negotiate the merger agreement and other transaction documents with the Buyer Group in accordance with the discussions at the meeting.

On September 9, 2016, Duff & Phelps, on behalf of and as previously authorized by the special committee, sent a formal request to Ocean Management, demanding an increase in the purchase price in connection with the proposed transaction.

On September 12, 2016, Kirkland & Ellis provided a second round of comments on the merger agreement to Skadden.

On September 20, 2016, on the instruction of the special committee, Kirkland & Ellis provided Skadden with comments to the support agreement.

Later that day, following discussions with Ocean Management, Skadden sent a further revised draft of the merger agreement together with an initial draft of the plan of merger to Kirkland & Ellis.

On September 21, 2016, Ocean Management responded to Duff & Phelps’s request on September 9, 2016 for a price increase, rejecting such request and stating that Ocean Management believed its original offer in the Proposal is an attractive price and represents compelling value to the Company’s shareholders. Ocean Management also re-stated that it continued to be fully committed to consummate the proposed transaction.

On the same day, Kirkland & Ellis provided Skadden with comments on the limited guarantee and equity commitment letter.

On September 22, 2016, the special committee convened a telephonic meeting with Kirkland & Ellis and Duff & Phelps. During the meeting, Kirkland & Ellis provided an update on the negotiation of the transaction documents, including the merger agreement, the support agreement, the limited guarantees and the equity commitment letter, and Duff & Phelps provided an update regarding the status of Ocean Management’s discussions with other potential members of the buyer consortium. The special committee then discussed with its advisors Ocean Management’s rejection of the special committee’s request for a price increase and whether to continue to make such request. After a thorough discussion of various related considerations, including the fact that there remained various outstanding issues in the merger agreement, the special committee determined to continue to make such request and directed Duff & Phelps and Kirkland & Ellis to communicate the special committee’s position to Ocean Management accordingly.

On September 27, 2016, Duff & Phelps and Kirkland & Ellis, on behalf of and as previously authorized by the special committee, held a conference call with Ocean Management and Skadden, and communicated the special committee’s continued request for a price increase. Ocean Management indicated on the call that while it would continue to evaluate its position and discuss with other members of the buyer consortium, it had no current intention of revising its initial offer and it continued to believe that its initial offer was attractive and represented compelling value to the Company’s shareholders.

On the same day, Skadden sent to Kirkland & Ellis revised drafts of the support agreement, the limited guarantees and the equity commitment letter, as well as an initial draft of the consortium agreement between Ocean Management and Ctrip.

On September 28, 2016, Skadden sent revised drafts of the merger agreement and plan of merger to Kirkland & Ellis.

On September 29, 2016, Skadden and Kirkland & Ellis had several calls to discuss the remaining issues in the merger agreement, including (a) treatment of company share awards, (b) whether any regulatory approval was required for the consummation of the proposed transactions, (c) situations in which the board of directors can change its recommendations to the Shareholders. Later that day, Kirkland & Ellis provided comments to the merger agreement, the support agreement and the limited guarantees to Skadden.

On September 30, 2016, Kirkland & Ellis provided comments to the equity commitment letter to Skadden.

On the same day, Skadden sent Kirkland & Ellis further revised drafts of the merger agreement, support agreement and limited guarantee. The revised merger agreement proposed, among other things, a termination fee of $10,000,000 payable by the Company and termination fee of $20,000,00 payable by the Parent. Later that day, Kirkland & Ellis and Skadden had a lengthy discussion on the amounts of the termination fees and other outstanding issues in the transaction documents. Kirkland indicated to Skadden that the special committee would not agree to the termination fees proposed by Ocean Management and would insisted on substantially higher termination fees as proposed in previous drafts of the merger agreement circulated by Kirkland & Ellis.

On October 1, 2016, Kirkland & Ellis sent Skadden a revised draft of the merger agreement which proposed a termination fee payable by the Company of $92,500,000 and a termination fee payable by Parent of $185,000,000. In addition, Kirkland & Ellis also circulated the drafts of the limited guarantee and the equity commitment letter to Skadden.

Later on October 1, 2016, Duff & Phelps and Kirkland & Ellis had a conference call with Ocean Management. The participants discussed the remaining issues in the transaction documents, including the amount of termination fees. On the call, Duff & Phelps and Kirkland & Ellis reiterated the special committee’s request to increase the termination fees. Ocean Management held the view that the cash transaction value was relatively small and the parties should take this into consideration when determining the terminations fees. Ocean Management also indicated that it would discuss the special committee’s request with other members of the Buyer Group and provide a further response to the special committee.

On October 7, 2016, Skadden sent a further revised merger agreement to Kirkland & Ellis, which proposed a termination fee payable by the Company of $30,000,000 and a termination fee payable by Parent of $60,000,000.

On October 10, 2016, the chairman of the special committee had a conference call with Duff & Phelps and Kirkland & Ellis, and the participants discussed various considerations relating to the size of the termination fees. The chairman inquired about the reasoning behind Ocean Management’s new proposal of the termination fee, and discussed with its advisors various related factors and conditions. After a thorough discussion, the chairman directed Duff & Phelps and Kirkland & Ellis to push Ocean Management again for a higher termination fee payable by Parent.

Following the conference call with the chairman of the special committee, representatives of Duff & Phelps had a conference call with representatives of Ocean Management and reiterated the special committee’s request for a higher buy-side termination fee and the rationale behind the request. On the call, representatives of Ocean Management agreed to raise the termination fee payable by Parent to $80 million in exchange for a corresponding increase in the termination fee payable by the Company to $40 million.

Later that day, the special committee convened a telephonic meeting with Kirkland & Ellis and Duff & Phelps. During the meeting, the special committee then discussed with its advisors the latest proposal from Ocean Management on the size of the termination fees. Following the discussion, in light of various related considerations, including (a) the current proposal on the termination fees from Ocean Management were 400% of its initial proposal, (b) market precedents of termination fees in this range as measured by the implied equity value of the target companies, (c) similarities between the background of those precedent transactions and the proposed transaction with Ocean Management, and (d) that due to the large amount of rollover Shares, the cash consideration to be paid by the buyer group would represent less than 8% of the Company’s implied equity value in the transaction, the special committee determined that Ocean Management’s latest proposal on the termination fee might be acceptable if the parties were able to reach agreement on other key terms of the transaction.

On October 11, 2016, Skadden circulated revised drafts of the merger agreement, the support agreement and the limited guarantees to Kirkland & Ellis.

On October 12, 2016, Kirkland & Ellis provided Skadden with further comments to the merger agreement and the support agreement.

On October 13, 2016, Kirkland & Ellis held a telephonic conference with Skadden to discuss the remaining issues in the transaction documents.

On October 19, 2016, the board of directors held a telephonic meeting with Kirkland & Ellis and Duff & Phelps. Mr. James Jianzhang Liang, the director appointed by Ctrip, did not attend, participate in or vote upon any matters discussed during the meeting. Kirkland & Ellis first provided the board with a summary of (i) the board’s fiduciary duties and (ii) the key terms of the merger agreement and other transaction documents. Thereafter, Duff & Phelps delivered its oral opinion, subsequently confirmed in writing by delivery of Duff & Phelps’ written opinion (attached hereto as Annex B), to the special committee to the effect that, as of October 19, 2016, and based upon and subject to the factors and assumptions set forth in Duff & Phelps’ written opinion, the Per Share Merger Consideration of $10.13 in cash for each of the Company’s ordinary shares was fair, from a financial point of view to holders of Shares (other than Excluded Shares, the Dissenting Shares and Shares represented by ADSs), and the Per ADS Merger Consideration of $30.39 in cash for each ADS was fair, from a financial point of view, to the holders of ADSs (other than ADSs representing Excluded Shares).

Mr. Zhenyu Chen then left the telephonic board meeting and the special committee convened an executive session. After considering the proposed terms of the merger agreement and the other transaction agreements and the presentations of Kirkland & Ellis and Duff & Phelps, including the opinion from Duff & Phelps as described above, and taking into account the other factors described below under the headings titled “Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” beginning on page 25 and “Opinion of the Special Committee’s Financial Advisor” beginning on page 34, the special committee then unanimously determined that the merger agreement, the plan of merger, the merger and the other transactions contemplated by the merger agreement were fair (both substantively and procedurally) to and in the best interests of the Company and unaffiliated security holders and declared it advisable for the Company to enter into the merger agreement and the other transaction agreements and recommended that the board of directors adopt a resolution approving and declaring the advisability of the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommending that the shareholders of the Company authorize and approve the merger agreement, the plan of merger and the merger.

Thereafter, Mr. Zhenyu Chen rejoined the telephonic meeting and the Board resumed its meeting. The special committee presented its recommendation to the board of directors. After considering the proposed terms of the merger agreement and the other transaction agreements and the presentations of Kirkland & Ellis and Duff & Phelps, including the opinion provided by Duff & Phelps described above, and taking into account the other factors described below under the headings titled “Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” beginning on page 25 and “Opinion of the Special committee’s Financial Advisor” beginning on page 34, the board of directors, other than Mr. James Jianzhang Liang who was not present or participating, unanimously determined that it was fair (both substantively and procedurally) to and in the best interests of the Company and unaffiliated security holders, and declared it advisable, to enter into the merger agreement and the transaction agreements contemplated by the merger agreement and approved the execution, delivery and performance of the merger agreement and the transaction agreements contemplated by the merger agreement and the consummation of the transactions contemplated thereby, including the merger and directed that the authorization and approval of the merger agreement, the plan of merger and the merger and the other transactions contemplated under the merger agreement be submitted to a vote at an extraordinary general meeting of the shareholders with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of special resolutions the merger agreement, the plan of merger and the transactions contemplated under the merger agreement, including the merger. See “Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors” beginning on page 25 and “Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for a full description of the resolutions of the board of directors at this meeting.

Later that day, the Company, Parent and Merger Sub executed and delivered the merger agreement and the applicable parties executed the ancillary documents relating thereto.

On the same day, concurrently with the execution and delivery of the merger agreement, Ctrip and Ocean Management entered into a consortium agreement, pursuant to which they agreed to cooperate in good faith in connection with the proposed transaction.

Later on the same day, the Company issued a press release announcing the execution of the merger agreement, and furnished the press release and the executed merger agreement to the SEC as exhibits to its current report on Form 6-K.

On October 21, 2016, Ctrip filed with the SEC an Amendment to its Schedule 13D in connection with the execution of the consortium agreement, the merger agreement and other transaction documents.

Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors

Our board of directors, acting upon the unanimous recommendation of the special committee, which special committee acted with the advice and assistance of our management and its financial and legal advisors, evaluated the merger, including the terms and conditions of the merger agreement.

At a meeting on October 19, 2016, the special committee unanimously recommended that our board of directors adopt resolutions that:

•	determine that it is fair to and in the best interests of the Company and the unaffiliated security holders, and declare it advisable, to enter into the merger agreement and the other documents relating to the merger;

•	authorize and approve the execution, delivery and performance of the merger agreement, the other documents relating to the merger and the consummation of the transactions contemplated thereby, including the merger; and

•	direct that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of special resolution the merger agreement, the plan of merger and the transaction contemplated thereby, including the merger.

On October 19, 2016, our board of directors approved and adopted the resolutions recommended by the special committee. Please see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 51 for additional information.

In the course of reaching their respective determinations, the special committee and our board of directors considered the following substantive factors and potential benefits of the merger, each of which the special committee and our board of directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•	the current and historical market prices of the Company’s ADSs, including the fact that the $10.13 per Share or $30.39 per ADS merger consideration represents a premium of 15.0% over the Company’s closing price of $26.42 per ADS on June 22, 2016, the last trading day immediately prior to June 23, 2016, the date that the Company announced that it had received a “going-private” proposal, a 5.0% premium over the closing price of $28.95 per ADS on October 18, 2016, the trading day immediately before the merger agreement was signed;

•	the possibility that it could take a considerable period of time before the trading price of the ADSs would reach and sustain the per ADS merger consideration of $30.39, as adjusted for present value, particularly in light of (i) the trading price of the Company’s ADSs prior to announcing receipt of the going-private proposal, and (ii) the board of directors’ recognition of the challenges involved in increasing shareholder value as an independent publicly traded company, including pressure to make decisions that may produce better short-term results, but which may not over the long-term lead to maximization of its equity value;

•	the negotiations with respect to the merger consideration and the special committee’s determination that, following negotiations with the Buyer Group, $10.13 per Share or $30.39 per ADS was the highest price that the Buyer Group would agree to pay, with the special committee basing its belief on a number of factors, including the process of negotiations and the experience of the special committee and its advisors;

•	the all-cash merger consideration, which will allow our unaffiliated security holders to immediately realize liquidity for their investment and provide them with a specific amount of cash consideration for their Shares or ADSs;

•

the financial analysis reviewed and discussed with the special committee by representatives of Duff & Phelps, and the oral opinion rendered by Duff & Phelps to the special committee on October 19, 2016, which opinion was subsequently confirmed in writing by delivery of a written opinion dated as of the same date and attached hereto as Annex B, to the effect that, as of October 19, 2016, and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps as set forth in its opinion, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the merger, were fair from a financial point of view to such holders (without giving effect to any impact of the merger on any particular holder of Shares or ADSs other than in their capacity as holders of Shares or ADSs) (see “— Opinion of the Special Committee’s Financial Advisor” beginning on page 34 for additional information);

•	potential adverse effects on the Company’s business, financial condition and results of operations caused by recent economic factors in the PRC, including reduced liquidity, greater volatility, widening of credit spreads, lack of price transparency in credit markets, a reduction in available financing and reduced market confidence;

•	the costs of regulatory compliance for public companies, including accounting, legal and other expenses incurred in connection with the public reporting requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002;

•	the belief of the special committee that the terms of the merger agreement, including the parties’ representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

•	the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of completing the merger in light of the scope of the conditions to completion, including the absence of significant required regulatory approvals; and

•	the fact the merger agreement provides that, in the event of a failure of the merger to be completed under certain circumstances, Parent will pay the Company a $80,000,000 termination fee, and the guarantee of such payment obligation by each of Ctrip and Ocean Management pursuant to the limited guarantees;

•	the fact that since the announcement of the proposed transaction on June 23, 2016 and prior to the entry into the merger agreement, no party other than the members of the Buyer Group had contacted the Company or the special committee expressing an interest in exploring an alternative transaction with the Company; and

•	the consideration and negotiation of the merger agreement was conducted entirely under the control and supervision of the special committee, which consists of three independent directors, each of whom is an outside, non-employee director, and that no limitations were placed on the special committee’s authority.

In addition, the special committee and our board of directors believed that sufficient procedural safeguards were and are present to ensure that the merger is procedurally fair to our unaffiliated security holders and to permit the special committee and our board of directors to represent effectively the interests of such unaffiliated security holders. These procedural safeguards, which are not listed in any relative order of importance, are discussed below:

•	in considering the merger, the special committee acted solely to represent the interests of the unaffiliated security holders, and the special committee had independent control of the negotiations with the Buyer Group and its legal and financial advisors on behalf of such unaffiliated security holders;

•

all of the directors serving on the special committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group. In addition, none of such directors has any financial interest in the merger that is different from that of the unaffiliated security holders other than (i) the directors’ receipt of board compensation in the ordinary course, (ii) special committee members’ compensation in connection with its evaluation of the merger (which is not contingent upon the completion of the merger or the special committee’s or board of directors’ recommendation of the merger), and (iii) the directors’ indemnification and liability insurance rights under the merger agreement;

•	following its formation, the special committee’s independent control of the sale process with the advice and assistance of Duff & Phelps, as its financial advisors, and Kirkland & Ellis and Maples and Calder, as its legal advisors, all reporting solely to the special committee;

•	the special committee was empowered to consider, attend to and take any and all actions in connection with the written proposal from the Buyer Group and the transactions contemplated thereby from the date the committee was established, and no evaluation, negotiation, or response regarding the transaction or any documentation in connection therewith from that date forward was considered by our board of directors for authorization and approval unless the special committee had recommended such action to our board of directors;

•	the special committee had the authority to reject the terms of any strategic transaction, including the merger;

•	the special committee met regularly to consider and review the terms of the merger agreement and the merger;

•	the recognition by the special committee and our board of directors that it had no obligation to recommend the authorization and approval of the proposal or any other transaction;

•	the recognition by the special committee and our board of directors that, under the terms of the merger agreement, it has the ability to consider any proposal regarding a competing transaction reasonably expected to lead to a “Superior Proposal” until the date our shareholders vote upon and authorize and approve the merger agreement;

•	the ability of the Company to terminate the merger agreement in connection with a “Superior Proposal” subject to compliance with the terms and conditions of the merger agreement; and

•	the availability of dissenters’ rights to the shareholders, other than the Rollover Shareholders, who comply with all of the required procedures under the Cayman Islands Companies Law for exercising dissenters’ rights, which allow such holders to receive the fair value of their Shares as determined by the Grand Court of the Cayman Islands.

The special committee and board of directors also considered a variety of potentially negative factors discussed below concerning the merger agreement and the merger, which are not listed in any relative order of importance:

•	the fact that authorization and approval of the merger agreement are not subject to the authorization and approval of holders of a majority of the Company’s outstanding Shares unaffiliated with the Buyer Group:

•	the fact that the Company’s shareholders, other than the Rollover Shareholders, will have no ongoing equity participation in the Company following the merger, and that they will cease to participate in our future earnings or growth, if any, or to benefit from increases, if any, in the value of the Shares, and will not participate in any potential future sale of the Company to a third party or any potential recapitalization of the Company which could include a dividend to shareholders;

•	the restrictions on the conduct of the Company’s business prior to the completion of the merger. See “The Merger Agreement and Plan of Merger—Conduct of Business Prior to Closing” beginning on page 77 for additional information;

•	the risks and costs to the Company if the merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships;

•	the Company will be required to, under certain circumstances, pay Parent a termination fee of $40,000,000 in connection with the termination of the merger agreement;

•	the fact that Parent and Merger Sub are newly formed companies with essentially no assets and that the Company’s legal remedy in the event of breach of the merger agreement by Parent or Merger Sub is limited to the right to specifically enforce Parent and Merger Sub’s obligation to consummate the merger or the receipt of a termination fee of $80,000,000, and that the Company may not be entitled to such remedies at all if, among other things, the Company’s shareholders do not approve the merger agreement at the extraordinary general meeting. See “The Merger Agreement and Plan of Merger — Termination of the Merger Agreement” beginning on page 84 and “The Merger Agreement and Plan of Merger — Termination Fee” beginning on page 85 for additional information;

•	the terms of the Rollover Shareholders’ participation in the merger and the fact that the Rollover Shareholders may have interests in the transaction that are different from, or in addition to, those of our unaffiliated security holders, as well as the other interests of the Company’s directors and officers in the merger. Please see “Special Factors—Interests of Certain Persons in the Merger” beginning on page 51 for additional information;

•	that while the special committee expects to complete the merger, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied and, as a result, it is possible that the merger may not be completed even if Company shareholders approve it;

•	the possibility that the merger might not be completed and the negative impact of a public announcement of the merger on our sales and operating results and our ability to attract and retain key management, marketing and technical personnel; and

•	the taxability of an all-cash transaction to our unaffiliated security holders that are U.S. holders as defined below in “Special Factors—Material U.S. Federal Income Tax Consequences.”

The foregoing discussion of information and factors considered by the special committee and our board of directors is not intended to be exhaustive, but includes the material factors considered by the special committee and our board of directors. In view of the wide variety of factors considered by the special committee and our board of directors, neither the special committee nor our board of directors found it practicable to quantify or otherwise assign relative weights to the foregoing factors in reaching its conclusions. In addition, individual members of the special committee and our board of directors may have given different weights to different factors and may have viewed some factors more positively or negatively than others. The special committee recommended that our board of directors authorize and approve, and our board of directors authorized and approved, the merger agreement based upon the totality of the information presented to and considered by it.

In the course of reaching its conclusion regarding the fairness of the merger to the unaffiliated security holders and its decision to recommend the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, the special committee considered the opinion and related financial analyzes presented by Duff & Phelps, among other factors. These analyzes included discounted cash flow analysis, an analysis of selected public companies, an analysis of selected transactions and a review of premiums paid in selected transactions. All of the material analysis as presented to the special committee on October 19, 2016 are summarized below under the caption “Opinion of the Special Committee’s Financial Advisor” beginning on page 34. The special committee and the board expressly adopted these analyzes and the opinion of Duff & Phelps, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the merger agreement and the plan of merger, including the merger.

Neither the special committee nor our board of directors considered the liquidation value of the Company’s assets because each considers the Company to be a viable going concern business where value is derived from cash flows generated from its continuing operations. The special committee and the board of directors believe that the trading price of the ADSs at any given time represents the best available indicator of the Company’s going concern value at that time, so long as the trading price at that time is not impacted by speculation regarding the likelihood of a potential transaction and did not determine a going concern value for the Company. Each of the special committee and board of directors also considered the historical market prices of our ADSs as described under the caption “Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs” beginning on page 63. Neither the special committee nor our board of directors considered the Company’s net book value, which is defined as total assets minus total liabilities, attributable to the shareholders of the Company, as a factor. The special committee and board of directors believe that net book value is not a material indicator of the value of the Company as a going concern. The Company’s net book value per Share as of June 30, 2016 was $0.29 based on the number of issued and outstanding Shares as of June 30, 2016. Net book value does not take into account the future prospects of the Company, market conditions, trends in the industry or the business risks inherent in competing with larger companies in the Company’s industry. Each of the special committee and the board of directors believes the analyzes and additional factors it reviewed provided an indication of the Company’s going concern value.

In reaching its determination that the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, are fair to and in the best interests of the Company and our unaffiliated security holders and its decision to authorize and approve the merger agreement and recommend the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, by our shareholders, our board of directors, on behalf of the Company, considered the analysis and recommendation of the special committee and the factors examined by the special committee as described above under this section and adopted such recommendations and analysis.

Except as discussed in “Special Factors—Background of the Merger,” “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and our Board of Directors,” and “Special Factors—Opinion of the Special Committee’s Financial Advisor,” no director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

For the foregoing reasons, each of the Company and our board of directors believes that the merger agreement, the plan of merger and the transactions contemplated thereby are substantively and procedurally fair to and in the best interests of the Company and our unaffiliated security holders. The special committee and the board of directors on behalf of the Company believe that it is appropriate for the Company to undertake the merger and the going private transaction at this time, so that it can achieve its goal of exiting the U.S. public equity market and become a privately held company.

Position of the Buyer Group as to the Fairness of the Merger

The Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Buyer Group as to the fairness of the merger are not intended to be and should not be construed as a recommendation to any shareholder of the Company or holder of ADSs as to how to vote on the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger. The Buyer Group has interests in the merger that are different from, and/or in addition to, those of the unaffiliated security holders (as defined elsewhere) by virtue of its continuing interests in the surviving company after the consummation of the merger. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 51 for additional information.

The Buyer Group believes that the interests of the Company’s unaffiliated security holders were represented by the special committee of the Company, which negotiated the terms and conditions of the merger agreement with the assistance of its legal and financial advisors. No member of the Buyer Group participated in the deliberations of the special committee regarding, and did not receive any advice from the special committee’s legal and financial advisors as to, the fairness of the merger to the Company’s unaffiliated security holders. The Buyer Group attempted to negotiate a transaction that would be most favorable to it, and not to the Company’s unaffiliated security holders and, accordingly, did not negotiate the merger agreement with a goal of obtaining terms that were substantively and procedurally fair to such holders. The members of the Buyer Group did not separately engage a financial advisor to perform any special valuation or other analysis to assist them in assessing the fairness of the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, to the Company’s unaffiliated security holders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and the analysis and resulting conclusions of, the special committee and the board of directors of the Company discussed in “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and our Board of Directors” beginning on page 25, the Buyer Group believes the merger is substantively and procedurally fair to the unaffiliated security holders. In particular, the Buyer Group believes that the merger is both procedurally and substantively fair to the unaffiliated security holders based on their consideration of the following factors, which are not listed in any relative order of importance, among others:

•	the current and historical market prices of the Company’s ADSs, including the fact that the $10.13 per Share or $30.39 per ADS merger consideration offered to the Company’s unaffiliated security holders represents a premium of 15.0% over the Company’s closing price of $26.42 per ADS on June 22, 2016, the last trading day immediately prior to June 23, 2016, the date that the Company announced that it had received a “going-private” proposal and a 5.0% premium over the closing price of $28.95 per ADS on October 18, 2016, the trading day immediately before the merger agreement was signed;

•	in considering the merger with the Buyer Group, the special committee acted solely to represent the interests of the unaffiliated security holders, and the special committee had independent control of the negotiations with the Buyer Group and its legal advisor on behalf of such unaffiliated security holders;

•	all of the directors serving on the special committee during the entire process were and are independent directors and free from any affiliation with the Buyer Group. In addition, none of such directors has any financial interest in the merger that is different from that of the unaffiliated security holders other than (i) the director’s receipt of board compensation in the ordinary course, (ii) special committee members’ compensation in connection with its evaluation of the merger (which is not contingent upon the completion of the merger or the special committee’s or board of directors’ recommendation of the merger), and (iii) the director’s indemnification and liability insurance rights under the merger agreement;

•	the special committee retained and was advised by legal and financial advisors experienced in assisting committees such as the special committee in similar transactions;

•	neither the special committee nor the board of directors had any obligation to recommend authorization or approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, or any other transaction;

•	the fact that the merger consideration is all cash, which provides a specific amount of cash consideration for Shares and ADSs held by, and liquidity to, unaffiliated security holders and allows the unaffiliated security holders not to be exposed to risks and uncertainties relating to the prospects of the Company;

•	the fact that, under the terms of the merger agreement, the Company has the ability to consider any proposal regarding a Competing Transaction reasonably expected to lead to a “Superior Proposal” until the date the Company’s shareholders vote upon and authorize and approve the merger agreement. Please see “The Merger Agreement and Plan of Merger — No Solicitation” beginning on page 79) for additional information;

•	the availability of dissenter’s rights to the shareholders, other than the Rollover Shareholders, who comply with all of the required procedures under the Cayman Islands Companies Law for exercising dissenter’s rights, which allow such holders to receive the fair value of their Shares as determined by the Grand Court of the Cayman Islands;

•	the fact that the authorization and approval of the merger agreement, the plan of merger and the merger is subject to approval by the affirmative vote of at least two-thirds of the shareholders present and voting in person or by proxy as a single class in accordance with the Cayman Islands Companies Law and the Company’s memorandum and articles of association;

•	the fact that the terms and conditions of the merger agreement, the plan of merger and the transactions were the result of robust and extensive negotiations between the Buyer Group and the special committee of the Company and their respective legal and financial advisors;

•	the fact that Parent obtained equity financing commitment for the transactions pursuant to the Equity Commitment Letter, as well as the limited number and nature of the conditions to the equity financing set forth in the Equity Commitment Letter; and

•	that the special committee and board of directors was fully informed about the extent to which the interests of the Rollover Shareholders in the merger differed from those of the Company’s unaffiliated security holders.

Certain Financial Projections

The Company does not generally make public detailed financial forecasts or internal projections as to future performance, revenues, earnings or financial condition. However, the Company’s management prepared certain financial projections for the fiscal year ending December 31, 2016 through the fiscal year ending December 31, 2025 for the special committee and Duff & Phelps in connection with the financial analysis of the merger. These financial projections, which were based on Company management’s estimates of the Company’s future financial performance as of the date provided, were prepared by the Company’s management for internal use and for use by Duff & Phelps in its financial analyzes, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC regarding forward-looking information or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or U.S. generally accepted accounting principles. No members of the Buyer Group were provided with, and none of such persons were entitled to or relied on any of these financial projections.

The financial projections are not a guarantee of performance. They involve significant risks, uncertainties and assumptions. In compiling the projections, our management took into account historical performance, combined with estimates regarding net revenue, gross profit, operating expenses, income from operations and net income. Although the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management that our management believed were prepared on a reasonable basis, reflected the best estimates and judgments available at that time and presented, to the best of the management’s knowledge and belief, the expected course of action and the expected future financial performance of the Company. Key assumptions and estimates included that there will be no significant changes in the Chinese economy and political situation or changes in governmental policy regarding the travel industry in China, and that the Company will be able to develop advantageous relationships with additional hotels and customers. Future events could differ from these assumptions and could cause the Company’s actual results to differ materially from the projected results. This information is not fact and should not be relied upon as being necessarily indicative of actual future results and shareholders are cautioned not to place undue reliance on the prospective financial information. Factors such as the effects of the competitive environment, the consolidation of the online travel industry in China, possible declines or disruptions in the travel industry in China, slowing growth in the economy in China, possible significant fluctuations in the value of the Renminbi and general business, economic, regulatory, market and financial conditions, all of which are difficult to predict and beyond the control of our management, may cause actual future results to differ materially from the results forecasted in these financial projections.

In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the projections do not give effect to completion of the merger or any changes to our operations or strategy that may be implemented after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be significantly different from those contained in the projections. Neither the Company’s independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, nor any other independent accountants have examined, compiled, or performed any procedures with respect to the financial projections or any amounts derived therefrom or built thereupon, nor have they given any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the prospective information. The financial projections included in this proxy statement are included solely to give shareholders access to certain information that was made available to the special committee by Duff & Phelps, and are not included in this proxy statement in order to induce any holder of Shares or ADSs to vote in favor of approval of the merger agreement or to elect not to exercise his or her dissenters’ rights.

The following table presents the financial projections prepared by our management and considered by the special committee in connection with their analysis of the Merger and Duff & Phelps in connection with the delivery of its fairness opinion:

	Management Projections

	Fiscal Year Ending December 31,

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
	(RMB in millions except percentages)
Net Revenues	4,587	6,667	8,838	11,476	14,346	17,361	20,784	24,723	29,501	35,165
% Growth	10.0%	45.3%	32.6%	29.8%	25.0%	21.0%	19.7%	19.0%	19.3%	19.2%

Gross Profit	3,306	4,909	6,594	8,637	10,853	13,168	15,789	18,800	22,454	26,784
% Margin	72.1%	73.6%	74.6%	75.3%	75.6%	75.8%	76.0%	76.0%	76.1%	76.2%

Operating Expenses(1)	6,266	5,687	6,452	7,348	8,896	10,147	12,219	14,347	17,049	20,053

EBITDA(2)	(2,800)	(592)	343	1,520	2,209	3,296	3,873	4,783	5,767	7,128
% Margin	(61.0)%	(8.9)%	3.9%	13.2%	15.4%	19.0%	18.6%	19.3%	19.5%	20.3%

Income/(loss) from Operations	(2,961)	(777)	143	1,290	1,957	3,020	3,571	4,453	5,406	6,732
% Margin	(64.5)%	(11.7)%	1.6%	11.2%	13.6%	17.4%	17.2%	18.0%	18.3%	19.1%

Net Income/(loss)	(2,980)	(797)	123	958	1,492	2,411	2,848	3,562	4,330	5,406
% Margin	(65.0)%	(12.0)%	1.4%	8.4%	10.4%	13.9%	13.7%	14.4%	14.7%	15.4%

(1)	Management projected operating expenses include depreciation and amortization.
(2)	“EBITDA” refers to earnings before interest, taxes, depreciation and amortization.

Our management used non-GAAP measures to evaluate the Company’s operating trends, including EBITDA. These measures may not be comparable measurements to those used by other companies, and should not be relied upon as an alternative to GAAP measures.

A reconciliation of the non-U.S. GAAP measures used in the management projections with the most comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth below.

	U.S. GAAP Reconciliation of the Management Projections

	Fiscal Year Ending December 31,

	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E
	(RMB in millions except percentages)
Income/(loss) from Operations	(2,961)	(777)	143	1,290	1,957	3,020	3,571	4,453	5,406	6,732
% Margin	(64.5)%	(11.7)%	1.6%	11.2%	13.6%	17.4%	17.2%	18.0%	18.3%	19.1%

Add:
Share-Based Compensation Expenses	1,781	686	884	918	1,148	1,042	1,247	1,483	1,770	2,110

Income/(loss) from Operations (Non-GAAP)	(1,179)	(91)	1,027	2,208	3,105	4,062	4,818	5,936	7,176	8,842
% Margin	(25.7)%	(1.4)%	11.6%	19.2%	21.6%	23.4%	23.2%	24.0%	24.3%	25.1%

EBITDA (Non-GAAP)(1)	(1,019)	94	1,227	2,438	3,357	4,338	5,120	6,266	7,537	9,238
% Margin	(22.2)%	1.4%	13.9%	21.2%	23.4%	25.0%	24.6%	25.3%	25.5%	26.3%

(1)	“EBITDA” (Non-GAAP)” equals EBITDA plus Share-Based Compensation Expenses.

The financial projections and forecasts included in this proxy statement should not be considered in isolation or in lieu of the Company’s operating and other financial information prepared in accordance with U.S. GAAP.

NONE OF THE COMPANY OR OUR AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY SHAREHOLDER OR OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTIONS OR THAT PROJECTED RESULTS WILL BE ACHIEVED.

BY INCLUDING IN THIS PROXY STATEMENT A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAW.

The financial projections are forward-looking statements. For information on factors which may cause our future financial results to materially vary, please see “Cautionary Note Regarding Forward-Looking Statements” beginning on page 97, and “Item 3. Key Information—D. Risk Factors” included in our annual report on Form 20-F for the fiscal year ended December 31, 2015, which is incorporated by reference into this proxy statement.

Opinion of the Special Committee’s Financial Advisor

Pursuant to an engagement letter, the special committee retained Duff & Phelps as its financial advisor to deliver a fairness opinion in connection with the merger. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, private placements of securities, and other investment banking services.

At the meeting of the special committee on October 19, 2016, Duff & Phelps rendered its oral opinion (which was confirmed in writing later that same day) to the special committee that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the merger was fair, from a financial point of view, to such holders (without giving effect to any impact of the merger on any particular holder of the Shares or ADSs other than in their capacity as holders of Shares or ADSs). No limitations were imposed by the special committee upon Duff & Phelps with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of Duff & Phelps dated October 19, 2016, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached as Annex B to this proxy statement and is incorporated herein by reference. The summary of the opinion of Duff & Phelps set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The shareholders of the Company are urged to read the opinion in its entirety. Duff & Phelps’ written opinion is addressed to the special committee (in its capacity as such), is directed only to the Per Share Merger Consideration and the Per ADS Merger Consideration to be paid in the merger and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote or act with respect to the merger or any other matter.

In connection with its opinion, Duff & Phelps made such reviews, analyzes and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions in particular. Duff & Phelps’ procedures, investigations and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	reviewed the Company’s annual reports and audited financial statements on Form 20-F filed with the SEC for the fiscal years ended December 31, 2014 and December 31, 2015; and the Company’s unaudited interim financial statements for the six months ended June 30, 2015 and June 30, 2016 included in the Company’s Form 6-K filed with the SEC;

•	reviewed a detailed financial projection model for the fiscal years ending December 31, 2016 through 2025, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with the Company’s and the special committee’s consent, in performing its analysis (the “Management Projections”);

•	reviewed other internal documents relating to the past and current operations, financial conditions, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

•	reviewed a letter dated October 19, 2016 from the management of the Company, which made certain representations as to the Management Projections and the underlying assumptions for the Company (the “Management Representation Letter”);

•	reviewed documents related to the proposed transaction, including the merger agreement, the latest draft of which Duff & Phelps has reviewed is dated October 18, 2016;

•	discussed the information referred to above and the background and other elements of the merger with the management of the Company;

•	discussed with the management of the Company its plans and intentions with respect to the management and operation of the business;

•	reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•	performed certain valuation and comparative analyzes using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and a review of premiums paid in selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyzes and considered such other factors as Duff & Phelps deemed necessary or appropriate.

In performing its analyzes and rendering its opinion with respect to the merger, Duff & Phelps, with the Company’s and the special committee’s consent and without independent verification:

•	relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company;

•	relied upon the fact that the special committee, the board of directors and the Company have been advised by counsel as to all legal matters with respect to the merger, including whether all procedures required by law to be taken in connection with the merger have been duly, validly and timely taken;

•	assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;

•	assumed that the information relating to the Company and the merger provided to Duff & Phelps and representations made by the management of the Company regarding the Company and the merger are accurate in all material respects, did not and does not omit to state a material fact in respect of the Company and the merger necessary to make the information not misleading in light of the circumstances under which the information was provided;

•	assumed that the representations and warranties made by all parties in the merger agreement and in the Management Representation Letter are true and correct in all material respects and that each party to the merger agreement will fully and duly perform all covenants, undertakings and obligations required to be performed by such party;

•	assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the merger agreement, conform in all material respects to the drafts reviewed;

•	assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps;

•	assumed that all of the conditions required to implement the merger will be satisfied and that the merger will be completed in accordance with the merger agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

•	assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Company or the contemplated benefits expected to be derived in the merger.

To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, the opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the merger and as to which Duff & Phelps does not express any view or opinion in its opinion, including as to the reasonableness of such assumptions.

Duff & Phelps has prepared its opinion effective as of the date thereof. Its opinion is necessarily based upon the information made available to Duff & Phelps as of the date thereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm its opinion after the date thereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of the Company, nor was Duff & Phelps provided with any such appraisal or evaluation other than the contents of the Management Representation Letter. Duff & Phelps did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger, the assets, businesses or operations of the Company, or any alternatives to the merger, or (ii) advise the Special Committee or any other party with respect to alternatives to the merger. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

In rendering its opinion, Duff & Phelps is not expressing any opinion as to the market price or value of the Shares or ADSs (or anything else) after the announcement or the consummation of the merger (or any other time). Its opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s creditworthiness, tax advice, or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

In rendering its opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, relative to the merger consideration, or with respect to the fairness of any such compensation. In addition, Duff & Phelps’ did not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and ADSs (other than ADSs representing the Excluded Shares).

Duff & Phelps’ opinion is furnished solely for the use and benefit of the special committee in connection with its consideration of the merger and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ prior written consent. The opinion (i) does not address the merits of the underlying business decision to enter into the merger versus any alternative strategy or transaction; (ii) does not address any transaction related to the merger; (iii) is not a recommendation as to how the special committee, the board of directors, the Company or any other person including security holders of the Company as to how such person should vote or act with respect to any matters relating to the merger, or whether to proceed with the merger or any related transaction, and (iv) does not indicate that the merger consideration is the best possibly attainable under any circumstances; instead, it merely states whether the merger consideration is within a range suggested by certain financial analyzes. The decision as to whether to proceed with the merger or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Set forth below is a summary of the material analyzes performed by Duff & Phelps in connection with the delivery of its opinion to the special committee. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Annex B. While this summary describes the analyzes and factors that Duff & Phelps deemed material in its presentation to the special committee, it is not a comprehensive description of all analyzes and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyzes must be considered as a whole and that selecting portions of its analyzes and of the factors considered by it in rendering the fairness opinion without considering all analyzes and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyzes and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyzes summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyzes to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyzes. Considering the data below without considering the full narrative description of the financial analyzes, including the methodologies and assumptions underlying the analyzes, could create a misleading or incomplete view of Duff & Phelps’ financial analyzes.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows attributable to the Company for the fiscal years ending December 31, 2016 through December 31, 2025, with ‘‘free cash flow’’ defined as cash generated by the business that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections, which are described in this proxy statement in the section entitled ‘‘Special Factors—Certain Financial Projections’’ beginning on page 32. The costs associated with the Company being a publicly listed company were excluded from the financial projections because such costs would likely be eliminated as a result of the Merger.

Duff & Phelps estimated the net present value of all cash flows attributable to the Company after fiscal year 2025 (the ‘‘Terminal Value’’) using a perpetuity growth formula assuming a 6.0% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the Company’s business. Duff & Phelps used discount rates ranging from 13.25% to 15.25%, reflecting Duff & Phelps’ estimate of the Company’s weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the Company’s weighted average cost of capital by estimating the weighted average of the Company’s cost of equity (derived using the capital asset pricing model) and the Company’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis resulted in an estimated enterprise value for the Company of RMB 24.9 billion ($3.7 billion) to RMB 32.9 billion ($4.9 billion) and a range of implied values of the Company’s ADSs of $26.59 to $34.52 per Share.

Selected Public Companies and Merger and Acquisition Transactions Analyzes

Duff & Phelps analyzed selected public companies and selected merger and acquisition transactions for purposes of estimating valuation multiples with which to calculate a range of implied enterprise values of the Company. This collective analysis was based on publicly available information and is described in more detail in the sections that follow.

The companies utilized for comparative purposes in the following analysis were not directly comparable to the Company, and the transactions utilized for comparative purposes in the following analysis were not directly comparable to the merger. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the merger cannot rely solely upon a quantitative review of the selected public companies and selected transactions, but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company. Therefore, the selected public companies and selected merger and acquisition transactions analysis is subject to certain limitations.

Selected Public Companies Analysis. Duff & Phelps compared certain financial information of the Company to corresponding data and ratios from publicly traded companies in the online travel agency industry that Duff & Phelps deemed relevant to its analysis. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected publicly traded companies. The nine companies included in the selected public company analysis in the online travel agency industry were:

US-Listed Chinese OTA Companies	• Ctrip.com International Ltd.
• Tuniu Corporation
Global OTA Companies	• The Priceline Group Inc.
• Expedia, Inc.
• TripAdvisor, Inc.
• MakeMyTrip Limited
• eDreams ODIGEO, S.A.
• Webjet Ltd.
• Travelzoo Inc.

Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model, to that of the Company.

The tables below summarize certain observed trading multiples and historical and projected financial performance, on an aggregate basis, of the selected public companies. The estimates for 2016, 2017 and 2018 in the tables below with respect to the selected public companies were derived based on information for the 12-month periods ending closest to the Company’s fiscal year ends for which information was available. Data related to the Company’s earnings before interest, taxes, depreciation and amortization (‘‘EBITDA’’) were adjusted for purposes of this analysis to eliminate public company costs.

	Revenue Growth				EBITDA Growth				EBITDA Margin
	LTM(1)	2016	2017	2018	LTM	2016	2017	2018	LTM	2016	2017	2018
US-Listed Chinese OTA Companies
Ctrip.com International Ltd.	50.7%	26.5%	35.9%	29.4%	NM	NM	NM	95.3%	-39.0%	-3.4%	15.2%	22.9%
Tuniu Corporation	85.0%	43.5%	45.4%	13.5%	NM	NM	NM	NM	-23.6%	-17.9%	-9.1%	-5.0%

Group Median	67.9%	35.0%	40.7%	21.5%	NA	NA	NA	95.3%	-31.3%	-10.6%	3.0%	8.9%

Global software solution and IT service companies
The Priceline Group Inc.	11.5%	15.3%	15.7%	14.2%	13.7%	22.2%	15.6%	15.9%	37.9%	40.3%	40.3%	40.9%
Expedia, Inc.	NM	11.4%	14.4%	11.7%	NM	NM	26.2%	20.8%	NM	14.5%	16.0%	17.3%
TripAdvisor, Inc.	4.0%	2.1%	15.2%	15.4%	-42.3%	39.8%	26.0%	21.7%	14.0%	25.7%	28.1%	29.7%
MakeMyTrip Limited	14.6%	42.1%	29.5%	23.8%	NM	NM	NM	NM	-57.0%	-38.4%	-13.0%	-2.5%
eDreams ODIGEO, S.A.	5.1%	1.4%	4.7%	3.7%	17.2%	33.1%	4.7%	0.1%	17.3%	21.2%	21.3%	20.5%
Webjet Ltd.	29.6%	34.8%	26.4%	16.0%	19.1%	62.0%	35.5%	18.1%	21.7%	26.0%	27.9%	28.4%
Travelzoo Inc.	-8.1%	-5.2%	2.7%	NA	73.3%	16.4%	9.8%	NA	8.2%	8.3%	8.9%	NA

Group Median	8.3%	11.4%	15.2%	14.8%	17.2%	33.1%	20.8%	18.1%	15.6%	21.2%	21.3%	24.5%

Aggregate
Mean	24.1%	19.1%	21.1%	16.0%	16.2%	34.7%	19.7%	28.7%	-2.6%	8.5%	15.1%	19.0%
Median	13.0%	15.3%	15.7%	14.8%	17.2%	33.1%	20.8%	19.5%	11.1%	14.5%	16.0%	21.7%
Qunar Cayman Islands Limited(2)	80.5%	10.0%	45.3%	32.6%	NM	NM	NM	NM	-35.3%	-28.2%	-4.6%	7.9%

(1)	Latest twelve months
(2)	The Company’s EBITDA margins are based on normalized stock-based compensation of 6.0% of revenue. The Company’s financial performance metrics presented are adjusted to excluded public company costs and non-recurring income (expenses).

Enterprise Value as a Multiple of
	LTM EBITDA	2016 EBITDA	2017 EBITDA	2018 EBITDA	LTM Revenue	2016 Revenue	2017 Revenue	2018 Revenue
US-Listed Chinese OTA Companies
Ctrip.com International Ltd.	NM	NM	41.7x	21.4x	9.49x	8.59x	6.32x	4.88x
Tuniu Corporation	NM	NM	NM	NM	0.27x	0.23x	0.16x	0.14x

Group Median	NA	NA	41.7x	21.4x	4.88x	4.41x	3.24x	2.51x

Global OTA Companies
The Priceline Group Inc.	18.0x	15.6x	13.5x	11.6x	6.81x	6.28x	5.43x	4.75x
Expedia, Inc.	NM	16.2x	12.9x	10.6x	NM	2.35x	2.05x	1.84x
TripAdvisor, Inc.	40.8x	21.4x	16.9x	13.9x	5.70x	5.49x	4.76x	4.13x
MakeMyTrip Limited	NM	NM	NM	NM	6.23x	4.65x	3.59x	2.90x
eDreams ODIGEO, S.A.	7.3x	6.1x	5.8x	5.8x	1.27x	1.29x	1.24x	1.19x
Webjet Ltd.	33.7x	23.9x	17.6x	14.9x	7.31x	6.22x	4.92x	4.24x
Travelzoo Inc.	12.7x	12.4x	11.3x	14.2x	1.04x	1.04x	1.01x	1.01x

Group Median	18.0x	15.9x	13.2x	12.8x	5.96x	4.65x	3.59x	2.90x

Aggregate
Mean	22.5x	15.9x	17.1x	13.2x	4.76x	4.01x	3.28x	2.79x
Median	18.0x	15.9x	13.5x	13.9x	5.96x	4.65x	3.59x	2.90x

Selected M&A Transactions Analysis. Duff & Phelps compared the Company to the target companies involved in the selected merger and acquisition transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Merger and the availability of public information related to the transaction. The selected online travel agency transactions indicated enterprise value to LTM EBITDA multiples ranging from 8.7x to 54.5x with a median of 15.9x, and enterprise value to LTM revenue multiples ranging from 0.70x to 12.95x with a median of 4.34x.

The Company is not directly comparable to the target companies in the selected M&A transactions analysis given certain characteristics of the transactions and the target companies, including business and industry comparability and lack of recent relevant transactions. Therefore, although reviewed, Duff & Phelps did not select valuation multiples for the Company based on the selected M&A transactions analysis.

Date Announced	Acquirer Name	Target Name	Enterprise Value	LTM Revenue	LTM EBITDA	EV / EBITDA	EV / Revenue
12/15/2015	Yahoo Japan Corporation (TSE:4689)	Ikyu Corporation	$771.7	$59.6	$21.7	35.6x	12.95x
11/04/2015	Expedia, Inc. (NasdaqGS:EXPE)	HomeAway, Inc.	$3,347.8	$485.3	$61.4	54.5x	6.90x
10/12/2015	7Commerce GmbH	eTRAVELi Holding AB	$267.0	$77.3	NA	NA	3.46x
08/03/2015	Seagull Ltd.; C-Travel International Limited; Tencent Holdings Ltd., Investment Arm; Ocean Imagination L.P.	eLong Inc.	$440.1	$153.4	NM	NM	2.87x

Date Announced	Acquirer Name	Target Name	Enterprise Value	LTM Revenue	LTM EBITDA	EV / EBITDA	EV / Revenue
5/22/2015	C-Travel International Limited; Keystone Lodging Holdings Limited; Plateno Group Limited; Luxuriant Holdings Limited	eLong Inc.	$827.9	$169.7	NM	NM	4.88x
2/12/2015	Expedia Inc. (NasdaqGS:EXPE)	Orbitz Worldwide, Inc.	$1,674.4	$932.0	$140.0	12.0x	1.80x
1/23/2015	Expedia, Inc. (NasdaqGS:EXPE)	Travelocity, Inc.	$280.0	$397.3	NA	NA	0.70x
7/6/2014	Expedia, Inc. (NasdaqGS:EXPE)	Wotif.com Holdings Limited	$521.0	$137.4	$59.9	8.7x	3.79x
12/3/2013	HomeAway Pty. Ltd.	Stayz Pty Limited	$182.7	$25.4	$11.5	15.9x	7.18x
12/21/2012	Expedia, Inc. (NasdaqGS:EXPE)	trivago GmbH	$940.3	$132.5	NA	NA	7.10x
11/8/2012	The Priceline Group Inc. (NasdaqGS:PCLN)	Kayak Software Corporation	$1,649.3	$282.8	$54.0	30.6x	5.83x
05/21/2012	Fairbridge Capital Private Limited	Thomas Cook (India) Limited (BSE:500413)	$186.1	$68.7	$15.5	12.0x	2.71x
Mean						24.2x	5.01x
Median						15.9x	4.34x

Summary of Selected Public Companies / M&A Transactions Analyzes

Due to the limited comparability of the selected public companies’ financial metrics relative to those of the Company and the negative projected EBITDA and free cash flow for the Company, rather than applying a range of selected multiples from a review of the data of the public companies analysis, Duff & Phelps reviewed various valuation multiples for the Company implied by the valuation range determined from the discounted cash flow analysis in the context of the Company’s relative size, forecasted growth in revenue and profits, profit margins, capital spending, revenue mix, and other characteristics that we deemed relevant. Duff & Phelps noted that while it reviewed the selected M&A transactions, it did not select valuation multiples for the Company based on the selected M&A transactions analysis for the reasons described in the section titled “Selected M&A Transactions Analysis” above.

Summary of Analyzes

The range of estimated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was RMB 24.9 billion ($3.7 billion) to RMB 32.9 billion ($4.9 billion). Duff & Phelps concluded that the Company’s enterprise value was within a range of RMB 24.9 billion ($3.7 billion) to RMB 32.9 billion ($4.9 billion) based on the analyzes described above.

Based on the concluded enterprise value, Duff & Phelps estimated the range of common equity value of the Company to be RMB 27.0 billion ($4.0 billion) to RMB 35.1 billion ($5.2 billion) by:

•	subtracting bank loans of RMB 643.5 million ($95.5 million) as of June 30, 2016;

•	subtracting other liabilities of RMB 5.0 billion ($740.3 million) as of June 30, 2016;

•	subtracting non-controlling interest of RMB 1.0 million ($0.2 million) as of June 30, 2016;

•	adding long term investments of RMB 758.6 million ($112.6 million) as of June 30, 2016;

•	adding loan receivable and other receivables of RMB 2.5 billion ($375.2 million) as of June 30, 2016;

•	adding excess cash of RMB 4.5 billion ($668.6 million) as of June 30, 2016; and

•	adding the estimated cash proceeds from the exercise of in-the-money options of RMB 1.0 million ($0.2 million).

Based on the foregoing analysis, Duff & Phelps estimated the value of each ADS to range from $26.59 to $34.52. Duff & Phelps noted that the Per Share Merger Consideration to be received by the holders of the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of the ADSs (other than ADSs representing the Excluded Shares) in the Merger was within the range of the per ADS value indicated by its analyzes.

Duff & Phelps’ opinion was only one of the many factors considered by the Special Committee in its evaluation of the Merger and should not be viewed as determinative of the views of the Special Committee.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion to the special committee, the Company agreed to pay Duff & Phelps a fee of $620,000, consisting of a nonrefundable retainer of $250,000 payable upon engagement, $250,000 payable upon Duff & Phelps rendering the opinion and $120,000 payable upon filing of the definitive proxy statement.

No portion of Duff & Phelps’ fee is refundable or contingent upon the consummation of a transaction, including the merger, or the conclusion reached in the opinion. The Company has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement. In addition, the Company has agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with the rendering of its opinion not to exceed $80,000 without the Company’s prior written consent.

The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Special Committee and the Company’s board of directors are aware of these fee arrangements. Other than the engagement to render its opinion to the special committee, Duff & Phelps has not had any material relationship with any party to the merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Buyer Group’s Purpose of and Reasons for the Merger

The Buyer Group is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For the Buyer Group, the purpose of the merger is to enable Parent to acquire 100% control of the Company, in a transaction in which unaffiliated security holders will be cashed out in exchange for the Per Share Merger Consideration or Per ADS Merger Consideration, as applicable, so that Parent will bear the rewards and risks of the sole ownership of the Company after all of the ADSs and Shares are canceled, including any future earnings and growth of the Company as a result of improvements to the Company’s operations or acquisitions of other businesses.

The Buyer Group believes that the operating environment has changed in a significant manner since the Company’s initial public offering. There is greater domestic competition in the businesses in which the Company operates. These changes have increased the uncertainty and volatility inherent in the business models of companies similar to the Company. As a result, the Buyer Group is of the view that there is potential for considerably greater short- and medium-term volatility in the Company’s earnings. Responding to current market challenges will require tolerance for volatility in the performance of the Company’s business and a willingness to make business decisions focused on improving the Company’s long-term profitability. The Buyer Group believes that these strategies would be most effectively implemented in the context of a private company structure. As a privately held entity, the Company’s management will have greater flexibility to focus on improving long-term profitability without the pressures exerted by the public market’s valuation of the Company and its emphasis on short-term period-to-period performance.

Further, as a privately held company, the Company will be relieved of many of the expenses and constraints associated with the public reporting and other requirements under the U.S. federal securities laws, including the Exchange Act and the Sarbanes-Oxley Act of 2002. In particular, the Buyer Group believes that as a privately held company, the Company would no longer be subject to (i) the increased costs of regulatory compliance as an SEC reporting company and (ii) the requirement to disclose a considerable amount of business information to the public, some of which would otherwise be considered competitively sensitive and may potentially help the Company’s actual or potential competitors, customers, lenders and vendors compete against the Company or make it more difficult for the Company to negotiate favorable terms with them, as the case may be.

The Buyer Group decided to undertake the “going private” transaction at this time because it wants to take advantage of the benefits of the Company being a privately held company as described above. In the course of considering the “going private” transaction, the Buyer Group did not consider alternative transaction structures because the Buyer Group believed the merger was the most direct and effective way to enable the Buyer Group to acquire ownership and control of the Company.

Effect of the Merger on the Company

Memorandum and Articles of Association of the Surviving Company; Directors and Management of the Surviving Company

If the merger is completed, the current memorandum and articles of association of the Company will be replaced in its entirety by the memorandum and articles of association of Merger Sub, as in effect prior to the completion of the merger, except that (i) all references to the name “Ocean Management Merger Sub Limited” in the memorandum and articles of association of the surviving company will be amended to “Qunar Cayman Islands Limited” and (ii) references therein to the authorized share capital of the surviving company will be amended as necessary to correctly describe the authorized share capital of the surviving company as approved in the plan of merger and (iii) the memorandum and articles of association will contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, as required by section 6.05 of the merger agreement. In addition, the directors of Merger Sub immediately prior to the Effective Time (identified below in “Annex D—Directors and Executive Officers of each Filing Person”) will become the directors of the surviving company and the officers of the Company immediately prior to the Effective Time will become the officers of the surviving company.

Private Ownership

ADSs representing Shares of the Company are currently listed on NASDAQ under the symbol “QUNR.” It is expected that, immediately following the completion of the merger, the Company will cease to be a publicly traded company and will instead become a privately held company directly owned by Parent and indirectly by the other members of the Buyer Group. Following the completion of the merger, the ADSs will cease to be listed on NASDAQ, and price quotations with respect to sales of the ADSs in the public market will no longer be available. In addition, registration of the ADSs and the underlying Shares under the Exchange Act may be terminated upon the Company’s application to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. Ninety days after the filing of Form 15 in connection with the completion of the merger or such longer period as may be determined by the SEC, registration of the ADSs and the underlying Shares under the Exchange Act will be terminated. At such time, the Company will no longer be required to file periodic reports with the SEC or otherwise be subject to the United States federal securities laws, including Sarbanes-Oxley, applicable to public companies, and our shareholders will no longer enjoy the rights or protections that the United States federal securities laws provide, including reporting obligations for directors, officers and principal securities holders of the Company.

At the Effective Time, each outstanding vested Company Option granted under the Share Incentive Plans will be canceled in exchange for such number of Ctrip ADSs calculated by multiplying (A) the number of Shares underlying the vested Company Options, by (B) 0.4833, being the Vested Award Exchange Ratio, against the payment by the holder of the vested Company Options of the full amount of exercise price payable with respect to such vested portion of the vested Company Options.

At the Effective Time, each outstanding unvested Company Option granted under the Share Incentive Plans will be canceled in exchange for a Converted Option. Each Converted Option, upon exercise, will entitle the holder to the number of ordinary shares of Ctrip calculated by multiplying (A) the number of Shares underlying the unvested Company Options, by (B) the Vested Award Exchange Ratio divided by eight, at an exercise price and a vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with the unvested Company Options.

Under the terms of the Support Agreement, at the Effective Time, the Rollover Shares will be canceled for no consideration, and Parent will issue to each Rollover Shareholder, immediately prior to the closing of the merger, the number of newly issued ordinary shares of Parent set forth in the Support Agreement.

Primary Benefits and Detriments of the Merger

The primary benefits of the merger to the Company’s unaffiliated security holders include, without limitation, the following:

•	the receipt by such security holders of $10.13 per Share or $30.39 per ADS in cash, represents a premium of 15.0% over the Company’s closing price of $26.42 per ADS on June 22, 2016, the last trading day immediately prior to June 23, 2016, the date that the Company announced that it had received a “going-private” proposal and a 5.0% premium over the closing price of $28.95 per ADS on October 18, 2016, the trading day immediately before the merger agreement was signed; and

•	the avoidance of the risk associated with any possible decrease in our future revenues and free cash flow, growth or value, and the risks related to our substantial leverage, following the merger.

The primary detriments of the merger to the Company’s unaffiliated security holders include, without limitation, the following:

•	such security holders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•

in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. As a result, a U.S. Holder (as defined under “Special Factors—Material U.S. Federal Income Tax Consequences”) of the Shares or ADSs who receives cash in exchange for all of such U.S. Holder’s Shares or ADSs in the merger generally will be required to recognize gain as a result of the merger for U.S. federal income tax purposes if the amount of cash received exceeds such U.S. Holder’s aggregate adjusted tax basis in such Shares.

The primary benefits of the merger to the Company’s directors and executive officers include, without limitation, the following:

•	continued indemnification rights, rights to advancement of fees and directors and executive officers liability insurance to be provided by the surviving company to former directors and officers of the Company;

•	replacement of vested Company Options beneficially held by the employees, executive officers and directors of the Company by Ctrip ADSs;

•	replacement of unvested Company Options beneficially held by the employees, executive officers and directors of the Company by the grant of options of Ctrip to purchase ordinary shares of Ctrip;

•	the quarterly compensation of $15,000 of each member of the special committee in exchange for his services in such capacity (and, in the case of the chairman of the special committee, quarterly compensation of $50,000) (the payment of which is not contingent upon the completion of the merger or the special committee’s or the board of directors’ recommendation of the merger); and

•	the expected continuation of service of the executive officers of the Company with the surviving company in positions that are substantially similar to their current positions.

The primary detriments of the merger to the Company’s directors and executive officers include, without limitation, the following:

•	certain directors, to the extent and in their capacity as shareholders of the Company, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•	in general, the receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws.

The primary benefits of the merger to the Buyer Group include the following:

•	if the Company successfully executes its business strategies, the value of their equity investment could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to Parent;

•	the Company will no longer have continued pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces public shareholders and investment analyst pressure to make decisions that may produce better short term results, but which may not over the long term lead to a maximization of its equity value;

•	the Company will have more freedom to focus on long-term strategic planning in a highly competitive business;

•	the Company will have more flexibility to change its capital spending strategies without public market scrutiny or analysts’ quarterly expectations;

•	the Company will be able to deploy new services or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts; and

•	there will be a reduction of the costs and administrative burden associated with operating the Company as a U.S. publicly traded company, including the costs associated with regulatory filings and compliance requirements.

The primary detriments of the merger to the Buyer Group include the following:

•	all of the risk of any possible decrease in our revenues, free cash flow or value following the merger will be borne by the Buyer Group;

•	the business risks facing the Company will be borne by the Buyer Group;

•	an equity investment in the surviving company by Parent following the merger will involve substantial risk resulting from the limited liquidity of such an investment; and

•	following the merger, there will be no trading market for the surviving company’s equity securities.

Effect of the Merger on the Company’s Net Book Value and Net Earnings

Parent does not currently own any interest in the Company. Immediately after the closing of the merger, Parent will own 100% of the outstanding Shares and will have a corresponding share in the Company’s net book value and net loss. The Company’s net loss attributable to the Company’s shareholders for the six months ended June 30, 2016 was approximately $267.1 million and its net book value as of June 30, 2016 was approximately $126.5 million.

The table below sets out the direct or indirect share in the Company’s net book value and net loss for members of the Buyer Group who are affiliates of the Company before and immediately after the merger, based on the historical net book value and net loss of the Company as of and for the six months ended June 30, 2016.

	Ownership Prior to the Merger(1)				Ownership After the Merger(2)(3)
	Net Book Value		Net Loss		Net Book Value		Net Loss
Name	$’000%		$’000%		$’000%		$’000%
Ctrip	54,644	43.2	115,394	43.2	54,644	43.2	115,394	43.2

(1)	Ownership percentages are based on 440,304,395 Shares outstanding as of the date of this proxy statement (excluding Shares and Shares represented by ADSs reserved by the Company for settlement upon exercise of Company Options under any Share Incentive Plan).
(2)	Estimated ownership percentages assume that the Rollover Shareholders roll over all of their Rollover Shares and are calculated based on 440,304,395 ordinary shares of Parent outstanding immediately after the merger.
(3)	Estimated ownership percentages are subject to adjustment pursuant to the terms and conditions of the merger agreement, the Equity Commitment Letter and the Support Agreement and are on a fully diluted basis.

Plans for the Company after the Merger

After the Effective Time, Parent anticipates that the Company’s operations will be conducted substantially as they are currently being conducted, except that the Company will cease to be a publicly traded company and will instead be a wholly-owned subsidiary of Parent. Please see “Special Factors — Financing” beginning on page 49 for additional information.

Other than as described in this proxy statement and transactions already under consideration by the Company, there are no present plans or proposals that relate to or would result in an extraordinary corporate transaction involving the Company’s corporate structure, business, or management, such as a merger, reorganization, liquidation, relocation of any material operations, or sale or transfer of a material amount of assets. However, the Buyer Group will continue to evaluate the Company’s entire business and operations from time to time, and may propose or develop plans and proposals which they consider to be in the best interests of the Company and its equity holders, including the disposition or acquisition of material assets, alliances, joint ventures, and other forms of cooperation with third parties or other extraordinary transactions, including the possibility of relisting the Company or a substantial part of its business on another stock exchange. At this time, however, no actual agreement or understanding as to the particulars of the abovementioned plans has been determined or agreed upon.

Subsequent to the completion of the merger and the termination of the registration of the ADSs and underlying Shares under the Exchange Act, the Company will no longer be subject to the Exchange Act and the NASDAQ compliance and reporting requirements or the related direct and indirect costs and expenses, and may experience positive effects on profitability as a result of the elimination of such costs and expenses.

Alternatives to the Merger

The board of directors did not independently determine to initiate a process for the sale of the Company. The special committee was formed on June 23, 2016, in response to the receipt of the Proposal Letter on June 23, 2016. The special committee noted that, when consulted by the special committee, Ctrip and Momentum, two existing significant shareholders of the Company, had communicated to the special committee, on or prior to August 18, 2016, that they intended to support the transaction proposed by Ocean Management and did not intend to support any alternative transaction or proposal. Taking these considerations into account and the significant disruption to the operations of the Company that a broad pre-signing market check may cause, including the potential risk of competitive harm to the Company if strategic buyers conducted due diligence but a transaction did not occur, and the increased risk of leaks, which could create instability among the Company’s employees as well as its customers and vendors, the special committee decided that reaching out to third parties to assess their interest in an alternative transaction would be futile and would not be in the best interests of the Company or its shareholders. Since the Company’s receipt of the proposal letter on June 23, 2016, the Company has not received any actionable offer from any third party for (a) a merger or consolidation of the Company with another company, (b) the sale or transfer of all or substantially all of the Company’s assets or (c) the purchase of all or a substantial portion of the Shares that would enable such person to exercise control of or significant influence over the Company. The special committee also took into account that, prior to the receipt of shareholder approval, the Company, subject to compliance with the terms and conditions of the merger agreement, can terminate the merger agreement in order to enter into an acquisition agreement with respect to a superior proposal, subject to the payment of a termination fee to the extent provided in the merger agreement. In this regard, the special committee recognized that it has flexibility under the merger agreement to respond to an alternative transaction proposed by a third party that is or is reasonably expected to lead to a Superior Proposal, including the ability to provide information to and engage in discussions and negotiations with such party (and, if such proposal is a superior proposal, recommend such proposal to the Company’s shareholders).

In addition, the special committee and the board of directors also considered remaining as a public company. However, based on the considerations set forth in the section entitled “Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors,” beginning on page 25, the special committee and the board of directors did not believe such option to be equal to or more favorable than the merger in enhancing shareholder value. The special committee and the board of directors have concluded that it is more beneficial to the unaffiliated security holders to enter into the merger agreement and pursue the consummation of the transactions contemplated thereby, including the merger, and become a private company rather than to remain a public company.

Effects on the Company if the Merger is not Completed

If the merger agreement and the plan of merger are not authorized and approved by the Company’s shareholders or if the merger is not completed for any other reason, shareholders will not receive any payment for their Shares or ADSs in connection with the merger. Instead, the Company will remain a publicly traded company, the ADSs will continue to be listed and traded on NASDAQ, provided that the Company continues to meet NASDAQ’s listing requirements, and the Company will remain subject to SEC reporting obligations. Therefore, the Company’s shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of our Shares or ADSs. Accordingly, if the merger is not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of your Shares or ADSs, including the risk that the market price of the ADSs may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

Under specified circumstances in which the merger agreement is terminated, the Company may be required to pay Parent a termination fee of $40,000,000, or Parent may be required to pay the Company a termination fee of $80,000,000, in each case, as described under the caption “The Merger Agreement and Plan of Merger—Termination Fee” beginning on page 85.

If the merger is not completed, from time to time, the board of directors will evaluate and review, among other things, the business, operations, dividend policy and capitalization of the Company and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance shareholder value. If the merger agreement is not authorized and approved by the Company’s shareholders or if the merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company will be offered, or that the business, prospects or results of operations of the Company will not be adversely impacted.

Financing

The Company and the Buyer Group estimate that the total amount of funds necessary to complete the merger and related transactions is approximately $252 million (assuming no exercise of dissenter rights by shareholders of the Company). In calculating this amount, the Company and the Buyer Group did not consider the value of the Rollover Shares, which will be canceled for no consideration pursuant to the merger agreement. This amount includes (a) the cash to be paid to the unaffiliated security holders (including holders of ADSs), and (b) the related costs and expenses, in connection with the merger and related transactions.

The merger and the related transactions are expected to be funded by equity contributions contemplated by the Equity Commitment Letter, by and between Parent and Ocean Management. Under the terms and subject to the conditions of the Equity Commitment Letter, Ocean Management will contribute equity financing in an aggregate amount of approximately $252 million to Parent to complete the merger, in exchange for proportionate newly issued equity interests in Parent to be held by Ocean Management or its affiliate. Such funds are to be used solely for the purpose of completing the merger and the other transactions in accordance with the merger agreement. Such funds are to be paid from accounts outside China, and the Buyer Group does not expect such payment to be subject to any approval of the government authorities under applicable PRC laws, rules and regulations. If the closing of the merger occurs, the Buyer Group expects to cause the Company to pay, from its cash, certain of the costs and expenses incurred in connection with the merger and related transactions.

Ocean Management’s commitment under the Equity Commitment Letter is conditioned upon (a) the satisfaction or waiver at the closing of the merger of all conditions precedent to the obligations of Parent and Merger Sub to consummate the transactions contemplated by the merger agreement, and (b) either (i) the substantially contemporaneous consummation of the closing of the merger or (ii) the confirmation by the Company to Parent that the Company is ready, willing and able to consummate the closing.

The obligation of Ocean Management to fund the equity commitment under the Equity Commitment Letter will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the merger agreement in accordance with its terms or (b) the discharge in full of its obligation to complete the contribution at or prior to the closing of the merger.

The Company is an express third-party beneficiary of the Equity Commitment Letter to the extent the Company has obtained an order of specific performance pursuant to, and subject to the conditions in, Section 9.08 of the merger agreement. Ocean Management may, subject to the prior written consent of the Company, assign or delegate all or a portion of its obligations to fund its equity commitment to any of its affiliates or any other investment fund sponsored or managed by such affiliate.

Limited Guarantees

Concurrently with the execution of the merger agreement, each of Ctrip and Ocean Management entered into a Limited Guarantee. Under the Limited Guarantees, each of Ctrip and Ocean Management has, subject to the terms and conditions thereof, guaranteed in favor of the Company with respect to the payment obligations of Parent under the merger agreement for the termination fee that may become payable to the Company by Parent under certain circumstances and certain costs and expenses, as set forth in the merger agreement (the “Guaranteed Obligations”), provided that the maximum aggregate liability of Ctrip and Ocean Management under the Limited Guarantees shall not exceed $34.7 million and $45.3 million, respectively.

Each Limited Guarantee will terminate on the earliest of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligations (as defined under the relevant Limited Guarantee) and (c) the valid termination of the merger agreement in accordance with its terms under the circumstance of which Parent and Merger Sub would not be obligated to pay the termination fee pursuant to Section 8.06(b) of the merger agreement.

Support Agreement

Concurrently with the execution of the merger agreement, Parent, the Company and the Rollover Shareholders entered into the Support Agreement, pursuant to which, at the Effective Time, the Rollover Shares will be canceled for no consideration. Immediately prior to the closing of the merger, each Rollover Shareholder will subscribe, or will cause its affiliate to subscribe, and Parent will issue, to such Rollover Shareholder or its affiliate, as the case may be, the number of ordinary shares of Parent set forth in the Support Agreement.

Each Rollover Shareholder further agreed, with respect to the Rollover Shares beneficially owned by such Rollover Shareholder, to vote, (a) the authorization and approval of the merger agreement, the plan of merger and the Transactions, including the merger, (b) against any Competing Transaction or any other transaction, proposal, agreement or action made in opposition to authorization and approval of the merger agreement or in competition or inconsistent with the Transactions, including the merger, (c) against any other action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect any of the Transactions, including the merger, or the Support Agreement or the performance by such Rollover Shareholder of its obligation under the Support Agreement, (d) against any action, proposal, transaction or agreement that could reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the merger agreement, or of any Rollover Shareholder contained in the Support Agreement or otherwise reasonably requested by Parent or the Company in order to consummate the Transactions, including the merger, (e) in favor of any other matter necessary to effect the Transactions, including the merger, and (f) in favor of any adjournment of the Shareholders’ Meeting or other annual or extraordinary general meeting of the shareholders of the Company, however called, at which any of the matters described in (a) – (e) above is to be considered (and any adjournment or postponement thereof) as may be reasonably requested by Parent.

The Support Agreement will terminate immediately upon the earlier to occur of (a) the closing of the merger, and (b) the valid termination of the merger agreement.

As of the date of this proxy statement, the Rollover Shareholders beneficially owned approximately 94% of our issued and outstanding Shares entitled to vote representing an equal amount of voting power.

Consortium Agreement

On October 19, 2016, Ctrip and Ocean Management entered into a consortium agreement, pursuant to which Ctrip and Ocean Management have agreed to, among other things, (i) form a consortium to work exclusively with one another for a period until October 18, 2017 or until the consortium agreement is terminated,

(ii) cooperate and proceed in good faith to negotiate and (iii) cooperate in appointing legal, financial and other advisors, in each case, to undertake a transaction to acquire the Company, which would result in a delisting of the Company from NASDAQ and deregistering the shares of the Company under the Exchange Act.

Remedies and Limitations on Liability

The parties to the merger agreement may be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement, in addition to any other remedy at law or equity.

The Company’s right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief to enforce Parent’s obligation to consummate the merger and the transactions contemplated under the merger agreement is subject to (A) all conditions to the closing of the merger (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the merger) have been satisfied or waived, and (B) the Company has irrevocably confirmed by notice to Parent that all conditions to the obligations of the Company have been satisfied or that it is willing to waive any unsatisfied conditions.

The maximum aggregate liabilities of Parent and Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the merger agreement or any of the transactions contemplated thereunder are limited to a termination fee of $80,000,000 and $40,000,000, respectively, reimbursement of certain expenses in the event the applicable termination fee is not paid when due and in accordance with the requirements of the merger agreement and, with respect to Company’s remedy only, the guarantee of such obligations pursuant to the Limited Guarantee. While the parties may pursue both a grant of specific performance and monetary damages until such time as the other party pays a termination fee (as applicable under the merger agreement), none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the merger and monetary damages.

Interests of Certain Persons in the Merger

In considering the recommendation of the special committee and our board of directors with respect to the merger, you should be aware the Buyer Group has interests in the transaction that are different from, and/or in addition to, the interests of our shareholders generally. The board of directors and special committee were aware of such interests and considered them, among other matters, in reaching their decisions to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and recommend that our shareholders vote in favor of authorizing and approving the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger.

Interests of the Buyer Group

As a result of the merger, Parent will own 100% of the equity interest in the surviving company and the Buyer Group will own, directly or indirectly, 100% of the equity interest in Parent immediately following the completion of the merger. Concurrently with the execution and delivery of the merger agreement, the Rollover Shareholders entered into the Support Agreement with Parent. Pursuant to the Support Agreement, at the closing of the merger, the Rollover Shares will be canceled pursuant to the merger agreement and each Rollover Shareholder will subscribe, and Parent will issue to such Rollover Shareholder or its affiliate, as the case may be, the number of ordinary shares of Parent as set forth in the Support Agreement.

Because of Parent’s equity interest in the surviving company, each member of the Buyer Group will directly or indirectly enjoy the benefits from any future earnings and growth of the Company after the merger which, if the Company is successfully managed, could exceed the value of their original investments in the Company. The Buyer Group will also directly bear the corresponding risks of any possible decreases in the future earnings, growth or value of the Company. The investment by the Buyer Group in the surviving company will be illiquid, with no public trading market for the surviving company’s shares and no certainty that an opportunity to sell its shares in the surviving company at an attractive price, or that dividends paid by the surviving company will be sufficient to recover its investment.

The merger may also provide additional means to enhance shareholder value for the Buyer Group, including improved profitability due to the elimination of the expenses associated with public company reporting and compliance, increased flexibility and responsiveness in management of the business to achieve growth and respond to competition without the restrictions of short-term earnings comparisons, and additional means for making liquidity available to the Buyer Group, such as through dividends or other distributions.

Shares and Options Held by Officers and Directors

As of the date of this proxy statement, the directors and executive officers of the Company did not hold any Shares and in aggregate held Company Options (as defined below) for the right to purchase 153,600 Shares vesting within 60 days after the date of this proxy statement.

At the Effective Time, each outstanding vested Company Option granted under the Share Incentive Plans will be canceled in exchange for such number of Ctrip ADSs calculated by multiplying (A) the number of Shares underlying the vested Company Options, multiplied by (B) the Vested Award Exchange Ratio, against the payment by the former holder of such Company Options of the full amount of exercise price payable per Share with respect to the vested Company Options.

At the Effective Time, each outstanding unvested Company Option granted under the Share Incentive Plans will be canceled in exchange for a Converted Option (as defined above). Each Converted Option, upon exercise, will entitle the holder to the number of ordinary shares of Ctrip calculated by multiplying (A) the number of Shares underlying the unvested Company Options, by (B) the Vested Award Exchange Ratio divided by eight, at an exercise price and a vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with the unvested Company Options.

The table below sets forth, as of the date of this proxy statement, the number of outstanding Shares beneficially held by each director and executive officer (which, for the avoidance of doubt, includes the Shares held of record by each director and executive officer as well as the Shares underlying vested Company Options as of the date of this proxy statement) and the corresponding cash payment and/or Ctrip ADSs to be received by such director and executive officer in connection with the merger, as well as the number of outstanding unvested Company Options held by each such director and executive officer and the corresponding number of options of Parent issuable to such executive officer or director immediately after the completion of the merger.

Name	Shares	Cash payment to be received upon completion of the merger in ($)	Shares underlying Vested Company Options	Exercise Price ($)	Number of Ctrip ADSs Immediately Upon Completion of the Merger	Shares underlying Unvested Company Option	Number of Ctrip ordinary shares underlying Ctrip options Immediately Upon Completion of the Merger
James Jianzhang Liang	—	—	—	—	—	—	—
Zhenyu Chen	—	—	*	0.01	*	*	*
Xiaolu Zhu	—	—	*	0.01	*	*	*
Qiang Zhang	—	—	*	0.01	*	*	*
Jimmy Lai	—	—	—	—	—	—	—
Jianmin Zhu	—	—	—	—	—	—	—
Ying Shi	—	—	—	—	—	—	—
Haijun Yang	—	—	*	0.01	*	*	*

Total	—	—	*	N/A	*	*	*

*	Less than 1% of total issued and outstanding Shares as of the date of this proxy statement.

Indemnification and Insurance

Pursuant to the merger agreement, it has been agreed, among other provisions, that:

•	The memorandum and articles of association of the surviving company will contain provisions no less favorable with respect to exculpation and indemnification than are set forth in the memorandum and articles of association of the Company, which provisions will not be repealed, amended or otherwise modified for a period of six years from the Effective Time in any manner except as required by law.

•	The surviving company shall maintain or obtain in effect for six years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, with terms at least as favorable as the coverage provided under the Company’s existing policy, provided that neither Parent or the surviving company will be required to expend for such policy an amount per year in excess of 300% of the current annual premiums paid by the Company.

•	From and after the Effective Time, the surviving company shall comply with all of the Company’s obligations, and shall cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless shall comply with all of the Company’s obligations, and shall cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless.

The Special Committee

On June 23, 2016, our board of directors established a special committee of directors to consider the proposal from Ocean Management and to take any actions it deems appropriate to assess the fairness and viability of such proposal. The special committee is composed of independent directors—Mr. Jimmy Lai (serving as chairman of the committee), Mr. Jianmin Zhu and Ms. Ying Shi. All such directors are free from any affiliation with the Buyer Group and none of such directors has any financial interest in the merger that is different from that of the unaffiliated security holders other than (i) the directors’ receipt of board compensation in the ordinary course, (ii) special committee members’ compensation in connection with its evaluation of the merger (which is not contingent upon the completion of the merger or the special committee’s or board of directors’ recommendation of the merger), and (iii) the directors’ indemnification and liability insurance rights under the merger agreement. Our board of directors did not place any limitations on the authority of the special committee regarding its investigation and evaluation of the merger.

The Company has compensated each member of the special committee in exchange for their service in such capacity an aggregate quarterly amount of $15,000 per member (and, in the case of the chairman of the special committee, a quarterly amount of $50,000), the payment of which is not contingent upon the completion of the merger or the special committee’s or the board of directors’ recommendation of the merger.

Position with the Surviving Company

After completion of the merger, it is anticipated that the executive officers of the Company will hold positions with the surviving company that are substantially similar to their current positions.

Related Party Transactions

The Company has adopted an audit committee charter that requires the audit committee to review on an ongoing basis and approve all related party transactions as defined in Item 404 of Regulation S-K. For a description of related party transactions for the years ended December 31, 2014 and 2015, see “Item 7. Major Shareholders and Related Party Transactions” included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2015, which is incorporated by reference into this proxy statement. See “Where You Can Find More Information” beginning on page 99 for a description of how to obtain a copy of the Company’s annual report on Form 20-F.

Agreements with the Company’s Consolidated Variable Interest Entity and its Shareholders

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services. To comply with these restrictions, we operate our business through contractual arrangements between Beijing Qunar Software Technology Company Limited, our wholly foreign-owned enterprise (“WFOE”) in China, and Qunar.com Beijing Information Technology Company Limited, our variable interest entity (“VIE”) in China.

We originally obtained control over our VIE in October 2006 through a series of contractual arrangements, including an exclusive services agreement and other related agreements. Such contractual arrangements were amended and restated in October 2012 and further supplemented in April 2013. In December 2015, after the Ctrip Transaction, the Company, our WFOE, our VIE, Chenchao (CC) Zhuang and the Baidu nominee entered into a share transfer agreement with two individuals, Ms. Hui Cao and Mr. Hui Wang, who are employees of Ctrip. Pursuant to this agreement, Chenchao (CC) Zhuang and the Baidu nominee transferred their shares in our VIE, together with their rights and obligations under certain relevant contractual arrangements, to Ms. Cao and Mr. Wang. In March 2016, after the completion of this share transfer, Ms. Cao and Mr. Wang held 60.0% and 40.0% of the equity interest in our VIE, respectively. Subsequently, we entered into a similar contractual arrangement with Ms. Cao and Mr. Wang, as described below.

Exclusive Technical Consulting and Services Agreement. Pursuant to the restated exclusive technical consulting and services agreement between our VIE and the WFOE, which was restated on March 23, 2016, the WFOE provides technical, marketing and management consulting services to our VIE on an exclusive basis. In consideration for these services, our VIE pays the WFOE based on a set formula defined in this agreement.

During the term of this agreement, the WFOE has the right to adjust the service fee at its sole discretion without the consent of our VIE. Based on the formula provided in this agreement, the service fee payable by our VIE to the WFOE has been nil to date. The WFOE will exclusively own any intellectual property arising from its performance of this agreement. This restated exclusive technical consulting and services agreement remains in effect until terminated unilaterally by the WFOE or by mutual consent.

Loan Agreement. Pursuant to the loan agreement entered into among the WFOE and the shareholders of our VIE dated March 23, 2016, the WFOE granted interest-free loans of RMB6.6 million and RMB4.4 million to Ms. Cao and Mr. Wang, respectively. The WFOE may request repayment of these loans at its sole discretion with prior notice. The loans are only repayable by each such shareholder through a transfer of his or her equity interest in our VIE to the WFOE or its designated party, in proportion to the amount of the loan to be repaid. Furthermore, each shareholder of our VIE agrees that the total consideration from the transfer or sale of any equity interest or assets of our VIE shall first be applied to the outstanding balance under this loan agreement and the restated exclusive technical consulting and services agreement. This loan agreement will continues in effect indefinitely until such time when (i) the VIE shareholders receive a repayment notice from the WFOE and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless the WFOE sends a notice indicating otherwise within 15 calendar days after it is aware of such event.

Equity Option Agreement. Pursuant to the equity option agreement entered into among us, the WFOE, our VIE and each shareholder of our VIE on March 23, 2016, each shareholder of our VIE granted the WFOE and us or our designated persons the exclusive and irrevocable rights to purchase part or all of their equity interests in our VIE. We may decide, in our sole discretion, whether the rights granted under the agreement will be exercised by us or by the WFOE. We may determine the form of payment in consideration for the equity interest purchased pursuant to this agreement. In the event of liquidation or dissolution of our VIE, all assets of our VIE shall be sold to the WFOE and us at the lowest selling price permitted by applicable PRC laws and any proceeds from the sale, together with any residual interest in our VIE, shall be remitted to the WFOE and us immediately. Each of our VIE’s shareholders may not transfer any part of his or her equity interest to any party other than us or our designated party, and may not pledge or create or permit any security interest or similar encumbrance to be created on all or any part of his or her equity interest. We and the WFOE, together, are obligated, to the extent permitted by law, to provide financing support to our VIE to ensure the cash flow requirements of its ordinary operations and to offset any loss from such operations. We and the WFOE, together, will not request repayment if the shareholders of our VIE are unable to repay. The equity option agreement will remain effective with respect to each of our VIE’s shareholders until all of his or her equity interest has been transferred or we terminate the agreement unilaterally with 30 days’ prior written notice.

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement among the WFOE and each of our VIE’s shareholders dated March 23, 2016, each of our VIE’s shareholders agreed to pledge all of his or her equity interests in our VIE, along with all rights, titles and interests in connection with and arising from such equity interest, to the WFOE as collateral to ensure the performance of his or her obligations under the aforementioned loan agreement, equity option agreement and exclusive technical consulting and services agreement. The WFOE may enforce this pledge upon the occurrence of a settlement event or as required by PRC laws as specified therein, such as the termination or expiration of the aforementioned exclusive technical consulting and services agreement or equity option agreement, the insolvency or potential insolvency of our VIE or its shareholders, or an event of default specified therein. The pledge, along with this agreement, must be registered with the State Administration For Industry & Commerce of the PRC (“SAIC”) and will become effective upon such registration. This agreement expires when all obligations under the aforementioned loan agreement, equity option agreement and exclusive technical consulting and services agreement have been satisfied or when each of the VIE shareholders completes a transfer of his or her equity interest pursuant to the aforementioned equity option agreement so that he or she no longer holds any equity interest in our VIE. In enforcing the pledge, the WFOE is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. We are in the process of registering the equity interest pledge with SAIC.

Power of Attorney. Each of the shareholders of our VIE has executed a power of attorney dated March 23, 2016, irrevocably authorizing an appointee of the WFOE, who shall be approved by us, to exercise, in a manner approved by us, on the shareholder’s behalf his full rights as a shareholder of our VIE as granted by applicable laws and the our VIE’s articles of association, including but not limited to full voting rights and the right to sell or transfer any or all of the shareholder’s equity interest in our VIE. Each such power of attorney is effective until such time as the relevant shareholder of our VIE no longer holds any equity interest in our VIE.

Transactions with Ctrip

In December 2015, we agreed to an employee share exchange program with Ctrip. Under this program, Ctrip agreed to issue approximately 5.1 million Ctrip ordinary shares to certain special purpose vehicles for the benefit of the Company’s employees who agree to exchange their securities in the Company for Ctrip shares.

As of March 31, 2016, Ctrip holds our 2.0% convertible notes in the principal amount of $500 million, which Ctrip purchased, free of conversion rights, from independent third parties in January 2016. The initial holders of our convertible notes irrevocably waived and relinquished their rights to convert the convertible notes held by them prior to the sale of the convertible notes to Ctrip. Ctrip, as the holder of the convertible notes, may require us to repurchase the notes held by it at 100% of the principal amount, plus any accrued and unpaid interest, upon the occurrence of a fundamental change, as defined in the indenture for the notes, include a change in control of our company.

On March 10, 2016, we obtained a RMB denominated loan with a principal amount of RMB1,773.8 million ($273.8 million) from Ctrip. On the same date, Ctrip obtained a US dollar denominated loan from us with a principal amount of $285.0 million. Both loans are interest-free and have a term of three years. Each party may require the other party to repay the loan upon 60 days’ prior written notice or upon the occurrence of certain event specified in the loan agreements.

On May 4, 2016, we obtained a RMB denominated loan with a principal amount of RMB519.1 million ($77.8 million) from Ctrip. On the same date, Ctrip obtained a US dollar denominated loan from us with a principal amount of $285.0 million. Both loans are interest-free and have a term of three years. Each party may require the other party to repay the loan upon 60 days’ prior written notice or upon the occurrence of certain event specified in the loan agreements.

On September 13, 2016, we obtained a RMB denominated loan with a principal amount of RMB669.0 million ($100.3 million) from Ctrip. On the same date, Ctrip obtained a US dollar denominated loan from us with a principal amount of $42.0 million. On September 27, 2016, Ctrip obtained a RMB denominated loan from us with a principal amount of RMB388.0 million ($58.2 million). All the loans are interest-free and have a term of three years. Each party may require the other party to repay the loan upon 60 days’ prior written notice or upon the occurrence of certain event specified in the loan agreements.

Since January 2016, we have entered into a series of cooperation agreements with Ctrip and its affiliated entities in order to permit the Company and Ctrip to display and sell travel products and services, such as transportation tickets, hotels, packaged-tour, attraction tickets, car services and insurance products, sourced by the other party as well as Internet-related advertising and other related services. For the nine months ended September 30, 2016, total commissions that we earned from Ctrip in relation to such products and services amounted to RMB122.0 million ($18.3 million), while total commission expenses that we were charged by Ctrip in relation to such products and services amounted to RMB11.8 million ($1.8 million).

Fees and Expenses

Fees and expenses incurred or to be incurred by the Company and the Buyer Group in connection with the merger are estimated at the date of this proxy statement and set forth in the table below. Such fees are subject to change pending completion of the merger.

Description	Amount (in ‘000)
Legal fees and expenses	$
Financial advisory fees and expenses	$
Special committee fees	$
Filing fees	$
Miscellaneous (including printing, proxy solicitation and mailing costs)	$
Total	$

These expenses will not reduce the merger consideration to be received by the Company’s shareholders. If the merger is completed, the party incurring any costs and expenses in connection with the merger and the merger agreement will pay those costs and expenses.

Voting by the Rollover Shareholders at the Extraordinary General Meeting

Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of the Shares (including Shares represented by ADSs) they beneficially own in favor of the approval of the merger agreement and the transactions contemplated thereby, including the merger, at the extraordinary general meeting of the shareholders of the Company. As of the record date, we expect that the Rollover Shareholders will own, in the aggregate, approximately 94% of the voting power of the issued and outstanding Shares entitled to vote.

Litigation Related to the Merger

We are not aware of any lawsuit that challenges the merger, the merger agreement or any of the transactions contemplated thereby.

Accounting Treatment of the Merger

Upon completion of the merger, the Company would cease to be a publicly traded company, and the merger is expected to be accounted for as a business combination by Parent in accordance with Accounting Standards Codification 805 “Business Combinations”, initially at the fair value of the Company as of the Effective Time.

Regulatory Matters

The Company does not believe that any material federal or state regulatory approvals, filings or notices are required in connection with the merger other than the approvals, filings or notices required under the federal securities laws and the registration of the plan of merger (and supporting documentation as specified in the Cayman Islands Companies Law) with the Registrar of Companies of the Cayman Islands and, in the event the merger becomes effective, a copy of the certificate of merger being given to the shareholders and creditors of the Company and Merger Sub as at the time of the filing of the plan of merger, and notification of the merger being published in the Cayman Islands Government Gazette.

Dissenters’ Rights

Registered holders of Shares who exercise dissenters’ rights will have the right to receive payment of the fair value of their Shares in accordance with Section 238 of the Cayman Islands Companies Law if the merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the merger is taken at the extraordinary general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law for the exercise of dissenters’ rights, a copy of which is attached as Annex C to this proxy statement. The fair value of their Shares as determined under the Cayman Islands Companies Law could be more than, the same as, or less than the merger consideration they would receive pursuant to the merger agreement if they do not exercise dissenters’ rights with respect to their Shares. These procedures are complex and you should consult your Cayman Islands legal counsel if you are considering exercising such rights. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you will lose your Dissenters’ Rights (as described under the section entitled “Dissenters’ Rights” on page  89).

Material U.S. Federal Income Tax Consequences

The following is a general discussion of material U.S. federal income tax consequences to U.S. Holders (as defined below) of the exchange of Shares for cash pursuant to the merger agreement. For purposes of this discussion, except as otherwise noted, references to Shares include ownership interests in Shares through ADSs. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final and temporary U.S. Treasury Regulations promulgated thereunder, the income tax treaty between the United States and the PRC (the “Treaty”), administrative pronouncements, and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and to differing interpretation, which may result in tax consequences different from those described below. This discussion is not binding on the U.S. Internal Revenue Service (the “IRS”), and the IRS or a court in the event of an IRS dispute may challenge any of the conclusions set forth below.

This discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the merger. This discussion is a summary for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular shareholders in light of their individual investment circumstances or to certain types of shareholders subject to special tax rules, including (i) holders that are banks, financial institutions, or insurance companies; regulated investment companies, mutual funds, or real estate investment trusts; brokers or dealers in securities or currencies or traders in securities that elect to apply a mark-to-market accounting method; or tax-exempt organizations, (ii) holders that own Shares as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (iii) holders that acquired Shares in connection with the exercise of employee share options or otherwise as compensation for services, (iv) holders that have a “functional currency” other than the U.S. dollar, (v) retirement plans, individual retirement accounts, or other tax-deferred accounts, (vi) U.S. expatriates, (vii) holders that are subject to alternative minimum tax, (viii) holders that actually or constructively own 10% or more of our voting stock, (ix) S corporations, or (x) partnerships or other entities classified as partnerships for U.S. federal income tax purposes. This discussion assumes that Shares are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) at all relevant times. This discussion applies only to U.S. Holders who completely terminate their interest in the Company by the exchange of Shares for cash pursuant to the merger agreement, whether such interest is held directly or indirectly, including by application of attribution rules for U.S. federal income tax purposes. Attribution rules may apply, e.g., if such U.S. Holder holds interests in the Company indirectly through an interest owned by a family member (subject to certain exceptions and elective procedures) or a partnership or other related entity

As used herein, a “U.S. Holder” is any beneficial owner of Shares that is (i) an individual citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A U.S. Holder that is a partner of a partnership holding Shares is urged to consult its own tax advisor.

ALL HOLDERS OF SHARES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR SITUATIONS, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER LAWS.

Consequences of Participation in the Merger

The receipt of cash as consideration in the merger, will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who so exchanges Shares for cash will generally recognize gain or loss in an amount equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged therefor. Subject to the discussion under “Passive Foreign Investment Company” below, such recognized gain or loss will generally be capital gain or loss, and will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the Shares exchanged is greater than one year at the Effective Time.

Long-term capital gains of non-corporate U.S. Holders are currently subject to U.S. federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine the adjusted tax basis and holding period separately with respect to each such block of Shares.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law and gain from the disposition of Shares is regarded as gain sourced from the PRC and is subject to tax in the PRC (see “—PRC Tax Consequences”) or you are subject to PRC income tax pursuant to Circular 698 or Bulletin 7 as described below under the “—PRC Tax Consequences,” you may be eligible to elect to treat such gain as PRC source gain under the Treaty. If we are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you may not be able to use the foreign tax credit arising from any PRC tax imposed on the exchange of Shares pursuant to the merger agreement unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if PRC tax is imposed on gain on a disposition of the Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Considerations

The Company believes it was not a passive foreign investment company or “PFIC” for our taxable year ended December 31, 2015 or any previous taxable years, and it does not expect to be a PFIC in the current taxable year. However, the Company’s PFIC status is tested each year and is dependent on the composition of our assets and income and the value of its assets. Because the Company currently holds, and expects to continue to hold, a substantial amount of cash and other passive assets, and because the value of its assets is to be determined in large part by reference to the market price of its ADSs and Shares, which is likely to fluctuate over time, there can be no assurance that the Company will not be a PFIC for 2016.

In general, the Company will be classified as a PFIC in any taxable year if either (a) the average quarterly value of the Company’s gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) at least 75% of the Company’s gross income for the taxable year is passive income (such as certain dividends, interest or royalties). For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income in any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing debt instruments or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on the Company’s market capitalization.

If we are a PFIC for the current taxable year or have been a PFIC during any prior year in which a U.S. Holder held Shares and the U.S. Holder has not made a valid mark-to-market election or qualified electing fund election (discussed below), any gain recognized by a U.S. Holder on the disposition of a Share generally (a) would be allocated ratably to each day over such U.S. Holder’s holding period for the Share, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to each other taxable year would be subject to tax at the highest applicable marginal rate in effect for that year and (d) an interest charge at the rate for underpayments of taxes would be imposed on the resulting tax allocated to such period.

If the Company is a PFIC in any year in which a U.S. Holder held Shares and certain conditions relating to the regular trading of ADSs have been met in the past, a U.S. Holder of ADSs may have been able to make a so-called “mark-to-market” election with respect to their ADSs. If a U.S. Holder made this election in a timely fashion, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder in the merger would generally be treated as ordinary income or ordinary loss (limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any).

The Company did not and does not intend to provide the information U.S. Holders would need to make a qualified electing fund election for the current taxable year, and as such the qualified electing fund election has not been and will not be available to U.S. Holders.

If the Company is a PFIC for the current taxable year or has been a PFIC during any prior year in which a U.S. Holder held Shares, a U.S. Holder generally would be required to file IRS Form 8621 with respect to the disposition of Shares. The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the applicable consequences of the merger to such U.S. Holder if the Company is a PFIC or has been a PFIC during any prior year in which a U.S. Holder held Shares.

Information Reporting and Backup Withholding

A U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to the amount of cash received in the merger. Under the backup withholding rules, a U.S. Holder may be subject to backup withholding unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact or provides a taxpayer identification number, makes certain certifications on IRS Form W-9, and otherwise complies with the applicable requirements. A U.S. Holder that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, if any, provided that the required procedures are followed. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (i) such holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of such holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include gains from the sale or other disposition of capital assets such as the Shares. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Shares.

PRC Tax Consequences

Under the PRC Enterprise Income Tax Law (the “EIT Law”), which took effect on January 1, 2008, enterprises established outside of China whose “de facto management bodies” are located in the PRC are considered “resident enterprises,” and thus will generally be subject to the enterprise income tax at the rate of 25% on their global income. On December 6, 2007, the State Council adopted the Regulation on the Implementation of the PRC Enterprise Income Tax Law, which took effective on January 1, 2008 and defines the “de facto management body” as an establishment that has substantial management and control over the business, personnel, accounts and properties of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“Circular 82”) on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China. Under the EIT Law and its implementation regulations, the PRC enterprise income tax at the rate of 10% is applicable to any gain recognized on receipt of consideration by a “non-resident enterprise” from transfer of its equity in a PRC resident enterprise, which is considered PRC-sourced income, provided that the “non-resident enterprise” does not have a de facto management body in the PRC Under the PRC Individual Income Tax Law, an individual who disposes of a capital asset in China is subject to PRC individual income tax at the rate of 20%. Relief from these taxes may be sought under applicable Income Tax Treaties with China.

The Company does not believe that it is a resident enterprise defined and regulated by the aforesaid regulations or that the gain recognized on the receipt of cash consideration for your Share should otherwise be subject to PRC income tax to holders of such Shares that are not PRC residents as none of our shareholders is a PRC company or PRC corporate group, however, as there has not been a definitive determination of the Company’s status by the PRC tax authorities, the Company cannot confirm whether it would be considered a PRC resident enterprise under the EIT Law or whether the gain recognized on the receipt of cash consideration for Shares would otherwise be subject to PRC tax to holders of such Shares that are not PRC tax residents.

In addition, under the Circular on Strengthening the Administration of Enterprises Income Tax on Non-resident Enterprises’ Equity Transfer Income (“Circular 698”) issued by the State Administration of Taxation, which became effective as of January 1, 2008, the Circular Concerning Various Questions on the Administration of Enterprises Income Tax on Non-resident Enterprises (“Bulletin 24”) issued by the State Administration of Taxation, which became effective as of April 1, 2011, and the Bulletin on Certain Corporate Income Tax Issues on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“Bulletin 7”) issued by the State Administration of Taxation, which became effective on February 3, 2015, if any non-resident enterprise transfers equity of a resident enterprise, the non-resident enterprise will be subject to a 10% PRC enterprise income tax on the gain from such equity transfer, however, such provision is not applicable to the transfer of listed shares where the number of shares to be transferred and the transfer price are determined pursuant to standard trading rules of a public security market and not by the purchaser and the seller by mutual agreement prior to such transactions. According to Circular 698, Bulletin 24 and Bulletin 7, where a non-resident enterprise indirectly holds and transfers equity of a PRC resident enterprise held through an offshore holding company, a list of factors set out by Bulletin 7 should be taken into consideration to assess whether the transfer arrangement would be deemed as having a reasonable commercial purpose. Where non-resident enterprises indirectly transfer PRC resident enterprises’ equity and avoid obligations to pay enterprise income tax through arrangement without a reasonable commercial purpose, PRC taxation authorities have the power to redefine and deem the transaction as a direct transfer of PRC resident enterprises’ equity and impose a 10% enterprise income tax on the gain from such offshore share transfer. Circular 698 or Bulletin 7 may be determined by the PRC tax authorities to be applicable to the merger where non-PRC resident corporate shareholders or ADS holders were involved, if the merger is determined by the PRC tax authorities to lack reasonable commercial purpose. As a result, if PRC tax authorities were to invoke Circular 698 or Bulletin 7 and impose tax on the receipt of consideration for Shares or ADSs, then any gain recognized on the receipt of consideration for such Shares or ADSs pursuant to the merger by the Company’s non-PRC resident shareholders could be treated as PRC-source income and thus be subject to PRC income tax at a rate of 10% (subject to applicable treaty relief if any).

You should consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including any PRC tax consequences.

Cayman Islands Tax Consequences

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the merger or the receipt of cash for Shares and ADSs under the terms of the merger. This is subject to the qualifications that (a) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (b) registration fees will be payable to the Registrar of Companies of the Cayman Islands to register the plan of merger, Variation of Capital and amendment of the M&A and (c) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the merger in the Cayman Islands Government Gazette.

MARKET PRICE OF THE COMPANY’S ADSs, DIVIDENDS AND OTHER MATTERS

Market Price of the ADSs

The following table provides the high and low sales prices for our ADSs on NASDAQ under the symbol “QUNR” for (i) each quarter of 2014 and 2015, and (ii) each quarter of 2016:

	Sales Price Per ADS (in $)
	High	Low
Quarterly:
2014
First quarter	36.73	22.32
Second quarter	32.72	21.00
Third quarter	31.85	26.26
Fourth quarter	29.79	23.56
2015
First quarter	42.45	26.40
Second quarter	54.23	41.01
Third quarter	44.92	26.52
Fourth quarter	55.93	27.42
2016
First quarter	50.00	33.36
Second quarter	44.64	25.75
Third quarter	30.41	28.25
Fourth quarter (through November 8, 2016)	30.15	28.66

On June 22, 2016, the last trading day immediately prior to June 23, 2016, the date that the Company announced that it had received a “going-private” proposal, the reported closing price of our ADSs on NASDAQ was $26.42. The merger consideration of $10.13 per Share, or $30.39 per ADS, represents a premium of 15.0% over the Company’s closing price of $26.42 per ADS on June 22, 2016, the last trading day immediately prior to June 23, 2016, the date that the Company announced that it had received a “going-private” proposal, and a 5.0% premium over the closing price of $28.95 per ADS on October 18, 2016, the trading day immediately before the merger agreement was signed. You are urged to obtain a current market price quotation for your Shares in connection with voting your Shares.

Dividend Policy

The Company currently intends to retain most, if not all, of its available funds and any future earnings to operate and expand our business. It does not have any plan to declare or pay any dividends in the near future.

The Company’s board of directors has complete discretion in deciding whether to distribute dividends, subject to the laws of the Cayman Islands. In addition, the Company’s shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by the directors of the Company. Under Cayman Islands Companies Law, the Company may pay dividends only out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if the Company’s board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, the Company’s future results of operations and cash flow, its capital requirements and surplus, the amount of distributions, if any, received by the Company from its subsidiaries, its financial condition, contractual restrictions and other factors deemed relevant by the Company’s board of directors. Under the terms of the merger agreement, the Company is not permitted to pay any dividends pending consummation of the merger without the prior written consent of Parent. In the event the merger agreement is terminated for any reason and the merger is not consummated, any future cash dividends on the outstanding shares would be declared by and subject to the discretion of the Company’s board of directors. Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of Class B ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

The Company is a holding company, and it relies principally on dividends and other distributions on equity from its WFOE in China for its cash requirements, including the funds necessary to service any debt the Company may incur. Current PRC regulations permit the Company’s WFOE in China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations.

THE EXTRAORDINARY GENERAL MEETING

We are furnishing this proxy statement to you, as a holder of our Shares, as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting described below.

Date, Time and Place of the Extraordinary General Meeting

The extraordinary general meeting will be held on             , 2016, at             a.m. (Beijing Time) at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China.

Proposals to be Considered at the Extraordinary General Meeting

At the meeting, you will be asked to consider and vote upon:

•	as special resolutions:

THAT the agreement and plan of merger dated as of October 19, 2016, (the “merger agreement”), among the Company, Parent and Merger Sub (such merger agreement being in the form attached to the proxy statement accompanying this notice of extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “plan of merger”) between Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger (such plan of merger being substantially in the form attached to the merger agreement and which will be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “merger”), and any and all transactions contemplated thereby, including (i) the merger, and (ii) upon the merger becoming effective, the variation of the authorized share capital of the Company from $800,000 divided into 800,000,000 ordinary shares, of a par value $0.001 each, consisting of 303, 344, 804 Class A ordinary shares and 496,655,196 Class B ordinary shares to $800,000 divided into 800,000,000 ordinary shares of a par value $0.001 each (the “Variation of Capital”), and the amendment and restatement of the existing memorandum and articles of association of the Company (as the surviving company) by the deletion in their entirety and the substitution in their place of the new amended and restated memorandum and articles of association in the form attached as Appendix II to the plan of merger (the “amendment of the M&A”), be authorized and approved; and

THAT each of the members of the special committee be authorized to do all things necessary to give effect to the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A; and

•	if necessary, as an ordinary resolution:

THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolution to be proposed at the extraordinary general meeting.

If the merger is completed, at the Effective Time, each (a) outstanding Share, other than the Excluded Shares, Dissenting Shares and Shares represented by ADSs, will be canceled in exchange for the right to receive $10.13 in cash without interest (the “Per Share Merger Consideration”), and, (b) each issued and outstanding ADS together with the Shares underlying such ADSs (other than any ADS representing the Excluded Shares) will be canceled in exchange for the right to receive $30.39 in cash per ADS without interest (the “Per ADS Merger Consideration”) (less up to $0.05 per ADS cancelation fees pursuant to the terms of the deposit agreement, dated as of October 31, 2013, by and among the Company, the ADS depositary and the holders and beneficial owners from time to time of ADSs issued thereunder (the “deposit agreement”)), in each case, net of any applicable withholding taxes. The Excluded Shares and the ADSs represented by such Excluded Shares will be canceled and cease to exist for no consideration. The Dissenting Shares will be canceled and each holder thereof will be entitled to receive only payment of the fair value of such Dissenting Shares as determined in accordance with the Cayman Islands Companies Law. At the Effective Time, each outstanding ordinary share, par value $0.001 per share, of Merger Sub will be converted into one fully paid and non-assessable ordinary share of the surviving company.

Our Board of Directors’ Recommendation

Our board of directors, acting upon the unanimous recommendation of the special committee:

•	determined that it is fair to and in the best interests of the Company and the unaffiliated security holders, and declare it advisable, to enter into the merger agreement and the other documents relating to the merger,

•	authorized and approved the execution, delivery and performance of the merger agreement, the other documents relating to the merger and the consummation of the transactions contemplated thereby, including the merger,

•	resolved to direct that the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, be submitted to a vote at an extraordinary general meeting of the shareholders of the Company with the recommendation of the board of directors that the shareholders of the Company authorize and approve by way of special resolution the merger agreement, the plan of merger and the transaction contemplated thereby, including the merger.

Quorum

One or more shareholders on record holding in excess of an aggregate of fifty percent of the total issued voting power of the Company throughout the meeting in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative or proxy and entitled to vote will constitute a quorum.

Record Date; Shares and ADSs Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you have Shares registered in your name at the close of business in the Cayman Islands on             , 2016, or if you are a holder of ADSs at the close of business in New York City on             , 2016, the share record date and the ADS record date for voting at the extraordinary general meeting, respectively. If you own ADSs on the ADS record date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the registered holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than              p.m. (New York City Time) on             , 2016 in order to ensure your Shares are properly voted at the extraordinary general meeting. Alternatively, if you own ADSs on the ADS record date, you may vote at the extraordinary general meeting by canceling your ADSs before the close of business in New York City on             , 2016 and becoming a registered holder of Shares prior to the close of business in the Cayman Islands on             , 2016, the share record date. Each outstanding Class A ordinary share on the share record date entitles the holder to three votes and each outstanding Class B ordinary share on the share record date entitles the holder to one vote on each matter submitted to the shareholders for authorization and approval at the extraordinary general meeting and any adjournment thereof. We expect that, as of the share record date, there will be              Shares entitled to be voted at the extraordinary general meeting. If you have Shares registered in your name on the share record date, the deadline for you to lodge your proxy card and vote is             , 2016 at             a.m. (Beijing Time). Please see “Shareholders and ADS Holders Entitled to Vote; Voting Materials” below for additional information. If the merger is not completed, the Company will continue to be a public company in the U.S. and the Company’s ADSs will continue to be listed on NASDAQ. The Company’s

Shares are not listed and cannot be traded on any stock exchange other than NASDAQ, and in such case only in the form of ADSs. As a result, if you have canceled your ADSs to attend the extraordinary general meeting and the merger is not completed and you wish to be able to sell your Shares on a stock exchange, you would need to deposit your Shares into the Company’s American depositary shares program for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the ADS deposit agreement, including, among other things, payment of relevant fees of the ADS depositary for the issuance of (up to $0.05 per ADS issued) and any applicable stock transfer taxes (if any) and related charges pursuant to the deposit agreement.

Vote Required

Under the merger agreement, we cannot complete the merger unless the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, are authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the voting power of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting. As of the date of this proxy statement, the Rollover Shareholders as a group owned, in the aggregate approximately 94% of the voting power of the issued and outstanding Shares entitled to vote. Please see “Security Ownership of Certain Beneficial Owners and Management of the Company” beginning on page 95 for additional information. Pursuant to the terms of the Support Agreement, these Shares will be voted in favor of the authorization and approval of the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger at the extraordinary general meeting of the shareholders of the Company.

Shareholders and ADS Holders Entitled to Vote; Voting Materials

Only holders of Shares entered in the register of members of the Company at the close of business in the Cayman Islands on             , 2016, the share record date, will receive the final proxy statement and proxy card directly from the Company. Shareholders registered in the register of members of the Company as of the share record date or their proxy holders are entitled to vote and may participate in the extraordinary general meeting or any adjournment thereof. Shareholders wanting to vote by proxy should simply indicate on their proxy card how they want to vote, sign and date the proxy card, and mail the proxy card in the return envelope as soon as possible but in any event so that it is received by the Company no later than              a.m. on             , 2016 (Beijing Time).

Holders of ADSs as of the close of business in New York City on             , 2016, the ADS record date, will receive the final proxy statement and ADS voting instruction card either directly from the Company’s ADS depositary (in the case of holders of ADSs who hold the ADSs in certificated form, i.e., in the form of ADRs) or these materials will be forwarded to them by a third party service provider (in the case of beneficial owners of ADSs who do not hold the ADSs in the form of ADRs). Holders of ADSs as of the close of business in New York City on             , 2016, cannot attend or vote at the extraordinary general meeting directly, but may instruct the ADS depositary how to vote the Shares underlying the ADSs by completing and signing an ADS voting instruction card provided by the ADS depositary and returning it in accordance with the instructions printed on it. The ADS depositary must receive the ADS voting instruction card no later than             p.m. (New York City Time) on             , 2016. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the Shares represented by ADSs in accordance with your voting instructions.

Holders of ADSs may vote at the extraordinary general meeting if they cancel their ADSs and become a registered holder of Shares by the close of business in the Cayman Islands on             , 2016. ADS holders wanting to cancel their ADSs need to make arrangements to deliver their ADSs to the ADS depositary for cancelation prior to the close of business in New York City on             , 2016 and complete certain other procedures required by the ADS depositary. Persons who hold ADSs in a brokerage, bank or nominee account, must contact their broker, bank or nominee to find out what actions they need to take to instruct the broker, bank or nominee to cancel the ADSs on their behalf.

Persons holding ADSs in a brokerage, bank or nominee account should consult with their broker, bank or nominee to obtain directions on how to provide such broker, bank or nominee with instructions on how to vote their ADSs.

Each ADS represents three Class B ordinary shares. As of the date of this proxy statement, there were 440,304,395 Shares issued and outstanding (including Shares represented by ADSs but excluding Shares represented by ADSs reserved by the Company for issuance, settlement and allocation upon exercise or vesting of Company Options), all of which are entitled to vote on the proposals at the extraordinary general meeting, subject to the procedures described above. As of the date of this proxy statement, there were 57,111,757 ADSs outstanding; subject to the cancelation procedures described above, none of the holders of these ADSs may vote in person at the extraordinary general meeting.

Persons who have acquired Shares and whose names are entered in the Company’s register of members before the close of business in the Cayman Islands on             , 2016 will receive the proxy form (including the voting material) before the extraordinary general meeting, and persons who are ADS holders as of the close of business in New York City on             , 2016 will receive the ADS voting instruction card from the ADS depositary before the extraordinary general meeting. Shareholders who have acquired Shares after the close of business in the Cayman Islands on             , 2016 may not attend the extraordinary general meeting unless they receive a proxy from the person or entity who had sold them the Shares.

Proxy Holders for Registered Shareholders

Shareholders registered in the register of members of the Company as of the share record date who are unable to attend the extraordinary general meeting may appoint another shareholder, a third party or the chairman of the meeting as their proxy to attend the meeting and vote their Shares on their behalf by completing and returning the form of proxy in accordance with the instructions printed thereon. With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company as proxy holder will vote in favor of the merger according to the recommendation of the board of directors. If new proposals (other than those on the agenda) are put forth before the extraordinary general meeting, the chairman of the meeting as proxy holder will vote in accordance with the position of the board of directors.

Voting of Proxies and Failure to Vote

All Shares represented by valid proxies will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be vote FOR the proposal to authorize and approve the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A upon the Effective Time, FOR the proposal to authorize each member of the special committee to do all things necessary to give effect to the merger agreement, the plan of merger, the transactions contemplated thereby, including the merger, the Variation of Capital and the amendment of the M&A, and FOR the proposal to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received to pass the special resolution during the extraordinary general meeting.

In accordance with the deposit agreement, if any holder of ADSs does not timely deliver specific voting instructions to the ADS depositary, or if the ADS depositary timely receives voting instructions from an ADS holder which fail to specify the manner in which the ADS depositary is to vote the Shares represented by such holder’s ADS on one or more matters, the Shares represented by such holder’s ADSs will not be voted on such matters.

Revocability of Proxies

Registered holders of our Shares may revoke their proxies in one of three ways:

•	first, a registered shareholder may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to Qunar Cayman Islands Limited at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China;

•	second, a registered shareholder may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company prior to the extraordinary general meeting; or

•	third, a registered shareholder may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder holds Shares through a broker, bank or other nominee and has instructed the broker, bank or other nominee to vote the shareholder’s Shares, the shareholder must follow directions received from the broker, bank or other nominee to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to             p.m. (New York City Time) on             , 2016. A holder of ADSs can do this by completing, dating and submitting a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Rights of Shareholders Who Object to the Merger

Shareholders who dissent from the merger will have the right to receive payment of the fair value of their Shares if the merger is completed, but only if they deliver to the Company, before the vote is taken at the extraordinary general meeting, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Cayman Islands Companies Law, which is attached as Annex C to this proxy statement, for the exercise of dissenters’ rights. The fair value of your Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the merger agreement if you do not exercise dissenters’ rights with respect to your Shares.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO DISSENT FROM THE MERGER AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE SHARES UNDERLYING THEIR ADSs. THE ADS DEPOSITARY WILL NOT ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSs TO THE ADS DEPOSITARY, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELATION OF THE ADSs, AND PROVIDE INSTRUCTIONS FOR THE REGISTRATION OF THE CORRESPONDING SHARES BEFORE THE CLOSE OF BUSINESS IN NEW YORK CITY ON             , 2016, AND BECOME REGISTERED HOLDERS OF SHARES BY THE CLOSE OF BUSINESS IN THE CAYMAN ISLANDS ON             , 2016. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE SHARES UNDER SECTION 238 OF THE CAYMAN ISLANDS COMPANIES LAW. IF THE MERGER IS NOT COMPLETED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE

U.S. AND THE COMPANY’S ADSs WILL CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSs. AS A RESULT, IF A FORMER ADS HOLDER HAS CANCELED HIS OR HER ADSs TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT COMPLETED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS OR HER SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WOULD NEED TO DEPOSIT HIS OR HER SHARES INTO THE COMPANY’S AMERICAN DEPOSITARY SHARES PROGRAM FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSs, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSs (UP TO $0.05 PER ADS ISSUED) AND ANY APPLICABLE STOCK TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Whom to Call for Assistance

If you have any questions or need assistance in voting your Shares or ADSs, you can contact the Company at +86-10-5760-3000 or at ir@qunar.com.

Solicitation of Proxies

The Company does not plan to engage a proxy solicitor to assist in the solicitation of proxies. Instead, proxies may be solicited by mail, in person, by telephone, by internet or by facsimile by certain of our officers, directors and employees. These persons will receive no additional compensation for solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses. The Company will reimburse banks, brokers, nominees, custodians and fiduciaries for their reasonable expenses in forwarding copies of this proxy statement to the beneficial owners of the Company’s Shares and in obtaining voting instructions from those owners. The Company will pay all expenses of filing, printing and mailing this proxy statement.

Other Business

We are not currently aware of any business to be acted upon at the extraordinary general meeting other than the matters discussed in this proxy statement.

THE MERGER AGREEMENT AND PLAN OF MERGER

This section of the proxy statement describes the material terms of the merger agreement and the plan of merger but does not purport to describe all of the terms of the merger agreement and the plan of merger. The following summary is qualified in its entirety by reference to the complete text of the merger agreement and the plan of merger, which is attached as Annex A to this proxy statement and incorporated into this proxy statement by reference. You should read the merger agreement and the plan of merger in their entirety because they, and not this proxy statement, are the legal documents that govern the merger. This description of the merger agreement and the plan of merger have been included to provide you with information regarding their terms.

Structure and Completion of the Merger

The merger agreement provides for the merger of Merger Sub with and into the Company upon the terms, and subject to the conditions, of the merger agreement and the plan of merger, with the Company as the surviving entity of the merger. If the merger is completed, the Company will cease to be a publicly traded company. The closing will occur no later than the third business day after all of the closing conditions have been satisfied or waived. At closing, Merger Sub and the Company will execute the plan of merger and file the plan of merger and other related documents with the Registrar of Companies of the Cayman Islands. The merger will become effective on either the date when the plan of merger is registered by the Registrar of Companies of the Cayman Islands, as specified in the plan of merger.

We expect that the merger will be completed no later than June 30, 2017, after all conditions to the merger have been satisfied or waived. We cannot specify when, or assure you that, all conditions to the merger will be satisfied or waived; however, we intend to complete the merger as promptly as practicable.

Memorandum and Articles of Association; Directors and Officers of the Surviving Company

At the Effective Time, in accordance with the plan of merger and without any further action on the part of the parties to the merger agreement, the surviving company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the surviving company until thereafter amended as provided by law or by such memorandum and articles of association; provided, however, that, at the Effective Time (i) all references to the name “Ocean Management Merger Sub Limited” in the memorandum and articles of association of the surviving company will be amended to “Qunar Cayman Islands Limited” and (ii) references therein to the authorized share capital of the surviving company will be amended as necessary to correctly describe the authorized share capital of the surviving company as approved in the plan of merger and (iii) the memorandum and articles of association will contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date of the merger agreement, as required by Section 6.05(a) of the merger agreement.

The directors of Merger Sub immediately prior to the Effective Time will be the directors of the surviving company upon the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the surviving company upon the Effective Time, in each case, except as otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the surviving company.

Merger Consideration

Under the terms of the merger agreement, at the Effective Time, each issued and outstanding Share (including Shares represented by ADSs), other than the Excluded Shares and the Dissenting Shares, will be canceled in exchange for the right to receive $10.13 in cash without interest, and for the avoidance of doubt, because each ADS represents three Shares, each issued and outstanding ADS (other than any ADS representing the Excluded Shares) will represent the right to receive $30.39 in cash per ADS without interest (less up to $0.05 per ADS cancelation fees pursuant to the deposit agreement, in each case, net of any applicable withholding taxes).

The Excluded Shares (other than the Dissenting Shares) and ADSs representing such Excluded Shares issued and outstanding immediately prior to the Effective Time will be canceled for no consideration and will cease to be outstanding or exist. Each Dissenting Share issued and outstanding immediately prior to the Effective Time will be canceled and entitled to receive only the payment resulting from the procedures set forth in Section 238 of the Cayman Islands Companies Law. Please see “Dissenters’ Rights” beginning on page 89 for additional information.

At the Effective Time, each ordinary share, par value $1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable ordinary share, par value $0.001 per share, of the surviving company. Such conversion will be effected by means of the cancelation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the surviving company. Such ordinary shares of the Surviving Company will constitute the only issued and outstanding share capital of the surviving company.

Treatment of Company Options

At the Effective Time, each Company Option issued by the Company pursuant to the Share Incentive Plans that is outstanding and unexercised, whether vested or not vested or exercisable will be canceled in exchange for (i) with respect to any vested Company Option as of immediately prior to the Effective Time, such number of Ctrip ADSs calculated by (A) the number of Shares underlying the vested Company Options, multiplied by (B) 0.4833, being the Vested Award Exchange Ratio, against the payment by the holder of such Company Option of the full amount of exercise price payable per Share with respect to the vested Company Option; and/or (ii) with respect to any unvested Company Option as of immediately prior to the Effective Time, a Converted Option. Each Converted Option, upon exercise, will entitle the applicable holder thereof to such number of ordinary shares of Ctrip calculated as (A) the number of Shares underlying such unvested portion of such Company Option, multiplied by (B) the Vested Award Exchange Ratio divided by eight (8), at such exercise price and such vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with such unvested Company Option. In connection with the payment of consideration contemplated under sub-section (i) above, the surviving company and/or its designated part(ies) will not be obligated to make the payment unless and until the holder pays the full amount of exercise price payable per Share issuable under the vested Company Option.

Exchange Procedures

At or prior to the Effective Time, Parent will deposit, or cause to be deposited, with the paying agent for payment to the holders of the Shares (other than the Excluded Shares), ADSs (other than the holders of ADSs representing the Excluded Shares) and Company Option (other than the Rollover Shareholders), an amount of cash sufficient to pay all the payments required to be made pursuant to the merger agreement. As promptly as practicable after the effective time, the surviving company will cause the paying agent to mail (or in the case of the ADS depositary, deliver) or otherwise disseminate to each registered holder of Shares entitled to receive the Per Share Merger Consideration (other than in respect of the Excluded Shares or Dissenting Shares), (i) a letter of transmittal in customary form for a Cayman Islands incorporated company reasonably acceptable to Parent and the Company specifying the manner in which the delivery of the cash payment to each registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) will be effected and contain such other provisions as Parent and the Company may mutually agree), and (ii) instructions for use in effecting the surrender of the share certificates (or the delivery of affidavits and indemnities of loss in lieu of the share certificates) or uncertificated Shares and/or such other documents as may be required in exchange for the applicable merger consideration. Each registered holder of Shares (in the case of Shares represented by a share certificate, subject to the surrender of a share certificate (or deliver of an affidavits and indemnities of loss in lieu of the share certificates), or in the case of uncertificated Shares, subject to the surrender of such other duly executed documents as may be required pursuant to instructions to the paying agent in accordance with the terms of such letter of transmittal, will be entitled to receive in exchange for the cancelation of such Shares a check, in the amount equal to (x) the number of Shares (other than the Excluded Shares and Dissenting Shares) held by such registered holder multiplied by (y) the Per Share Merger Consideration.

Prior to the Effective Time, Parent and the Company will establish procedures with the paying agent and the ADS depositary to ensure that the paying agent will transmit to the ADS depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) and (y) the per ADS merger consideration, and that the ADS depositary will distribute the per ADS merger consideration to ADS holders with respect to each ADS held by them (other than ADSs representing the Excluded Shares) upon surrender by them of the ADSs. The surviving company will pay any applicable fees, charges and expenses of the ADS depositary and government charges (other than withholding taxes, if any) due to or incurred by the ADS depositary in connection with distribution of the per ADS merger consideration to ADSs holders for each ADS (other than the ADS cancelation fee or termination fee payable pursuant to the deposit agreement).

Representations and Warranties

The merger agreement contains representations and warranties made by the Company to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to the Company, in each case, as of specific dates. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including those set forth in the disclosure schedules delivered by the Company and Parent in connection therewith). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise and allocating risk between the parties to the merger agreement rather than establishing matters as facts. The representations and warranties made by the Company were qualified by its SEC reports prior to the date of the merger agreement (other than in any “risk factor” disclosure or any other forward-looking statements or other disclosures included in such SEC reports to the extent that such statements or disclosures are generally cautionary, predicative or forward-looking in nature, in each case other than any specific factual information contained therein).

The representations and warranties made by the Company to Parent and Merger Sub include representations and warranties relating to, among other things:

•	the Company’s and the Company’s subsidiaries’ organization, existence, good standing and authority to carry on their respective businesses;

•	the memorandum and articles of association or other equivalent organizational documents, as applicable, of each of the Company and its subsidiaries being in full force and effect;

•	the Company’s capitalization, the absence of subscription, repurchase or other similar rights with respect to securities of the Company or any of its subsidiaries, or any other securities of the Company that give their holders the right to vote with the Company’s shareholders;

•	the Company’s corporate power and authority to execute and deliver the merger agreement, to perform its obligations under and to consummate the transactions contemplated by the merger agreement, and the enforceability of the merger agreement against the Company;

•	the board of directors’ (a) determination that the merger agreement and the plan of merger and the transactions contemplated under the merger agreement, including the merger, are in the best interests of, the Company and its shareholders (other than holders of the Excluded Shares); (b) approval and declaration of the advisability of the merger agreement, the merger and the other transactions contemplated under the merger agreement; and (c) resolution to recommend the approval and authorization of the merger agreement, the plan of merger and the transactions contemplated under the merger agreement to the shareholders and direction that the merger agreement be submitted for approval by the shareholders of the Company at the extraordinary general meeting, such action in each case being made upon the recommendation of the special committee;

•	the receipt by the special committee if a fairness opinion from Duff & Phelps;

•	the absence of violations of, or conflict with the governing documents of the Company and laws applicable to the Company and breach of or default under certain agreements of the Company as a result of the Company entering into and performing under the merger agreement and consummating the merger;

•	compliance with applicable laws, licenses and permits, including applicable anti-corruption laws;

•	the Company’s SEC filings since November 1, 2013 and the financial statements included therein;

•	the Company’s disclosure controls and procedures and internal controls over financial reporting;

•	the absence of undisclosed liabilities;

•	compliance with the applicable rules and regulations of the NASDAQ;

•	the absence of false statement or omission of material facts in this proxy statement;

•	the absence of any “Material Adverse Effect” (as defined below) on the Company and certain other changes or events since December 31, 2015;

•	the absence of any legal proceedings and governmental orders against the Company;

•	labor and employment matters, including matters relating to employee benefit plans;

•	real property;

•	intellectual property;

•	tax matters;

•	absence of any secured creditors;

•	neither has taken steps to seek protection pursuant to any bankruptcy law or is or at the time of closing of the merger will be insolvent;

•	material contracts and the absence of any default under, or breach or violation of, any material contract;

•	insurance matters;

•	the absence of a shareholder rights agreement and the inapplicability of any anti-takeover law to the merger;

•	the absence of any undisclosed broker’s or finder’s fees; and

•	the absence of any additional representations or warranties made by the Company.

Many of the representations and warranties made by the Company are qualified by “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” is any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (i) be materially adverse to the business, financial condition, or results of operations of the Group Companies taken as a whole or (ii) prevent or materially delay the consummation of the Transactions. However, none of the following events, either alone or in combination, will constitute a Material Adverse Effect or will be taken into account in determining whether a Material Adverse Effect has occurred or may, or would, occur:

(1)	changes affecting the economic conditions or financial markets generally in any country or region in which the Company or any of its subsidiaries conducts business;

(2)	changes in GAAP or any interpretation thereof after the date hereof, or to applicable Laws or the interpretation or enforcement thereof that are applicable to the Company or any of its subsidiaries after the date of the merger agreement;

(3)	changes that are the result of factors generally affecting the industries in which the Company and its subsidiaries operate;

(4)	changes affecting the financial, credit or securities markets in which the Company or any of its subsidiaries operates, including changes in interest rates or foreign exchange rates;

(5)	effects resulting from the public announcement of the transactions contemplated under the merger agreement, including the initiation of litigation or other legal proceeding by any person with respect to the merger agreement or the transactions thereunder or any losses of employees;

(6)	the Company’s failure to meet any estimates, forecasts or expectations of the Company’s revenue, earnings or other financial performance or results of operation or a change in the Company’s credit ratings;

(7)	natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, in each case occurring after the date of the merger agreement;

(8)	changes in the market price or trading volume of the ADSs;

(9)	actions taken (or omitted to be taken) at the request of Parent or Merger Sub;

(10)	effects resulting from the identity of, or any facts or circumstances relating to Parent, Merger Sub, Ctrip, Ocean Management or any of their respective affiliates; or

(11)	loss of, or change in, the relationship of the Company or any of its subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of the merger agreement, the consummation of the transactions contemplated thereunder or the announcement of any of the foregoing, provided that the facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (1), (2), (3) and (7) above may be taken into account in determining whether a “Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants in the industries and geographic markets in which the Company and its subsidiaries conduct their businesses.

The representations and warranties made by Parent and Merger Sub to the Company include representations and warranties relating to, among other things:

•	their due organization, existence and good standing and authority to carry on their businesses;

•	capitalization of Parent and Merger Sub, Parent’s ownership of Merger Sub and the operations of Parent and Merger Sub;

•	their corporate power and authority to execute, deliver and perform their obligations under the merger agreement and to consummate the transactions contemplated by the merger agreement and the plan of merger, and the enforceability of the merger agreement against them;

•	the absence of violations of, or conflicts with, the governing documents of Parent or Merger Sub and laws applicable to Parent or Merger Sub and the breach of or default under certain agreements of Parent or Merger Sub as a result of Parent and Merger Sub entering into and performing under the merger agreement and consummating the transactions contemplated by the merger agreement;

•	governmental consents and approvals in connection with performance under the merger agreement and the transactions contemplated thereunder;

•	sufficiency of funds in the financing to pay the merger consideration and any other amounts required to be paid in connection with the consummation of the transactions contemplated by the merger agreement;

•	the validity of the Limited Guarantee and the lack of any default thereunder;

•	the absence of any undisclosed broker’s or finder’s fees;

•	the absence of false statement or omission of material facts in this proxy statement;

•	the absence of legal proceedings against Parent or Merger Sub or any of their respective affiliates;

•	solvency of Parent and Merger Sub after giving effect to the transactions contemplated by the merger agreement;

•	the absence of any secured creditors of Parent and Merger Sub;

•	none of Parent, Merger Sub or any of their respective affiliates has taken steps to seek protection pursuant to any bankruptcy law and neither Parent nor Merger Sub is or at the time of closing of the merger will be insolvent;

•	the absence of any additional representations or warranties with respect to the Company or any of its subsidiaries or their respective business or operations made by Parent, Merger Sub, or any other person on behalf of Parent or Merger Sub;

•	the absence of any liability or indemnification obligation or other obligation resulting from the delivery, dissemination, any other distribution or the use of any such information provided or made available by any member of the Company group or any other person;

•	the absence of undisclosed ordinary shares of the Company or other securities of, any rights to acquire the ordinary shares of the Company or other securities of, or any other economic interest in, the Company, beneficially owned by Parent or Merger Sub, Ocean Management, the Rollover Shareholder, or any of their controlled affiliates;

•	taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward looking information or business plans), and have no claim against any member of the Company Group or any other person, with respect thereto; and

•	the absence of any additional representations or warranties made by Parent and Merger Sub.

Certain representations and warranties in the merger agreement made by Parent and Merger Sub are qualified as to whether or not their satisfaction will, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated by the merger agreement or otherwise be materially adverse to the performance by Parent and Merger Sub of their respective covenants and obligations under the merger agreement.

Conduct of Business Prior to Closing

The Company has agreed that, subject to certain exceptions and unless Parent shall otherwise consent in writing, from the date of the merger agreement until the earlier of the Effective Time and the termination of the merger agreement, the businesses of the Company and its subsidiaries will only be conducted, and the Company and its subsidiaries shall not take any action except in a lawfully permitted manner in the ordinary course of business and consistent with past practice or at the direction of or with approval from any of Parent, Merger Sub, Rollover Shareholders or their respective affiliates.

In addition, from the date of the merger agreement until the earlier of the Effective Time and the termination of the merger agreement, except as expressly permitted by any other provision of the merger agreement or as required by Law, the Company will not, and will not permit any of its subsidiaries to directly or indirectly, do, or propose to do, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except at the direction of or with written approval from any of Parent, Merger Sub, Rollover Shareholders or their respective affiliates:

•	amend or otherwise change the memorandum and articles of association or equivalent organizational documents of the Company or any of its subsidiaries;

•	issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, other than in connection with the exercise, settlement or vesting of any Company Option in accordance with the Share Incentive Plans and other than transactions between the Company and any of the Company’s subsidiaries or between or among one or more of the Company’s subsidiaries, (i) any shares of the Company or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of the Company or any of its subsidiaries except pursuant to the terms of any company benefit plan, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of the Company or any of its subsidiaries that are material to the business of the Company and its subsidiaries, taken as a whole, except in the ordinary course of business and in a manner consistent with past practice;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any subsidiary of the Company to the Company or to another Company’s subsidiary consistent with past practice) except pursuant to the exercise or settlement of Company Options, employee severance, retention, termination, change of control and other contractual rights in existence on the date of the merger agreement on the terms in effect on the date of the merger agreement;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares;

•	effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving the Company or any of its subsidiaries or create any new subsidiaries;

•

(i) acquire (including by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets, in each case in excess of $2,000,000 individually or $5,000,000 in the aggregate; (ii) incur, assume, alter, amend or modify any indebtedness in excess of $2,000,000 individually or $5,000,000 in the aggregate, or guarantee such indebtedness, or issue any debt securities or make any loans or advances in excess of $2,000,000 individually or $5,000,000 in the aggregate; or (iii) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of $2,000,000 or capital expenditures which are, in the aggregate, in excess of $5,000,000 for the Company and its subsidiaries taken as a whole;

•	except as otherwise required by law or pursuant to any contract in existence as of the date of the merger agreement or the terms of a company benefit plan or as otherwise contemplated by the merger agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director or executive officer of the Company or any of its subsidiaries (other than the hiring or termination of executive officer with aggregate annual compensation of less than $500,000), (ii) grant or provide any severance or termination payments or benefits to any director or executive officer of the Company or any of its subsidiaries outside the ordinary course of business, (iii) materially increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or executive officer of the Company or any of its subsidiaries, except for those that are in accordance with past practice and have been approved by the board of directors of the Company prior to the date hereof, (iv) establish, adopt, materially amend or terminate any company benefit plan or amend the terms of any outstanding Company Option, (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the company benefit plan, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any company benefit plan or materially change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (vii) forgive any loans to directors or executive officers of the Company or any of its subsidiaries;

•	issue or grant any new Company Option to any person under any Company Benefit Plan under the Share Incentive Plans, except for those that are in accordance with past practice and have been approved by the board of directors of the Company prior to the date hereof;

•	make any material changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Company or any of its subsidiaries, except as required by changes in GAAP or as a result of a change in law;

•	pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

•	enter into, materially amend, modify or consent to the termination (other than extension at the end of a term in the ordinary course of business) of any material contract (or any contract that would be a material contract if such contract had been entered into prior to the date of the merger agreement), or amend, waive, modify or consent to the termination of the Company’s or any of its subsidiaries’ material rights thereunder;

•	terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

•	commence or settle any litigation, suit, claim, action, proceeding or investigation in excess of $2,000,000;

•	(i) abandon or dedicate to the public any item of Company owned material intellectual property, or (ii) with respect to any Company owned material intellectual property registered with or applied to governmental authorities and to the extent required by applicable laws to maintain the validity of such Company owned intellectual property, (A) fail to make any applicable filings with governmental authorities when finally due, or (B) fail to pay all required fees and taxes to governmental authorities when finally due; in each case, except for expiration of intellectual property;

•	fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

•	engage in the conduct of any new line of business material to the Company and its subsidiaries, taken as a whole;

•	make or change any material tax election, materially amend any tax return (except as required by applicable law), enter into any material closing agreement with respect to taxes, surrender any right to claim a material refund of taxes, settle or finally resolve any material controversy with respect to taxes or materially change any method of tax accounting; or

•	publicly announce an intention, enter into any formal agreement or otherwise make a legal commitment, to do any of the foregoing.

No Solicitation

The Company has agreed that, neither it nor any of its subsidiaries nor any of its directors or officers will, and that it will instruct the Company representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information with respect to the Company or any of its subsidiaries), or knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or could reasonably be expected to lead to, any Competing Transaction;

•	enter into, maintain or continue discussions or negotiations with the intention of encouraging a proposal with respect to a Competing Transaction, or provide any nonpublic information with respect to the Company or any of its subsidiaries to, any person in furtherance of or to obtain a proposal or offer for a Competing Transaction;

•	agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or contract or commitment contemplating or otherwise relating to any Competing Transaction; or

•	authorize or permit any of the Company or any of its subsidiaries, or any Company representative retained by or acting directly or indirectly under the direction of the Company or any of its subsidiaries, to do any of the foregoing.

The Company has agreed to not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect of a Competing Transaction. The Company has agreed that it will notify Parent as promptly as practicable (and in any event within 48 hours after the Company attains knowledge thereof) of any bona fide proposal or offer regarding a Competing Transaction, specifying the identity of the party making such proposal or offer, and, as applicable, a summary of the material terms and conditions of the oral proposal or offer or copies of the written proposal or offer, and whether the Company has any intention to provide confidential information to such person.

A “Competing Transaction” means any of the following (other than the transactions contemplated by the merger): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction which would result in a third party acquiring assets, individually or in the aggregate, constituting 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any acquisition by a third party of 20% or more of any class of equity securities of the Company; (iii) any general offer, tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of any class of equity securities of the Company or (iv) any combination of the foregoing.

Notwithstanding the foregoing, prior to receiving the required shareholder authorization and approval for the merger agreement, the board of directors may directly or indirectly through the Company representatives (x)

contact any person that has made a proposal or offer regarding a Competing Transaction in order to clarify and understand the terms and conditions thereof in order to assess whether such offer or proposal is reasonably expected to lead to a Superior Proposal, and (y) furnish information to, and enter into discussions with, a person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction, in the case of this clause (y), if the special committee has (i) determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (ii) determined, in its good faith judgment (upon advice by outside legal counsel), that, in light of such Superior Proposal, failure to furnish such information or enter into discussions would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law, (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such person at least three (3) business days prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement satisfying the requirements of the merger agreement; provided that the Company will concurrently make available to Parent any material information concerning the Company and its subsidiaries that is provided to any such person and that was not previously made available to Parent or its representatives.

A “Superior Proposal” means a written, bona fide offer made by a third party for a Competing Transaction (with all percentages included in the definition of Competing Transaction above increased to 50%) on terms (including conditions to consummation of the contemplated transaction) that the board of directors of the Company determines, in its good faith judgment upon the recommendation of the special committee (after consultation with its financial advisor and outside legal counsel and taking into consideration such factors as the special committee considers appropriate), all of the terms and conditions of such offer and the merger agreement, including financing, regulatory approvals, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the shareholders (other than the holders of the Excluded Shares) than the merger; provided, however, that any such offer shall not be deemed to be a Superior Proposal if the offer is conditional upon any material due diligence review or investigation of the Company or any of its Subsidiaries by the third party.

No Change of Recommendation

Except for situations provided in the merger agreement, the board of directors of the Company will recommend that the Company’s shareholders approve the merger agreement and the plan of merger.

Under the terms of the merger agreement, neither the board of directors nor any committee thereof shall:

•	(A) withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, or propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, its recommendation, (B) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, a Competing Transaction or (C) if a tender offer or exchange offer for 20% or more of the outstanding shares of the Company is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided that a customary “stop, look and listen” communication by the board of directors pursuant to Rule 14d–9(f) of the Exchange Act or a statement that the board of directors has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to be a change in the company recommendation), within 10 business days after commencement, or

•	cause or permit the Company or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or any other similar document or contract with respect to any Competing Transaction (other than a confidentiality agreement that satisfies the requirements of the merger agreement).

Notwithstanding the foregoing, if the board of directors determines, in its good faith judgment upon the recommendation of the special committee, prior to receiving the required shareholder authorization and approval for the merger agreement and upon advice by outside legal counsel, that failure to make a change in its recommendation would reasonably be expected to be inconsistent with its fiduciary obligations under applicable law, the board of directors may, effect a change in its recommendation and/or terminate the merger agreement in accordance with the terms of the merger agreement, provided that:

•	the Company has complied with the requirements of the merger agreement with respect to any proposal or offer; and

•	if the board of directors effects a change in the Company recommendation and/or terminates the merger agreement due to occurrence of an Intervening Event or in response to a Superior Proposal, and in the case of the Superior Proposal, the Company shall (x) provide at least five business days’ written notice to Parent, (y) make available its financial and legal advisors to negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make adjustments in the terms and conditions of the merger agreement so that such third party proposal or offer would cease to constitute a Superior Proposal, and (z) permit Parent to make a presentation to the board of directors and the special committee regarding the merger agreement and any adjustments with respect thereto (to the extent Parent desires to make such a presentation).

An “Intervening Event” means a material event, occurrence, change or development affecting or related to the Company, its subsidiaries or their respective business, assets or operations that (i) was neither known to, nor reasonably foreseeable by, the special committee on the date of this Agreement and (ii) occurs, arises or becomes known to the special committee before receipt of the required shareholder authorization and approval for the merger agreement; but the receipt of a superior proposal shall constitute an Intervening Event.

Indemnification; Directors’ and Officers’ Insurance

Pursuant to the merger agreement, Parent and Merger Sub have agreed that:

•	the memorandum and articles of association of the surviving company will contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company, which provisions will not be repealed, amended or otherwise modified for a period of six years from the Effective Time in any manner except as required by law;

•	the surviving company shall maintain in effect for six years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with the merger agreement and the consummation of the transactions contemplated thereby; provided, however, that the surviving company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the surviving company be required to expend more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous than the directors’ and officers’ liability insurance maintained by the Company; and

•

from and after the Effective Time, the surviving company shall comply with all of the Company’s obligations, and shall cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses and damages, arising out of, relating to or in connection with (A) the fact that such person is or was a director, officer or employee of the Company or such subsidiary, or (B) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such subsidiaries’ respective organizational and governing documents or agreements in effect on the date of the merger agreement and to the fullest extent permitted by the Cayman Islands Companies Law or any other applicable law, including the approval of the merger agreement, the plan of merger and the transactions contemplated thereunder, and (ii) such persons against any and all damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its subsidiaries if such service was at the request or for the benefit of the Company or any of its subsidiaries.

Financing

Parent has delivered to the Company a copy of the executed equity commitment letter dated October 19, 2016 between Parent and Ocean Management (as may be amended, restated, replaced, supplemented, modified and substituted in accordance with the merger agreement) pursuant to which the Ocean Management has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent up to the aggregate amount set forth in such equity commitment letter.

Each of Parent and Merger Sub will take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange and obtain the financing on the terms and conditions described in the Equity Commitment Letter and the Support Agreement in a timely manner including by using its reasonable best efforts to (i) maintain in effect the Equity Commitment Letter and the Support Agreement, (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in the Equity Commitment Letter and the Support Agreement that are within their respective control, (iii) consummate the financing, and (iv) fully enforce the parties’ obligations and its rights under the Equity Commitment Letter and the Support Agreement.

Neither Parent nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Equity Commitment Letter or the Support Agreement without the prior written consent of the board of directors of the Company if such amendments, modifications or waivers would (i) reduce the aggregate amount of the equity financing or the Rollover Shares or (ii) impose new or additional conditions to the financing or otherwise expand, amend or modify the financing in a matter that would (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the merger or the other transactions contemplated under the merger agreement or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Equity Commitment Letter or the Support Agreement.

Shareholders’ Meeting

The Company will, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3 and this proxy statement, (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (as defined below), (ii) with the assistance of Parent and Merger Sub, prepare, mail or cause to be mailed this proxy statement to the holders of Shares (and concurrently furnish this proxy statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting (the “Shareholders’ Meeting”), for the purpose of voting upon the authorization and approval of the merger agreement, the plan of merger and the transactions, and (iii) instruct or otherwise cause the depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who will be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Without the prior written consent of Parent, authorization and approval of the merger agreement, the plan of merger and the transactions are the only matters (other than procedural matters) that will be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

Subject to non-solicitation clauses under the merger agreement, the board of directors will recommend to holders of the shares that they authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, and will include such recommendation in this proxy statement. Unless there is a change in the Company recommendation, the Company will use its reasonable best efforts to solicit from its shareholders proxies in relation to the Shareholders’ Meeting.

Conditions to the Merger

The obligations of the Company, Parent and Merger Sub to consummate the merger are subject to the satisfaction or waiver of the following mutual conditions:

•	the merger agreement, the plan of merger and the transactions contemplated thereby being authorized and approved by way of special resolution (as defined in the Cayman Islands Companies Law ) by the Company’s shareholders at the extraordinary general meeting; and

•	no governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order that has or would have the effect of making the merger illegal or otherwise prohibit the consummation of the merger.

The obligations of Parent and Merger Sub to consummate the merger are also subject to the satisfaction, or waiver, of the following additional conditions:

•	certain representations and warranties of the Company in the merger agreement relating to capitalization, and authority relative to the merger agreement and fairness(disregarding any limitation or qualification by materiality or Material Adverse Effect) being true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger, as if made on such date and time; and each of the other representations and warranties of the Company set forth in the merger agreement (disregarding any limitation or qualification by materiality or Material Adverse Effect) being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger, as if made on such date and time, except to the extent such failures to be true and correct, would not have a Material Adverse Effect;

•	the Company having performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by it on or prior to the closing date of the merger;

•	the Company having delivered to Parent a certificate, dated the closing date of the merger, signed by a senior executive officer of the Company, certifying as to the satisfaction of the above conditions; and

•	since the date of the merger agreement, there not having occurred a Material Adverse Effect.

The obligations of the Company to consummate the merger are also subject to the satisfaction, or waiver by the Company, of the following additional conditions:

•	the representations and warranties of Parent and Merger Sub in the merger agreement (disregarding any limitation or qualification by materiality or Material Adverse Effect) being true and correct in all respects as of the date of the merger agreement and as of the closing date of the merger, as if made on and at such date and time (other than representations and warranties that by their terms address matters only as of such a specified other time, which must be true and correct as of such time), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, have not, and would not be reasonably expected to prevent or materially impede or impair the ability of Parent and Merger Sub to consummate any of the transactions contemplated under the merger agreement or the plan of merger;

•	each of Parent and Merger Sub having performed or complied in all material respects with all covenants and agreements required to be performed or complied with by it under the merger agreement prior to or on the closing date of the merger; and

•	Parent having delivered to the Company a certificate, dated the closing date of the merger, signed by an executive officer of Parent, certifying as to the fulfillment of the above conditions.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of the Company and Parent with the approval of their respective boards of directors (or in the case of the Company, acting upon the recommendation of the special committee);

•	by either the Company (upon the recommendation by the special committee) or Parent, if:

•	the merger is not completed by August 19, 2017 (provided that this termination right is not available to any party if the failure of the merger to have been consummated was primarily due to such party’s breach or failure to perform in any material respect any of its obligations under the merger agreement);

•	any governmental authority of competent jurisdiction having enacted, issued, promulgated, enforced or entered any final and non-appealable law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order or taken any other final and non-appealable action that has the effect of making consummation of the merger illegal or otherwise prohibiting consummation of the merger (provided that this termination right is not available any party if the issuance of such order was primarily due to such party’s breach or failure to perform in any material respect any of its obligations under the merger agreement); or

•	the required vote of the Company’s shareholders is not obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof (provided that this termination right is not available to a party if the failure to obtain the required vote was primarily due to such party’s breach or failure to perform any of its obligations under the merger agreement);

•	by the Company (upon the recommendation of the special committee) at any time prior to the Effective Time, if:

•	Parent or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied by August 19, 2017 or if capable of being cured, the material breach has not been cured by Parent or Merger Sub within thirty business days after Parent has received written notice of such breach from the Company or any shorter period of time that remains between the date the Company provides written notice of such breach and August 19, 2017; provided that the Company will not have the right to terminate if the Company is in material breach of any representations, warranties, agreements or covenants that would give rise to the failure of a corresponding closing condition not being satisfied;

•	(a) all of the conditions to the obligations of Parent and Merger Sub to consummate the merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the merger); (b) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions to the obligation of the Company to consummate the merger have been satisfied (or that the Company is willing to waive any unsatisfied conditions); and (c) Parent and Merger Sub fail to complete the closing of the merger within ten business days following the delivery of such notice; or

•	prior to the receipt of the required vote of the Company’s shareholders, (a) the board of directors (acting upon the recommendation of the special committee) has authorized the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal in accordance with the terms of the merger agreement and (b) the Company concurrently with, or immediately after, the termination of the merger agreement enters into an alternative acquisition agreement with respect to such Superior Proposal; provided that the Company will not have the right to terminate unless the Company pays the company termination fee prior to or concurrently with such termination;

•	by Parent, at any time prior to the Effective Time, if:

•	the Company has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied by August 19, 2017 or if capable of being cured, the material breach has not been cured by Company within thirty business days after Parent has received written notice of such breach from Parent or any shorter period of time that remains between the date Parent provides written notice of such breach and August 19, 2017; provided that Parent will not have the right to terminate if either Parent or Merger Sub is in material breach of any representations, warranties, agreements or covenants that would give rise to the failure of a corresponding closing condition not being satisfied; or

•	a Company Triggering Event shall have occurred provided that Parent will not have the right to terminate if Parent’s or Merger Sub’s failure to fulfill any of its obligations under the merger agreement has been a cause of or resulted in such change in recommendation. a “Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a change in the company recommendation or the board of directors shall have resolved to make a change in the company recommendation; (ii) the board of directors shall have recommended to the shareholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent, contract, commitment or similar document with respect to any Competing Transaction.

Termination Fee

The Company is required to pay Parent a termination fee of $40,000,000 in the event the merger agreement is terminated:

•	by Parent if the Company has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied by August 19, 2017 or if capable of being cured, the material breach has not been cured by Company within thirty business days after Parent has received written notice of such breach from Parent or any shorter period of time that remains between the date Parent provides written notice of such breach and August 19, 2017, or a Company Triggering Event has occurred;

•	by the Company or Parent if the required vote of the Company’s shareholders is not obtained at the Shareholders’ Meeting or any adjournment or postponement thereof, if and only if, (A) at or prior to the time of such termination, a bona fide proposal or offer with respect to a Competing Transaction shall have been submitted, proposed or publicly announced or publicly made known to the Company, and not withdrawn, and within twelve (12) months after such termination the Company or any of its subsidiaries consummates a Competing Transaction with a third party (provided that all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%” for this purpose);

•	by the Company if prior to the receipt of the required vote of the Company’s shareholders, (a) the board of directors (acting upon the recommendation of the Special Committee) has authorized the Company to enter into an alternative acquisition agreement with respect to a Superior Proposal in accordance with the terms of the merger agreement and (b) the Company concurrently with, or immediately after, the termination of the merger agreement enters into an alternative acquisition agreement with respect to such Superior Proposal.

Parent is required to pay the Company a termination fee of $80,000,000 in the event the merger agreement is terminated:

•	by the Company if Parent or Merger Sub has breached in any material respect any of its representations, warranties, covenants or agreements under the merger agreement, such that the corresponding condition to closing would not be satisfied by August 19, 2017 or if capable of being cured, the material breach has not been cured by Parent or Merger Sub within thirty business days after Parent has received written notice of such breach from the Company or any shorter period of time that remains between the date the Company provides written notice of such breach and August 19, 2017; or

•	by the Company if (a) all of the conditions to the obligations of Parent and Merger Sub to consummate the merger have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the closing of the merger); (b) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions to the obligation of the Company to consummate the merger have been satisfied (or that the Company is willing to waive any unsatisfied conditions); and (c) Parent and Merger Sub fail to complete the closing of the merger within ten business days following the delivery of such notice.

In the event that the Company or Parent fails to pay the applicable termination fee or any expenses when due and in accordance with the requirements of the merger agreement, the Company or Parent, as the case may be, is required to reimburse the other party for reasonable costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with collection of such unpaid termination fee or any expenses.

Remedies and Limitations on Liability

The parties to the merger agreement may be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches of the merger agreement, in addition to any other remedy at law or equity.

The Company’s right to obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief to enforce Parent’s obligation to consummate the merger and the transactions contemplated under the merger agreement is subject to (A) all conditions to the closing of the merger (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived, and (B) the Company has irrevocably confirmed by notice to Parent that all conditions to the obligations of the Company have been satisfied or that it is willing to waive any unsatisfied conditions.

The maximum aggregate liabilities of Parent and Merger Sub, on the one hand, and the Company, on the other hand, for monetary damages in connection with the merger agreement or any of the transactions contemplated thereunder are limited to a termination fee of $80,000,000 and $40,000,000, respectively, reimbursement of certain expenses in the event the applicable termination fee is not paid when due and in accordance with the requirements of the merger agreement and, with respect to Company’s remedy only, the guarantee of such obligations pursuant to the Limited Guarantee. While the parties may pursue both a grant of specific performance and monetary damages until such time as the other party pays a termination fee (as applicable under the merger agreement), none of them will be permitted or entitled to receive both a grant of specific performance that results in the closing of the merger and monetary damages.

Amendment; Waiver of Conditions

The merger agreement may be amended by the parties to the merger agreement by action taken by or on behalf of their respective board of directors at any time prior to the Effective Time; provided that, after the approval of the merger agreement and the transactions contemplated thereby by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration in exchange for which each Share will be canceled upon consummation of the merger.

At any time prior to the Effective Time, any party to the merger agreement may (a) extend the time for the performance of any obligation or other act of any other party to the merger agreement, (b) waive any inaccuracy in the representations and warranties of any other party contained in the merger agreement or in any document delivered pursuant to the merger agreement and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained in the merger agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege under the merger agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

No provision has been made to (a) grant the Company’s shareholders or ADS holders access to corporate files of the Company and other parties to the merger or any of their respective affiliates, or (b) to obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

DISSENTERS’ RIGHTS

The following is a brief summary of the rights of holders of the Shares to dissent from the merger and receive payment of the fair value of their Shares (“Dissenters’ Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Cayman Islands Companies Law, a copy of which is attached as Annex C to this proxy statement. If you are contemplating the possibility of dissenting from the merger, you should carefully review the text of Annex C, particularly the procedural steps required to exercise your Dissenters’ Rights. These procedures are complex and you should consult your Cayman Islands legal counsel if you are considering exercising such right. If you do not fully and precisely satisfy the procedural requirements of the Cayman Islands Companies Law, you will lose your Dissenters’ Rights.

Requirements for Exercising Dissenters’ Rights

A dissenting registered shareholder of the Company is entitled to payment of the fair value of its, his or her Shares upon dissenting from the merger in accordance with Section 238 of the Cayman Islands Companies Law.

The valid exercise of your Dissenters’ Rights will preclude the exercise of any other rights by virtue of holding Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the fair value of Shares held by such persons and to seek relief on the grounds that the Merger is void or unlawful. To exercise your Dissenters’ Rights, the following procedures must be followed:

•	You must give written notice of objection (“Notice of Objection”) to the Company prior to the vote to authorize and approve the merger. The Notice of Objection must include a statement that you propose to demand payment for your Shares if the merger is authorized by the vote at the extraordinary general meeting.

•	Within 20 days immediately following the date on which the vote authorizing the merger is made, the Company must give written notice of the authorization (“Approval Notice”) to all dissenting shareholders who have served a Notice of Objection.

•	Within 20 days immediately following the date on which the Approval Notice is given (the “Dissent Period”), any dissenting shareholder who elects to dissent must give a written notice of its, his or her decision to dissent (a “Notice of Dissent”) to the Company stating its, his or her name and address and the number and class of the Shares with respect to which it, he or she dissents and demanding payment of the fair value of its, his or her Shares. A dissenting shareholder must dissent in respect of all the Shares which it, he or she holds; a dissenting shareholder will cease to have any rights as a shareholder upon the giving of such Notice of Dissent, except for (a) the right to be paid the fair value of his or her Shares, (b) the right to participate in court proceedings to determine the fair value of his or her Shares, and (c) the right to institute proceedings on the grounds that the merger is unlawful or void.

•	Within seven days immediately following (a) the date of expiry of the Dissent Period or (b) the date on which the plan of merger is filed with the Registrar of Companies of the Cayman Islands, whichever is later, the Company, as the surviving company, must make a written offer (a “Fair Value Offer”) to each dissenting shareholder to purchase its, his or her Shares at a price determined by the Company to be the fair value of such Shares.

•

If, within 30 days immediately following the date of the Fair Value Offer, the Company and the dissenting shareholder fail to agree on the price to be paid for the Shares owned by the dissenting shareholder, then, within 20 days immediately following the date of the expiry of such 30-day period, the Company must, and the dissenting shareholder may, file a petition with the Grand Court of the Cayman Islands (the “Grand Court”) for a determination of the fair value of the Shares held by all dissenting shareholders who have served a Notice of Dissent and who have not agreed the fair value of their Shares with the Company, which petition by the Company must be accompanied by a verified list containing the names and addresses of all members who have filed a Notice of Dissent and who have not agreed the fair value of their Shares with the Company and if a dissenting shareholder files a petition the Company must file such verified list within 10 days of service of such petition on the Company.

•	If a petition is timely filed and served, the Grand Court will determine at a hearing, at which dissenting shareholders are entitled to participate, (a) the fair value of such Shares held by those shareholders together with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the fair value and (b) the costs of the proceeding and the allocation of such costs upon the parties.

All notices and petitions must be executed by the registered shareholder or a person duly authorized on behalf of the registered shareholder, fully and correctly, as such shareholder’s name appears on the register of members of the Company. If Shares are held by a fiduciary, such as by a trustee, guardian or custodian, such notices and petitions must be executed by or for the fiduciary. If Shares are held by or for more than one person, such notices and petitions must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the notices or petitions for a registered shareholder; however, the agent must identify the registered owner and expressly disclose the fact that, in executing the notice or petition, he or she is acting as duly authorized agent for the registered owner. A person having a beneficial interest in Shares registered in the name of another person, such as a broker or other nominee, must act promptly to cause the registered holder to follow the steps summarized above and in a timely manner to exercise the Dissenters’ Rights attached to such Shares.

You must be a registered holder of Shares in order to exercise Dissenters’ Rights. A holder of ADSs who wishes to dissent must surrender his, her or its ADSs to the ADS Depositary for conversion into Shares and pay the fees of the ADS Depositary to cancel his, her or its ADSs and become a registered holder of such Shares and comply with the procedures described above in order to exercise Dissenters’ Rights with respect to the Shares prior to the extraordinary general meeting. The ADS Depositary will not exercise Dissenters’ Rights on behalf of a holder of ADSs and any Notice of Objection or Notice of Dissent delivered to the ADS Depositary will not be effective under the Cayman Islands Companies Law. If you wish to cancel your ADSs, please contact the ADS Depositary’s office at Deutsche Bank Trust Company Americas, at 60 Wall Street, New York, NY 10005, United States of America.

If you do not satisfy each of these requirements and comply strictly with all procedures required by the Cayman Islands Companies Law, you cannot exercise your Dissenters’ Rights and will be bound by the terms of the merger agreement and the plan of merger. Submitting a signed proxy card that does not direct how the Shares represented by that proxy are to be voted will give the proxy discretion to vote as it determines appropriate. In addition, failure to vote your Shares, or a vote against the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by thereby, including the merger, will not alone satisfy the notice requirement referred to above. You must send all notices to the Company at Qunar Cayman Islands Limited at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080, The People’s Republic of China.

If you are considering dissenting, you should be aware that the fair value of your Shares determined under Section 238 of the Cayman Islands Companies Law could be more than, the same as, or less than the $10.13 in cash, without interest, for each Share of the Company that you would otherwise receive as consideration pursuant to the merger agreement if you do not exercise Dissenters’ Rights with respect to your Shares. In addition, in any proceedings for determination of the fair value of the Shares covered by a Notice of Dissent, the Company and the Buyer Group intend to assert that the Per Share Merger Consideration is equal to the fair value of each of your Shares. You may also be responsible for the cost of any appraisals proceedings.

The provisions of Section 238 of the Cayman Islands Companies Law are technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you will lose your Dissenters’ Rights. You should consult your Cayman Islands legal counsel if you wish to exercise Dissenters’ Rights.

FINANCIAL INFORMATION

The following sets forth certain selected historical consolidated financial information of the Company. The financial data for the years ended December 31, 2014 and 2015 has been derived from the audited financial statements filed as part of the Company’s Annual Report on Form 20-F for the year ended December 31, 2015. The financial data for the six months ended June, 2015 and 2016 has been derived from the unaudited financial statements included as part of the Company’s current reports on Form 6-K dated June 2, 2015, August 5, 2015, June 16, 2016 and September 1, 2016. As a result, the financial data for the six months ended June 30, 2015 and 2016, respectively, is not presented herein on the same basis as those for the years ended December 31, 2014 and 2015. The information set forth below is not necessarily indicative of future results and should be read in conjunction with (a) “Item 5. Operating and Financial Review and Prospects’’ and the consolidated financial statements, related notes and other financial information included in the Company’s annual report on Form 20-F for the year ended December 31, 2015, and (b) the unaudited consolidated financial statements, related notes and other financial information for the three months ended March 31, June 30, 2015 and 2016 included in the Company’s current reports on Form 6-K dated June 2, 2015, August 5, 2015, June 16, 2016 and September 1, 2016, both of which are incorporated into this proxy statement by reference. Please see “Where You Can Find More Information” for a description of how to obtain a copy of such reports.

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015		2015 (unaudited)	2016 (unaudited)
	RMB	RMB	$(1)	RMB	RMB	$(1)
	(in thousands, except for per share and per ADS data)
Consolidated Statements of Comprehensive Income/(Loss)*:
Revenues:
Flight and flight related services	1,171,229	2,206,948	340,694	974,240	1,036,509	155,962
Accommodation reservation services	347,281	1,472,925	227,380	387,153	692,045	104,131
Display advertising services	87,894	117,945	18,208	47,066	45,422	6,835
Other services	150,351	373,394	57,642	143,579	249,984	37,615

Total revenues	1,756,755	4,171,212	643,924	1,552,038	2,023,960	304,543
Cost of revenues	(454,902)	(1,433,237)	(221,253)	(427,456)	(511,293)	(76,934)

Gross profit	1,301,853	2,737,975	422,671	1,124,582	1,512,667	227,609
Operating expenses
Product development	(774,511)	(2,578,528)	(398,056)	(637,907)	(1,328,742)	(199,934)
Product sourcing	(316,903)	(785,385)	(121,243)	(258,879)	(290,365)	(43,691)
Sales and marketing	(890,861)	(2,671,637)	(412,430)	(1,030,530)	(1,201,539)	(180,794)
General and administrative	(399,914)	(3,388,467)	(523,089)	(266,452)	(330,439)	(49,721)
Online marketing expense for Baidu Zhixin Cooperation	(699,983)	(37,178)	(5,739)	(37,178)	—	—
Contract termination loss provision	(64,485)	—	—	—	—	—

Operating Loss	(1,844,804)	(6,723,220)	(1,037,886)	(1,106,364)	(1,638,418)	(246,531)
Interest income (expenses), net	31,329	(110,233)	(17,017)	(11,427)	(101,946)	(15,340)
Foreign exchange gain (loss), net	(20,739)	(64,106)	(9,896)	(2,247)	(36,830)	(5,542)
Other income (loss), net	4,873	(25,161)	(3,884)	6,838	5,736	863
Fair value change in warrant liability	—	(397,987)	(61,439)	(397,987)	—	—

Loss before income taxes	(1,829,341)	(7,320,707)	(1,130,122)	(1,511,187)	(1,771,458)	(266,550)
Income tax expenses	(17,560)	(22,784)	(3,517)	(7,072)	(2,020)	(304)
Equity in loss of affiliated companies, net of tax	—	(5,840)	(902)	(693)	(2,687)	(404)

Net loss	(1,846,901)	(7,349,331)	(1,134,541)	(1,518,952)	(1,776,165)	(267,258)

	Year Ended December 31,			Six Months Ended June 30,
	2014	2015		2015 (unaudited)	2016 (unaudited)
	RMB	RMB	$(1)	RMB	RMB	$(1)
	(in thousands, except for per share and per ADS data)
Net loss attributable to noncontrolling interests	—	(6,622)	(1,022)	(2,032)	(948)	(143)

Net loss attributable to Qunar Cayman Islands Limited’s shareholders	(1,846,901)	(7,342,709)	(1,133,519)	(1,516,920)	(1,775,217)	(267,115)

Loss per share for ordinary shares
Basic and diluted	(5.26)	(19.14)	(2.95)	(4.18)	(4.08)	(0.61)
Loss per ADS (each ADS represents three Class B ordinary shares)
Basic and diluted	(15.78)	(57.42)	(8.85)	(12.54)	(12.24)	(1.83)
Weighted average number of ordinary shares used in computation:
Class A ordinary shares:
Basic	266,696,495	182,319,107	182,319,107	224,299,179	7,720,318	7,720,318
Diluted	266,696,495	182,319,107	182,319,107	224,299,179	7,720,318	7,720,318
Class B ordinary shares:
Basic	84,713,813	201,373,547	201,373,547	139,033,036	426,999,543	426,999,543
Diluted	351,410,308	383,692,654	383,692,654	363,332,215	434,719,861	434,719,861
Other comprehensive (loss) income, net of tax of nil
Foreign currency translation adjustments	32,639	132,647	20,477	1,379	62,785	9,447

Comprehensive loss	(1,814,262)	(7,216,684)	(1,114,064)	(1,517,573)	(1,713,380)	(257,811)

Comprehensive loss attributable to noncontrolling interests	—	(6,622)	(1,022)	(2,032)	(948)	(143)

Comprehensive loss attributable to Qunar Cayman Islands Limited’s shareholders	(1,814,262)	(7,210,062)	(1,113,042)	(1,515,541)	(1,712,432)	(267,668)

*	Starting from January 2015, the Company started to present its revenues by the primary business lines of flight and flight related services, accommodation reservation services, display advertising services and other services. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation

	As of December 31,	As of June 30,
	2015	2016 (unaudited)
	RMB	RMB	$(1)
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	4,115,650	3,323,497	500,082
Total current assets	9,341,804	6,007,169	903,891
Total assets	10,505,545	9,601,539	1,444,731
Total current liabilities	6,550,800	3,868,259	582,052
Total liabilities	9,302,177	8,760,889	1,318,240
Total equity	1,203,368	840,650	126,491
Total liabilities and equity	10,505,545	9,601,539	1,444,731

(1)

All translations from RMB to U.S. dollars and from U.S. dollars to RMB for the year ended December 31, 2015 were made at a rate of RMB6.4778 to $1.00, the exchange rate as set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade.

For the six months ended June 30, 2016, the conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on June 30, 2016, which was RMB6.6459 to $1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

Net Book Value per Share of Our Shares

The net book value per Share as of June 30, 2016 was approximately $0.29 based on the number of issued and outstanding Shares as of June 30, 2016.

TRANSACTIONS IN THE SHARES AND ADSs

Purchases by the Buyer Group

In October 2015, Ctrip completed a share exchange transaction with Baidu, Inc. (“Baidu”), pursuant to which Baidu exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of the Company, for 11,488,381 newly-issued ordinary shares of Ctrip. Immediately after the closing of the transaction, Ctrip owned Class B ordinary shares of the Company representing approximately 45% of the Company’s aggregate voting interest and Ctrip became a significant shareholder of the Company.

In connection with Ctrip’s transaction with Baidu, the Company and Ctrip agreed to an employee share exchange program, under which Ctrip agreed to issue approximately 5.1 million Ctrip ordinary shares to certain special purpose vehicles for the benefit of the Company’s employees who agree to exchange their securities in the Company for Ctrip ordinary shares. As of the date of this proxy statement, Ctrip has offered a total of approximately 4.2 million ordinary shares to three special purpose vehicles which hold such shares solely for the benefit of the Company’s employees. Ctrip received 38,696,652 Class B ordinary shares of the Company in December 2015, which were injected into M Strat, and received 1,314,657 and 2,538,468 Class B ordinary shares in March 2016 and June 2016, respectively, which were injected into Momentum. Both M Strat and Momentum are third-party investment entities dedicated to investing in businesses in China.

In January 2016, Earthly Paradise, Seavour, Shuofeng, Richbright, Eagle, and M Strat, each a non-U.S. investment entity dedicated to investing in businesses in China, acquired 19,073,046, 20,768,196, 20,996,538, 17,107,521, 20,596,914, and 19,865,682 Class B ordinary shares of the Company (including Shares represented by ADSs), respectively, through privately negotiated transactions.

In March 2016, Richbright and Momentum acquired 4,186,695 and 4,383,441 Class B ordinary shares of the Company (including Shares represented by ADSs), respectively, through privately negotiated transactions.

In June 2016, Momentum further acquired 6,500,000 Class B ordinary shares of the Company through a privately negotiated transaction.

Purchases by the Company

We have not purchased any Shares or ADSs at any time within the past two years.

Prior Public Offerings

The Company completed its initial public offering of ADSs on November 2, 2013. In June 2015, the Company offered 6,842,106 ADSs through a public offering, representing 20,526,318 Class B ordinary shares.

Transactions in Prior 60 Days

Other than the merger agreement and agreements entered into in connection therewith including the Support Agreement, the Limited Guarantees and the Equity Commitment Letter, and as disclosed above, there have been no transactions in the Company’s Shares or ADSs during the past 60 days by us, any of our officers or directors, the Rollover Shareholders, Parent, Merger Sub, or any person with respect to which disclosure is provided in Annex D or any associate or majority-owned subsidiary of the foregoing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT OF THE COMPANY

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this proxy statement by:

•	each of our directors and executive officers;

•	our directors and executive officers as a group; and

•	each person known to us to own more than 5.0% of our total issued and outstanding shares.

	Total Shares†		% Ownership†
Directors and Executive Officers:
James Jianzhang Liang	—		—
Zhenyu Chen		*		*
Xiaolu Zhu		*		*
Qiang Zhang		*		*
Haijun Yang		*		*
Jimmy Lai	—		—
Jianmin Zhu	—		—
Ying Shi	—		—
All directors and executive officers as a group		*		*
Principal Shareholders:
Ctrip(1)	190,152,519		43.2%
M Strat(2)	85,748,724		19.5%
Momentum(3)	34,974,767		7.9%

*	Aggregate beneficial ownership of our company by such director or officer is less than 1% of our total outstanding ordinary shares.
†	Unless otherwise specified, the number of shares beneficially owned by each listed person or group in the chart above includes the shares such person or group has the right to acquire within 60 days of the date of this proxy statement. Percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including ordinary shares that such person or group has the right to acquire within 60 days of the date of this proxy statement, by the sum of (1) 440,304,395, which is the total number of our ordinary shares outstanding as of the date of this proxy statement, and (2) the number of ordinary shares that such person or group has the right to acquire within 60 days of the date of this proxy statement. Each of our Class A ordinary shares is entitled to one vote, and each of our Class B ordinary shares is entitled to three votes.
(1)	Consists of 190,152,519 of our Class B ordinary shares held by Ctrip. Ctrip is an exempted company with limited liability incorporated under the laws of the Cayman Islands and a company listed on the NASDAQ Global Select Market. The business address of Ctrip is 99 Fu Quan Road, Shanghai 200335, the People’s Republic of China.
(2)	Consists of (i) 38,696,652 Class B ordinary shares held by M Strat and (ii) 47,052,072 Class B ordinary shares represented by ADSs held by M Strat. M Strat is a Cayman Islands limited partnership and M Strat Holdings GP, Ltd. is the sole general partner of M Strat and may be deemed to beneficially own all of the Class B ordinary shares held by M Strat. The address of M Strat is the offices of Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY19008, Cayman Islands.
(3)	Consists of (i) 10,353,125 Class B ordinary shares held by Momentum and (ii) 24,621,642 Class B ordinary shares represented by ADSs held by Momentum. Momentum is a Cayman Islands limited partnership and Momentum Strategic Holdings GP, Ltd. is the sole general partner of Momentum and may be deemed to beneficially own all of the Class B ordinary shares held by Momentum. The address of Momentum is the offices of Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, we will not have public shareholders and there will be no public participants in any future shareholders’ meeting.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this proxy statement, the documents attached hereto and the documents incorporated by reference in this proxy statement are forward-looking statements based on estimates and assumptions. These include statements as to such things as our financial condition, results of operations, plans, objectives, future performance and business, as well as forward-looking statements relating to the merger. Such forward-looking statements are based on facts and conditions as they exist at the time such statements are made. Forward-looking statements are also based on current expectations, estimates and projections about our business and the merger, the accurate prediction of which may be difficult and involve the assessment of events beyond our control. The forward-looking statements are further based on assumptions made by management. Forward-looking statements can be identified by forward-looking language, including words such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “plans,” “predicts,” “projects,” “will,” “would” and similar expressions, or the negative of these words. These statements are not guarantees of the underlying expectations or future performance and involve risks and uncertainties that are difficult to predict. Readers of this proxy statement are cautioned to consider these risks and uncertainties and not to place undue reliance on any forward-looking statements.

The following factors, among others, could cause actual results or matters related to the merger to differ materially from what is expressed or forecasted in the forward-looking statements:

•	the satisfaction of the conditions to completion of the merger, including the authorization and approval of the merger agreement by our shareholders;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the inability to complete the merger due to the failure to obtain shareholder approval for the merger or the failure to satisfy other conditions to completion of the merger;

•	the failure to obtain any necessary financing arrangements set forth in the Equity Commitment Letter delivered pursuant to the merger agreement;

•	the effect of the announcement or pendency of the merger on our business relationships, operating results and business generally;

•	the risk that the merger may not be completed in a timely manner or at all, which may adversely affect our business and the prices of our Shares and ADSs;

•	the potential adverse effect on our business, properties and operations because of certain covenants we agreed to in the merger agreement;

•	diversion of our management’s attention from our ongoing business operations;

•	the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger;

•	the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us and others relating to the merger or any other matters, including the SEC’s investigation into whether there have been any past violations of the federal securities laws related to the Company; and

•	other risks detailed in our filings with the SEC, including the information set forth under the caption “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. Please see “Where You Can Find More Information” beginning on page 99 for additional information.

Furthermore, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the parties. We believe that the assumptions on which our forward-looking statements are based are reasonable. However, many of the factors that will determine our future results are beyond our ability to control or predict and we cannot guarantee any future results, levels of activity, performance or achievements. We cannot assure you that the actual results or developments we anticipate will be realized or, if realized, that they will have the expected effects on our business or operations. In light of the significant uncertainties inherent in the forward-looking statements, readers should not place undue reliance on forward-looking statements, which speak only as of the date on which the statements were made and it should not be assumed that the statements remain accurate as of any future date. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Further, forward-looking statements speak only as of the date they are made and, except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect future events or circumstances.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and we file or furnish our annual and current reports and other information with the SEC. You may read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The information we file or furnish is also available free of charge on the SEC’s website at http://www.sec.gov.

You also may obtain free copies of the documents the Company files with the SEC by going to the “Investor Relations” section of our website at http://ir.qunar.com. Our website address is provided as an inactive textual reference only. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.

Because the merger is a going private transaction, the Company and the Buyer Group have filed with the SEC a transaction statement on Schedule 13E-3 with respect to the merger. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference therein, is available for inspection as set forth above. The Schedule 13E-3 will be amended to report promptly any material changes in the information set forth in the most recent Schedule 13E-3 filed with the SEC.

Statements contained in this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document attached as an exhibit hereto. The SEC allows us to “incorporate by reference” information into this proxy statement. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. This proxy statement and the information that we later file with the SEC may update and supersede the information incorporated by reference. Similarly, the information that we later file with the SEC may update and supersede the information in this proxy statement. The Company’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on April 14, 2016 is incorporated herein by reference. The Company’s reports on Form 6-K furnished to the SEC on June 14, 2016, June 16, 2016, June 23, 2016, July 8, 2016, September 1, 2016 and October 19, 2016 are incorporated herein by reference. To the extent that any of the periodic reports incorporated by reference in this proxy statement contain references to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to forward-looking statements, we note that these safe harbor provisions do not apply to any forward-looking statements we make in connection with the going private transaction described in this proxy statement.

We undertake to provide you without charge to each person to whom a copy of this proxy statement has been delivered, upon request, by first class mail or other equally prompt means, within one business day of receipt of the request, a copy of any or all of the documents incorporated by reference into this proxy statement, other than the exhibits to these documents, unless the exhibits are specifically incorporated by reference into the information that this proxy statement incorporates.

Requests for copies of our filings should be directed to the Company at the address and phone numbers provided in this proxy statement. The opinion and presentation materials prepared by Duff & Phelps for the special committee referenced in this proxy statement will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

If you have any questions or need assistance in voting your Shares or ADSs, you can contact the Company at +86-10-5760-3000 or at ir@qunar.com.

THIS PROXY STATEMENT DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS

UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE YOUR SHARES AT THE EXTRAORDINARY GENERAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

THIS PROXY STATEMENT IS DATED                 , 2016. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

among

OCEAN MANAGEMENT HOLDINGS LIMITED,

OCEAN MANAGEMENT MERGER SUB LIMITED

and

QUNAR CAYMAN ISLANDS LIMITED

Dated October 19, 2016

AGREEMENT AND PLAN OF MERGER, dated October 19, 2016 (this “Agreement”), among Ocean Management Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Ocean Management Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Qunar Cayman Islands Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Companies Law (2016 Revision, as consolidated, revised and amended) of the Cayman Islands (the “CICL”), Parent and the Company will enter into a statutory merger pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and cease to exist, with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee of the Company Board (the “Special Committee”), has (i) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (ii) approved the execution, delivery and performance of this Agreement, the Plan of Merger and the consummation of the transactions contemplated hereby and thereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company at the Shareholders’ Meeting (as defined below);

WHEREAS, as an inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of Ctrip.com International, Ltd. and Ocean Management Limited (each a “Guarantor” and collectively, the “Guarantors”) has executed and delivered to the Company a limited guarantee, dated the date hereof, in favor of the Company pursuant to which such Guarantor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement (each a “Limited Guarantee” and collectively, the “Limited Guarantees”);

WHEREAS, each of the boards of directors of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Agreement, the Plan of Merger and the consummation of the Transactions, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement and the Plan of Merger, and the sole member of Merger Sub has authorized and approved the Plan of Merger; and

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, each of the Rollover Shareholders has executed and delivered to Parent a support agreement (the “Support Agreement”), dated the date hereof, providing that, among other things and subject to the terms and conditions set forth therein, the Rollover Shareholders each agree to (a) receive no consideration for the cancellation of certain Shares (as defined below) (the “Rollover Shares”) held by each of them as set forth therein, and will subscribe for or otherwise receive, or cause such Rollover Shareholder’s affiliates to subscribe for or otherwise receive, newly issued shares of Parent, at or immediately prior to the Effective Time, and (b) vote their respective Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the Merger Sub shall be struck off the register of companies in the Cayman Islands and the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”) under the laws of the Cayman Islands as a wholly-owned subsidiary of Parent.

Section 1.02 Closing; Closing Date.

Unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong on the third Business Day following the day on which the last of the conditions set forth in Article VII is satisfied or, if permissible, waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if applicable, waiver of those conditions) in accordance with this Agreement, or at such other date or place as is agreed to in writing by the Company and Parent. Such date when the Closing actually occurs being the “Closing Date”.

Section 1.03 Effective Time.

Subject to the provisions of this Agreement, as early as practical on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Annex A and the parties shall file the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Merger shall become effective upon the date when the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands, or as specified in the Plan of Merger in accordance with the CICL (the “Effective Time”).

Section 1.04 Effects of the Merger.

At and after the Effective Time, the Merger shall have the effect specified in this Agreement, the Plan of Merger and applicable provisions of the CICL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges, mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with the CICL.

Section 1.05 Memorandum and Articles of Association of Surviving Company.

At the Effective Time, the Surviving Company will adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company until thereafter amended as provided by law or by such memorandum and articles of association; provided, however, that, at the Effective Time (i) all references to the name “Ocean Management Merger Sub Limited” in the memorandum and articles of association of the Surviving Company shall be amended to “Qunar Cayman Islands Limited” and (ii) references therein to the authorized share capital of the Surviving Company shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger.

Section 1.06 Directors and Officers.

The parties hereto shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company upon the Effective Time or the directors as set forth in the Plan of Merger, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company upon the Effective Time, in each case, except as otherwise determined by Parent prior to the Effective Time, and until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

ARTICLE II

EFFECT ON ISSUED SECURITIES; EXCHANGE OF CERTIFICATES

Section 2.01 Effect of Merger on Issued Securities.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any securities of the Company:

(a) each Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs (as defined below)) shall be cancelled and cease to exist in consideration and exchange for the right to receive US$10.13 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b) each American Depositary Share, representing three Class B ordinary shares (an “ADS” or, collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled and cease to exist in consideration for the right to receive US$30.39 in cash per ADS without interest (the “Per ADS Merger Consideration”), pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c) each Share represented by ADSs outstanding immediately prior to the Effective Time (other than the Excluded Shares), shall cease to exist and shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d) each of the Excluded Shares and ADSs representing such Excluded Shares issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof be cancelled and cease to exist without payment of any consideration or distribution therefor;

(e) each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and shall thereafter represent only the right to receive the applicable payments set forth thereunder;

(f) each ordinary share, par value US$1.00, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$0.001, of the Surviving Company. Such ordinary shares shall constitute the only issued and outstanding share capital of the Surviving Company; and

(g) the Surviving Company shall amend its register of members to reflect the transactions set forth in this Section 2.01.

Section 2.02 Share Incentive Plans and Outstanding Share Awards.

(a) At the Effective Time, the Company shall (i) terminate the Company’s Share Incentive Plans, and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each Company Share Award that is outstanding and unexercised, whether or not vested or exercisable.

(b) Each former holder of a Company Share Award (other than a former holder of any Company Share Award that are Excluded Shares) that is cancelled at the Effective Time shall, in exchange thereof, be paid by the Surviving Company or one or more of its designated parties, as soon as practicable after the Effective Time (without interest), the following consideration: (i) with respect to any vested portion of any Company Share Award as of immediately prior to the Effective Time, such number of Ctrip ADSs calculated by (A) the number of Shares underlying such vested portion of such Company Share Award, multiplied by (B) a ratio that ensures equivalent economic value with such vested portion of such Company Share Award (calculated in good faith in compliance with the relevant award agreement with the former holder of such Company Share Award and the ESOP Framework Agreement) (the “Vested Award Exchange Ratio”), against the payment by the former holder of such Company Share Award of the full amount of exercise price payable per Share with respect to such vested portion of such Company Share Award; and/or (ii) with respect to any unvested portion of any Company Share Award as of immediately prior to the Effective Time, an option of Ctrip to purchase ordinary shares, par value US$0.01, of Ctrip (the “Converted Option”). Each Converted Option, upon exercise, shall entitle the applicable holder thereof to such number of ordinary shares of Ctrip calculated as (A) the number of Shares underlying such unvested portion of such Company Share Award, multiplied by (B) the Vested Award Exchange Ratio divided by eight (8), at such exercise price and such vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with such unvested portion of such Company Share Award. For the avoidance of doubt, in connection with the payment of consideration contemplated under sub-section (i) above, the Surviving Company and/or its designated part(ies) shall not be obligated to make the payment unless and until the holder pays the full amount of exercise price payable per Share issuable under the vested portion of the Company Share Award.

(c) Each former holder of any Company Share Award shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02.

(d) At or prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary, including, if necessary, obtaining the consent of the individual holders of Company Share Awards, to effectuate the provisions of this Section 2.02. Promptly following the date hereof, the Company shall deliver written notice to each holder of Company Share Awards informing such holder of the effect of the Merger on their Company Share Awards.

Section 2.03 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICL, Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenter Right”) in accordance with Section 238 of the CICL (collectively, the “Dissenting Shares”; holders of Dissenting Shares being referred to as “Dissenting Shareholders”) shall at the Effective Time be cancelled and cease to exist, and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICL, except that all Shares held by Dissenting Shareholders who shall have failed to exercise or who effectively shall have withdrawn or lost their Dissenter Rights in respect of such Shares under Section 238 of the CICL shall thereupon (i) not be Dissenting Shares and (ii) be cancelled and cease to exist as of the Effective Time, in exchange for the right of the holder thereof to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04.

(b) The Company shall give Parent (i) prompt notice of any notices of objection or notice of dissent to the Merger or demands for appraisal under Section 238 of the CICL received by the Company, attempted withdrawals of such objections, notices, dissents or demands, and any other instruments served pursuant to the CICL and received by the Company relating to its shareholders’ Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the CICL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of Dissenter Rights or any demands for appraisal or offer to settle or settle any such Dissenter Rights or demands or approve any withdrawal of any such Dissenter Rights or demands.

(c) In the event that any written notices of dissents or objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICL, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICL within two (2) days of the approval and authorization of the Merger by shareholders of the Company at the Shareholders’ Meeting.

Section 2.04 Exchange of Share Certificates, etc.

(a) Paying Agent. Prior to the Effective Time, Parent shall appoint a paying agent that is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Sections 2.01(a) and 2.01(b) (collectively, the “Merger Consideration”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and ADSs (other than Excluded Shares and Dissenting Shares), cash in an amount sufficient to pay the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b) Exchange Procedures.

(i) As promptly as practicable after the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary, deliver) or otherwise disseminate to each Person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of the Exchange Fund to registered holders of Shares (other than the Excluded Shares and the Dissenting Shares) shall be effected and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of such Share Certificate as provided in Section 2.04(c)) and each registered holder of Shares which are not represented by a Share Certificate (the “Uncertificated Shares”) but in each case excluding the Dissenting Shares and the Excluded Shares, shall be entitled to receive in exchange therefor a check, in the amount equal to (x) the number of Shares (other than Excluded Shares and Dissenting Shares) held by such registered holder multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company prior to the Effective Time, the Per Share Merger Consideration in respect of each such Share may be paid to such transferee upon delivery of evidence to the satisfaction of Parent (or any agent designated by Parent) of such transferee’s entitlement to the relevant Share and evidence that any applicable share transfer taxes have been paid or are not applicable.

(ii) Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) multiplied by (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs with respect to each ADS held by them (other than ADSs representing the Excluded Shares) upon surrender by them of each ADS. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to ADS holders (other than any ADS cancellation or termination fee payable in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article II.

(c) Lost Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Surviving Company or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a).

(d) Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such Person has no registered address in the register of members (or branch register) maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person either (x) has been sent to such Person and has been returned undelivered or has not been cashed, or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Dissenting Shareholders and holders of Shares or ADSs who are untraceable and who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

(e) Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be adjusted to appropriately reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares, change or readjustment in the ratio of Shares represented by each ADS or other like change with respect to Shares occurring on or after the date hereof and prior to the Effective Time, provided, however, that the aggregate Merger Consideration pursuant to and set forth in this Article II shall not be subject to change solely as a result of any such change with respect to Shares.

(f) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and ADSs, shall be invested by the Paying Agent as directed by Parent or, after the Effective Time, the

Surviving Company in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion. Earnings from investments shall be the sole and exclusive property of the Surviving Company.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investment thereof) that remains undistributed to the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares (other than the Excluded Shares), and ADSs that were issued and outstanding immediately prior to the Effective Time who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Sections 2.01(a) and 2.01(b). Any portion of the Exchange Fund remaining unclaimed by holders of Shares and ADSs as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Company free and clear of any claims or interest of any Person previously entitled thereto.

(h) No Liability. None of the Paying Agent, the Rollover Shareholders, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) or dividends or distributions with respect thereto, for any amount delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i) Withholding Rights. Each of Parent, the Surviving Company, Merger Sub, the Paying Agent and the Depositary (and any other Person that has a withholding obligation pursuant to this Agreement), without double counting, shall only be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Share Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state, local or foreign Tax Law and that are either (i) compensatory-related withholding with respect to holders of Company Share Awards on account of their Company Share Awards or (ii) U.S. federal backup withholding tax to a payee that does not provide the required documentation with respect to its U.S. tax status. In the event that Parent, the Surviving Company or Merger Sub becomes aware that any such permitted deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, such Person shall promptly inform the Special Committee and the other parties hereto of such determination and provide them with a reasonably detailed explanation of such determination and the parties hereto shall consult with each other in good faith regarding such determination. To the extent that such permitted amounts are so withheld by Parent, the Surviving Company, the Merger Sub, the Paying Agent or the Depositary (or such other Person), as the case may be, and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Share Awards in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Company, the Paying Agent or the Depositary (or such other Person), as the case may be.

Section 2.05 No Transfers. From and after the Effective Time, (a) no transfers of Shares shall be effected in the register of members of the Company, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be canceled (except for the Excluded Shares and the Dissenting Shares) in exchange for the right to receive the cash consideration to which the holders thereof are entitled pursuant to Section 2.01(a).

Section 2.06 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to Deutsche Bank Trust Company America (the “Depositary”) to terminate the deposit agreement, dated October 31, 2013 between the Company, the Depositary and all holders from time to time of ADSs issued thereunder and as filed with the SEC on October 18, 2013 (as subsequently amended, the “Deposit Agreement”) in accordance with its terms.

Section 2.07 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of each of the Shares for the purposes of Section 238(8) of the CICL.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by (a) reference to the disclosures in the forms, reports and documents filed or furnished with SEC prior to the date hereof but excluding statements in any “Risk Factors” section or similar cautionary, predictive or forward-looking disclosure, and (b) disclosures set forth or referenced in the Company Disclosure Schedule. The parties agree that each disclosure set forth in the Company Disclosure Schedule shall be deemed to (whether or not an explicit cross reference appears) qualify or modify the Section to which it corresponds and any other Section to the extent the applicability of the disclosure to each other Section is reasonably apparent on the face of such disclosure. Subject to the foregoing, the Company represents and warrants to Parent and Merger Sub that:

Section 3.01 Organization and Qualification.

(a) Each of the Group Companies is duly organized, validly existing and, where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each Group Company is duly qualified or licensed to do business, in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed that have not had a Material Adverse Effect.

(b) Except for the Company and its Subsidiaries disclosed in the Company SEC Reports and the Company Disclosure Schedule, as of the date hereof, (i) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business in each case that is material to the Group Company or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement, in each case that is material to the business of the Company or the Group Company.

Section 3.02 Memorandum and Articles of Association.

The memorandum and articles of association or equivalent organizational documents, each as amended as of the date hereof, of the Company and each of its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03 Capitalization.

(a) The authorized share capital of the Company is US$800,000, divided into 800,000,000 ordinary shares, of a par value of US$0.001 each, consisting of 303,344,804 Class A ordinary shares and 496,655,196 Class B ordinary shares. As of the date of this Agreement, (i) six (6) Class A ordinary shares and 438,436,622 Class B ordinary shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (ii) 4,222,662 Class B ordinary shares have been issued to the Depositary and are held in the Company’s name and reserved for future issuance pursuant to outstanding Company Share Awards granted pursuant to the Share Incentive Plans (and for the avoidance of doubt, such Shares are not included in the number of issued and outstanding Shares set forth in clause (i) above), (iii) no ordinary shares are held in the treasury of the Company and (iv) no preferred shares are issued and outstanding. Except for this Agreement, the Company Share Awards and the Support Agreement, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue or sell any shares or securities of, or other equity interests in, any Group Company. The Company does not have outstanding, as of the date hereof, any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) The following information with respect to each Company Share Award outstanding as of the date hereof has been furnished to Parent: (i) the name of the Company Share Award recipient; (ii) the number of Shares subject to such Company Share Award; (iii) the exercise or purchase price of such Company Share Award, if applicable; (iv) the date on which such Company Share Award was granted; (v) the vesting schedule and other vesting conditions (if any) of such Company Share Award; and (vi) the date on which such Company Share Award expires and (vii) other material terms and conditions of such Company Share Award. The grant of each outstanding Company Share Award was properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the Share Incentive Plans and all applicable Laws and recorded on the financial statements of the Company contained in the Company SEC Reports in accordance with GAAP consistently applied. Except as otherwise already disclosed to Parent, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Share Award as a result of the Transactions.

(c) The Company has made available to Parent accurate and complete copies of (x) the Share Incentive Plans pursuant to which the Company has granted the Company Share Awards that are currently outstanding, and (y) the form of all award agreements evidencing such Company Share Awards.

(d) There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any share capital or registered capital, as the case may be, of any Group Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other Person.

(e) The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is owned by the relevant Group Company free and clear of all Liens, other than Permitted Liens. Subject to limitations imposed by applicable Law and other than as restricted by Permitted Liens, such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all such equity securities of its Subsidiaries.

Section 3.04 Authority Relative to This Agreement; Fairness.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and subject to obtaining the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, the Plan of Merger, and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and the consummation by it of the Transactions, in each case, except for the authorization and approval of this Agreement, the Plan of Merger and the Merger by the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting in accordance with Section 233(6) of the CICL (the “Requisite Company Vote”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, acting upon the recommendation of the Special Committee, has, as of the date hereof (i) determined that this Agreement and the Transactions, on the terms and subject to the conditions set forth herein, are fair to and in the best interests of the Company and its shareholders (other than the holders of Excluded Shares), (ii) approved and declared advisable this Agreement, the Plan of Merger and the Transactions, and (iii) resolved to recommend that the holders of the Shares approve and authorize this Agreement, the Plan of Merger and the Transactions (the “Company Recommendation”). The Company Board, acting upon the recommendation of the Special Committee, has, as of the date hereof, directed that this Agreement, the Plan of Merger and the Transactions be submitted to holders of Shares for authorization and approval.

(c) The Special Committee has received the written opinion of Duff & Phelps, LLC (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date hereof, the Merger Consideration to be received by holders of Shares and ADSs (in each case, other than the holders of Excluded Shares) is fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement for information purpose only. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

Section 3.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote (if necessary) is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order of any Governmental Authority (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) on any property or asset of any Group Company pursuant to, any Contract or obligation to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such breaches, defaults or other occurrences which would not have a Material Adverse Effect.

(b) The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3 which shall incorporate by reference the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for compliance with the rules and regulations of The NASDAQ Stock Market (the “NASDAQ”), (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette in each case pursuant to the CICL, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not (x) prevent or materially delay the consummation of the Merger and other Transactions or (y) have a Material Adverse Effect.

Section 3.06 Permits; Compliance with Laws.

(a) Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders (“Permits”) of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to lawfully carry on its business as it is now being conducted (the “Material Company Permits”) as of the date hereof. No suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened. Without limiting the generality of the foregoing, all approvals of, and filings and registrations and other requisite formalities with, Governmental Authorities in the People’s Republic of China (“PRC”) required in respect of each Group Company and its capital structure and operations, including but not limited to registrations with the State Administration for Industry and Commerce (“SAIC”), the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation (“SAT”), and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws. Each Group Company organized in the PRC has complied with all applicable PRC Laws regarding the contribution and payment of its registered capital, in material respects.

(b) No Group Company is in default, breach or violation of any Law applicable to it in material respects (including without limitation, (i) any Laws applicable to its business and (ii) any Laws related to the protection of personal data) or by which any of its share, security, equity interest, property or asset is bound or affected. No Group Company has received any notice or communication in writing of any material non-compliance with any applicable Laws that has not been cured.

(c) No Group Company or, to the knowledge of the Company, any directors, officers, employees or agents that act on behalf of a Group Company (the “Company Representative”) have violated any Anticorruption Laws, nor has any Group Company or any Company Representative offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of Anything of Value, to any Government Official or to any Person under circumstances where a Group Company or any Company Representative knew or ought reasonably to have known (after due and proper inquiry) that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to a Person:

(i) for the purpose of: (A) influencing any act or decision of a Government Official in his or her official capacity; (B) inducing a Government Official to do or omit to do any act in violation of their lawful duties; (C) securing any improper advantage; (D) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or (E) assisting a Group Company or any

Company Representative in obtaining or retaining business for or with, or directing business to, a Group Company or any Company Representative; or

(ii) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(d) No Group Company has conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law. No Group Company or any Company Representative has received any notice, request or citation for any actual or potential noncompliance with any of the foregoing in this Section 3.06(d).

(e) No officer, director or employee of any Group Company is a Government Official.

(f) Each Group Company has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials to the extent as required by GAAP.

(g) No Group Company nor, to the knowledge of the Company, any Company Representative (i) is currently subject to any U.S. economic sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury; or (ii) has violated, or operated not in compliance with, any applicable economic sanctions, export restrictions, anti-boycott regulations or embargo regulations.

(h) This Section 3.06 does not relate to Taxes, which are the subject of Section 3.15.

Section 3.07 SEC Filings; Financial Statements.

(a) The Company has timely filed or furnished, as applicable, all required forms, reports and documents with the SEC since November 1, 2013 (collectively, the “Company SEC Reports”), each of which has complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, each as in effect on the dates such forms, reports and documents were filed. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC. The Company SEC Reports did not contain, when filed or furnished, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited and unaudited consolidated financial statements of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in all material respects, the consolidated balance sheets of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated statements of operations and changes in shareholders’ equity and comprehensive income for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that are not material in the aggregate and the exclusion of certain notes in accordance with the published rules promulgated by the SEC relating to unaudited financial statements). Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis (“GAAP”), except as specifically indicated in the notes thereto.

(c) The Company has implemented disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be included in reports filed under the Exchange

Act is made known to the Company’s chief executive officer and chief financial officer or other Persons performing similar functions by others within those entities.

(d) Except as and to the extent set forth on the audited annual report of the Group Companies filed with the SEC on April 14, 2016, including the notes thereto (the “2015 Annual Report”), no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any liability or obligation of any nature (whether accrued, absolute, determined, determinable, fixed, contingent or otherwise), except for liabilities and obligations (1) incurred in the ordinary course of business consistent with past practice since December 31, 2015, or (2) incurred pursuant to this Agreement or in connection with the Transactions or (3) that would not have a Material Adverse Effect.

(e) The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NASDAQ, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NASDAQ).

Section 3.08 Proxy Statement.

The information supplied by the Company for the inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the Transactions by the shareholders of the Company shall not, (i) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any statement of a material fact which, at the time and in light of the circumstances under which it is made, is untrue or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, or (ii) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any statement of a material fact which, at the time and in light of the circumstances under which it is made, is untrue, or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09 Absence of Certain Changes or Events.

Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and except as expressly contemplated by this Agreement or otherwise already disclosed to Parent, since December 31, 2015, the Group Companies have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and there has not been:

(a) any change in the financial condition, business or results of their operations or any circumstance, event, occurrence or development which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) (i) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of share capital of the Company or any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any wholly-owned Subsidiary of the Company) or (ii) any redemption, repurchase or other acquisition of any share capital of the Company or any of its Subsidiaries, except (A) the withholding of Company’s securities to satisfy Tax obligations with respect to Company Share Awards or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Share Awards or

(C) the acquisition by the Company of its securities in connection with the net exercise of Company Share Awards in accordance with the terms thereof;

(c) any change in any method of accounting or accounting practice by the Company or any of its Subsidiaries;

(d) any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, or any change (or request to any taxing authority to change) of the method of accounting of the Company or any of its Subsidiaries for Tax purposes;

(e) (i) any material increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases for employees in the ordinary course of business and consistent with past practice) or (ii) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee with the title of vice president (or its equivalent) or above, except to the extent required by applicable Laws;

(f) any amendment to the memorandum and articles of association (or other similar governing instrument) of the Company or any of its Subsidiaries;

(g) any adoption of, resolution to approve or petition or similar proceeding or order in relation to, a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h) any receiver, trustee, administrator or other similar Person appointed in relation to the affairs of the Company or its property or any part thereof; or

(i) any agreement to do any of the foregoing.

Section 3.10 Absence of Litigation.

Except as would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority. As of the date hereof, no Group Company, nor any share, security, equity interest, or property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order of any Governmental Authority, in each case except as would not reasonably be expected to have a Material Adverse Effect.

Section 3.11 Employment Matters.

(a) Except as disclosed in Section 3.11(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change any existing Company Benefit Plan that would materially increase the compensation or benefits provided to any employee of the Company or any Subsidiary thereof.

(b) Except as already disclosed to Parent, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or current or former employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(c) Except as disclosed to the Parent or the Rollover Shareholders, the Company and its Subsidiaries do not maintain any plan, agreement or arrangement, formal or informal, that provides benefits in the nature of severance and it does not have outstanding any liabilities with respect to any severance benefits available under any plan, agreement or arrangement.

(d) Each Group Company (i) is in compliance in all material respects with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of social security Taxes or any other Taxes and other sums as required by the appropriate Governmental Authority, (ii) has, in all material respects, withheld and paid to the appropriate Governmental Authority, or are holding for payment not yet due to such Governmental Authority, the amounts required to be withheld from or paid with respect to employees (including the withholding and payment of all individual income Taxes), and (iii) is not liable for any material arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing. To the Company’s knowledge, there is no material claim with respect to payment of wages, salaries, commissions or overtime pay that has been asserted or is now pending or threatened before any Governmental Authority with respect to any persons currently or formerly employed or engaged by any Group Company. No Group Company is a party to, or otherwise bound by, any material consent decree with, or citation by, any Governmental Authority relating to persons employed or engaged by it or their labor or employment practices. There is no charge or proceeding with respect to a material violation of any occupational safety or health standards that has been asserted, or is now pending or, to the Company’s knowledge, threatened in writing with respect to any Group Company.

(e) With respect to each Company Benefit Plan, (i) all material payments due from the Company or its Subsidiaries as of the date hereof have been made and all amounts properly accrued as of the date hereof, or as of the Closing Date, as liabilities of the Company and its Subsidiaries that have not been paid have been properly recorded on the books of the Company and (ii) there are no pending or to the knowledge of the Company, threatened proceedings with respect to such Company Benefit Plan or against the assets of such Company Benefit Plan that would constitute a Material Adverse Effect. Each Company Benefit Plan is operated and administered in compliance with the provisions thereof and all applicable legal requirements in all material respects. Each contribution or other payment that is required to have been accrued or made under or with respect to any Company Benefit Plan has been duly accrued and made on a timely basis in all material respects. There are no material claims or legal proceedings pending or, to the knowledge of the Company, threatened in writing against any Company Benefit Plan or against the assets of any Company Benefit Plan. There is no outstanding order by any Governmental Authority against the Company Benefit Plans.

(f) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to newly grant any options or other rights to purchase or acquire Shares to any employees, consultants or directors of the Company after the date hereof.

Section 3.12 Labor Matters.

(a) No Group Company is party to any labor or collective bargaining agreements which pertain to Employees of the Company or any of its Subsidiaries.

(b) Except as would not constitute a Material Adverse Effect, (i) there is no dispute with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (ii) each of the Group Companies is in compliance with all applicable Laws of the PRC relating to employment, termination, wages and hours and social security, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid), former, or retired employees, officers, consultants, independent contractors providing individual services, agents or directors of the Company or any Subsidiary of the Company; and (iii) neither the Company nor any of its Subsidiaries is in default with respect to any payment to any trust or other fund or to any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits for its employees.

Section 3.13 Real Property; Title to Assets.

(a) The Company does not own or have legal or equitable title to any real property.

(b) Each of the leases, subleases and other agreements (the “Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) (“Leased Real Property”), each Real Property Lease constitutes a valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, except where the invalidity, non-binding effect or unenforceability of such Real Property Lease would not constitute a Material Adverse Effect. All rent and other sums and charges payable by the Group Companies as tenants under each Real Property Lease are current, no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s knowledge, the landlord, exists under any Real Property Lease. Each of the Group Companies has a good and valid leasehold interest in each parcel of Leased Real Property, free and clear of all Liens (except for Permitted Liens).

(c) No party to any such Real Property Leases has given notice to the Company or any of its Subsidiaries of or made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(d) Except as would not have a Material Adverse Effect, the Group Companies have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets used in their business (excluding Leased Real Property and Intellectual Property), in each case free and clear of all Liens (other than Permitted Liens).

Section 3.14 Intellectual Property.

(a) The Group Companies own or have a valid and enforceable right or license to use (in substantially the manner in which the same is being used on the date hereof), all Intellectual Property that is used by the Group Companies and material to the business of the Group Companies taken as a whole. With respect to each item of Intellectual Property owned by any Group Company that is material to the business of the Group Companies taken as a whole (“Company Owned Intellectual Property”), such Group Company is the owner of the entire right, title and interest in and to such Company Owned Intellectual Property free and clear of all encumbrances (other than Permitted Liens), and is entitled to use such Company Owned Intellectual Property in the continued operation of its respective business. The Company Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part in a proceeding before any Governmental Authority against any Group Company. To the knowledge of the Company, no Person is engaging in any activity that infringes upon the Company Owned Intellectual Property in material aspects.

(b) With respect to each item of Intellectual Property licensed to any Group Company that is material to the business, financial condition or results of operations of the Group Companies taken as a whole (“Company Licensed Intellectual Property”), such Group Company has the right to use such Company Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement (to which such Group Company is a party) governing such Company Licensed Intellectual Property. Each license of the Company Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect, and to the knowledge of the Company, no party to any license of the Company Licensed Intellectual Property is in breach thereof or default thereunder. Except where the failure to do so would not constitute a Material Adverse Effect, all registrations with and applications to any Governmental Authority in respect of the Company Owned Intellectual Property and to the knowledge of the Company, the Company Licensed Intellectual Property necessary for the protection of such Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any

Taxes or maintenance fees or the taking of any other actions by any of the Company or Subsidiaries to maintain their validity or effectiveness. Neither the execution of this Agreement nor the consummation of any Transaction shall adversely affect in material respects any Group Company’s rights with respect to the Company Owned Intellectual Property or the Company Licensed Intellectual Property.

(c) The Group Companies have taken commercially reasonable measures to protect the confidentiality, integrity and security of confidential or proprietary information, and trade secrets of the Group Companies, confidential or proprietary information and trade secrets entrusted to the Company or any of its Subsidiaries by their customers, clients, or other Persons to whom the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any Contract to maintain the security or confidentiality thereof, and confidential or proprietary information and trade secrets developed by the Company or any of its Subsidiaries but based on Contract or operation of applicable Law belonging to their customers, clients or other Persons, and regarding which the Company or any of its Subsidiaries owes a duty or obligation under applicable Law or any Contract to maintain the security or confidentiality thereof (together, the “Trade Secrets”); and (ii) to the knowledge of the Company, except as would not have a Material Adverse Effect, there has been no possession, disclosure or use of any Trade Secrets, and, no Trade Secrets have been obtained, used, from the Group Companies by, or disclosed by any Person, except pursuant to and in accordance with valid non-disclosure and/or license agreements or pursuant to duties or obligations arising by operation of applicable Law.

(d) The conduct of the business of each Group Company as currently conducted is not materially infringing upon or misappropriating any Intellectual Property rights, including rights of privacy and publicity of any third party and no material claim has been asserted against any Group Company that the conduct of the business of any Group Company as currently conducted infringes upon or may infringe upon or misappropriates any Intellectual Property rights. There are no material pending or, to the knowledge of the Company, threatened written claim or proceeding before any Governmental Authority by any Person against any Group Company alleging infringement, dilution, or misappropriation by such Group Company of the Intellectual Property rights of such Person, demands or unsolicited offers for such Group Company to license any Intellectual Property from such Person, or challenges to the validity, enforceability or ownership of, or the right to use, any Company Owned Intellectual Property. To the knowledge of the Company, no Person is materially infringing, diluting or misappropriating any Company Owned Intellectual Property.

Section 3.15 Taxes.

(a) Each Group Company has timely filed all Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings. All such Tax returns are true, accurate and complete in all material respects. No taxing authority or agency is asserting or, to the knowledge of the Company, threatening to assert against any Group Company any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith. There are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of Taxes against any Group Company. Each Group Company has properly and timely withheld, collected and deposited all Taxes that are required to be withheld, collected and deposited under applicable Law in all material respects. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax. The accruals and reserves for material Taxes reflected in the 2015 Annual Report are adequate to cover all material Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP. There are no material Tax liens upon any shares, securities, equity interests, property or assets of any Group Company except liens for current material Taxes not yet due. No Group Company is doing business in or engaged in a trade or business in any jurisdiction in which it has not filed all material Tax returns. There are no unresolved claims by a Governmental Authority in a jurisdiction where any Group Company does not file Tax returns that such Group Company is or may be subject to taxation by that jurisdiction.

(b) Neither the Company nor any Subsidiary incorporated outside of the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(c) Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied with all requirements imposed by such Governmental Authorities in material respects. No submissions made to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge threatened. The consummation of the Transactions shall not have any adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 3.16 No Secured Creditors; Solvency.

(a) Except as already disclosed to Parent, no Group Company has any secured creditors holding a fixed or floating charge or security interest.

(b) No Group Company has taken any steps to effect or commence any liquidation, dissolution, restructuring, reorganization or otherwise seek protection pursuant to any bankruptcy or insolvency law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate any involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Each Group Company and the Group Companies on a consolidated basis are not, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will not be, Insolvent.

Section 3.17 Material Contracts.

(a) Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports prior to the date hereof, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that would be required to be filed by the Company pursuant to Item 19 and paragraph 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act. Each Contract of the type described in the second half of the immediately preceding sentence which any of the Company or its Subsidiaries is a party to or bound by, is referred to herein as a “Material Contract.”

(b) (i) Each Material Contract is a legal, valid and binding agreement, and no Group Company is in material breach or violation of, or default under, any Material Contract, (ii) no Material Contract has been canceled by the other party; (iii) to the Company’s knowledge, no other party is in material breach or violation of, or default under, any Material Contract; (iv) no Group Company has received any claim of material default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that could give rise to any claim of material default under any Material Contract; and (v) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract.

Section 3.18 Insurance.

The Group Companies maintain insurance coverage with reputable insurers or self-insurance programs in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance), including, but not limited to, directors and officers insurance. No Group Company has any reason to believe that it will not be able to renew any of its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost. None of the Group Companies (i) have received any written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies or (ii) have been denied any insurance coverage which it has sought or for which it has applied.

Section 3.19 Interested Party Transactions.

None of the officers or directors of the Company is presently a party to any transaction with the Company which would be required to be reported under Item 404 of Regulation S-K of the SEC, other than for (a) payment of salary or fees for services rendered in the capacity of an officer, director or employee of the Company, (b) reimbursement for expenses incurred on behalf of the Company and (c) other employee benefits, including Company Share Awards, in each case, in the ordinary course of business and consistent with past practice.

Section 3.20 Anti-Takeover Provisions.

The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Laws enacted under any Laws applicable to the Company other than the CICL (each, a “Takeover Statute”) do not, and will not, apply to this Agreement or the Transactions.

Section 3.21 Brokers.

Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22 No Additional Representations.

Except for the representations and warranties set forth in this Article III, none of the Group Companies or any other Person on behalf of any of them makes any other express or implied representation or warranty with respect to any Group Company, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and Parent and Merger Sub acknowledge the foregoing. The Company will not have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company to enter into this Agreement, Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01 Corporate Organization.

Each of Parent and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their obligations under this Agreement.

Section 4.02 Capitalization of Parent and Merger Sub; No Prior Activities.

(a) The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value US$1.00 per share, and one (1) ordinary share is validly issued and outstanding as of the date hereof.

(b) The authorized share capital of Merger Sub consists of 50,000 ordinary shares, par value US$1.00 per share, and one (1) ordinary share is validly issued and outstanding as of the date hereof. Parent owns 100% of the issued and outstanding share capital of Merger Sub.

(c) Parent and Merger Sub were formed solely for the purpose of engaging in the Transactions. Except for obligations or liabilities incurred in connection with its formation and related to the Transactions, each of Parent and Merger Sub has not and will not, prior to the Effective Time, have incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.03 Authority Relative to This Agreement.

Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub, the execution and delivery of the Plan of Merger by Merger Sub, and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the Plan of Merger or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.04(b)). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.04 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of the Plan of Merger by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the performance of the Plan of Merger by Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or Merger Sub pursuant to, any Contract or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent and Merger Sub to perform their obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub and the execution and delivery of the Plan of Merger by Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the performance of the Plan of Merger by Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of the NASDAQ, and (iii) for the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette in each case pursuant to the CICL.

(c) Merger Sub has no secured creditors holding a fixed or floating security interest.

Section 4.05 Financing.

(a) Parent has delivered to the Company (i) a true, complete and correct copy of an executed equity commitment letter, dated October 19, 2016, between Parent and the Sponsor (the “Equity Financing Document”), pursuant to which such Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent up to the aggregate amount set forth therein (the “Equity Financing”), and (ii) a true, complete and correct copy of the Support Agreement (together with the Equity Financing Document, the “Financing Documents”, and the transactions under Article II of the Support Agreement, together with the Equity Financing, the “Financing”) duly executed by each party thereto.

(b) As of the date hereof, (i) each of the Equity Financing Document and the Support Agreement is in full force and effect and is a legal, valid and binding obligation of Parent and/or Merger Sub (as applicable) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception), specifically enforceable in accordance with the terms and conditions thereof, (ii) neither the Equity Financing Document nor the Support Agreement has been amended or modified and, to the knowledge of Parent, no such amendment or modification is contemplated, and the respective commitments contained in the Equity Financing Document and the Support Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated other than as permitted under Section 6.14 and (iii) no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Equity Financing Document or the Support Agreement by Parent, Merger Sub or, to the knowledge of Parent, any other party thereto.

(c) Assuming (i) the Equity Financing occurs in accordance with the Equity Financing Document, and (ii) the transactions contemplated by Article II of the Support Agreement are consummated in accordance with the terms of the Support Agreement, and (iii) the satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, Parent and Merger Sub will have available to them, at and after the Closing, all funds sufficient to (1) consummate the Transactions on the terms contemplated by this Agreement (including to make all payments required under Sections 2.01(a) and 2.01(b)), and (2) pay any other amounts required to be paid in connection with the consummation of the Merger, the Equity Financing and the other Transactions, and to pay all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub at the time required to consummate the Transactions. Parent and Merger Sub have fully paid any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Financing Documents prior to or in connection with the execution of this Agreement, and Parent and Merger Sub will pay all other commitment fees and other fees arising under the Financing Documents as and when they become due and payable thereunder. There are no side letters or other oral or written Contracts relating to the transfer, contributing, funding or investing, as applicable, of the full amount of the Financing to which Parent or any of its

Affiliate is a party other than (i) as expressly set forth in the Financing Documents (ii) any customary engagement letter(s) and (iii) non-disclosure agreement(s) (complete copies of which have been provided to the Company) that do not impact the conditionality or amount of the Financing.

(d) Other than the Consortium Agreement, the Support Agreement and the Limited Guarantee, none of Parent, Merger Sub or any of their respective Affiliates, is a party to or otherwise bound by any Contracts, or has any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other Transaction.

Section 4.06 Limited Guarantees.

Concurrently with the execution of this Agreement, Parent has caused each of the Guarantors to deliver to the Company a duly executed Limited Guarantee. Each of the Limited Guarantees is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of the corresponding Guarantor subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under any of the Limited Guarantees.

Section 4.07 Brokers.

No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.08 Proxy Statement.

None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (i) at the time of the mailing of the Proxy Statement or any amendments or supplements thereto to the shareholders of the Company and (ii) at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact which, at the time and in light of the circumstances under which it was made, is false, or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.09 Absence of Litigation.

There is no Action pending or, to the knowledge of Parent and Merger Sub, threatened against Parent, Merger Sub or any of their respective Affiliates before any Governmental Authority that, individually or in the aggregate, would prevent or materially delay consummation of the Transactions by Parent or Merger Sub. Neither Parent nor Merger Sub nor any of their Affiliates is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent and Merger Sub, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, which, individually or in the aggregate, would prevent or materially delay consummation of the Transactions by Parent or Merger Sub.

Section 4.10 No Secured Creditors.

None of Parent, Merger Sub or any of their respective Affiliates has any secured creditors holding a fixed or floating charge or security interest in respect of Parent, Merger Sub or their securities.

Section 4.11 Ownership of Shares.

Other than the Rollover Shares, none of Parent, Merger Sub, Sponsor, the Rollover Shareholders or any of their respective controlled Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the

Exchange Act) any Shares or other securities of the Company or any options, warrants other rights to acquire Shares or other securities of, or any other economic interest in, the Company or any of its Subsidiaries.

Section 4.12 Solvency.

(a) None of Parent, Merger Sub or any of their respective Affiliates has taken any steps to effect or commence any liquidation, dissolution, restructuring, reorganization or otherwise seek protection pursuant to any bankruptcy or insolvency law, nor does such Person have any knowledge or reason to believe that its creditors intend to initiate any involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. Neither Parent nor Merger Sub is, as of the date hereof, and after giving effect to the Transactions to occur at the Closing will be, Insolvent.

(b) After giving effect to the Transactions to occur at the Closing, the Surviving Company will not be Insolvent at or immediately after the Effective Time, assuming (a) satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth herein or the waiver of such conditions and (b) the accuracy of the representations and warranties of the Company set for in Article III (for such purposes, the representations and warranties that are qualified as to materiality or “Material Adverse Effect” or other words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects).

Section 4.13 No Additional Representations.

Except for the representations and warranties set forth in this Article IV, none of Parent, Merger Sub or any other Person on behalf of any of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing. None of Parent, Merger Sub or any other Person on behalf of any of them will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in Article IV.

Section 4.14 No Other Company Representations or Warranties.

Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that (a) no member of the Company Group (as defined below) has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to any member of the Parent Group or any other Person, and (b) no member of the Company Group will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to any member of the Parent Group, resulting from the delivery, dissemination or any other distribution to any member of the Parent Group of any information in connection with this Agreement and the Transactions, or the use of any such information by any member of the Parent Group.

Section 4.15 Non Reliance on Company Estimates, Projections, Forecasts, Plans and Forward Looking Statements.

Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make estimates, projections, forecasts, plans and other forward looking statements, (b) that Parent and Merger Sub are taking full responsibility for their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and other forward looking information so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or forward looking information), and (c) that Parent and Merger Sub will have no claim against any member of the Company Group or any other Person, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge and agree that no member of the Company Group nor any other Person, has made or is making any express or implied representation or warranty with respect to any such estimates, projections, forecasts, plans or forward looking statements other than fraud in connection therewith.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.01 Conduct of Business by the Company Pending the Merger.

The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, except as required by applicable Law, as set forth in Section 5.01 of the Company Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall (i) conduct the its businesses in a lawfully permitted manner in the ordinary course of business and consistent with past practice in all material respects, and cause the Group Companies to conduct their respective businesses in a lawfully permitted manner in the ordinary course of business and consistent with past practice in all material respects or at the direction of or with approval from any of Parent, Merger Sub, Sponsor, Rollover Shareholders or their respective Affiliates; and (ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Group Companies, to keep available the services of the current officers, employees, consultants, contractors, subcontractors and agents of the Group Companies and to preserve the current relationships of the Group Companies with Governmental Authorities, customers, suppliers and other Persons with which any Group Companies has material relations.

By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement, or as required by applicable Law, the Company shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, directly or indirectly, do, or propose to do, any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except at the direction or approval from any of Parent, Merger Sub, Rollover Shareholders or their respective Affiliates:

(a) amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b) issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of shares of any Group Company (other than in connection with the exercise of any Company Share Award in accordance with the Share Incentive Plans), or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any other ownership interest (including any phantom interest), of the Company except pursuant to the terms of any Company Benefit Plan, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company that are material to the business of the Group Companies, taken as a whole, except in the ordinary course of business and in a manner consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries) except pursuant to the exercise or settlement of

Company Share Awards, employee severance, retention, termination, change of control and other contractual rights in existence on the date hereof on the terms in effect on the date hereof;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its shares, or any options, warrants, convertible securities or other rights exchangeable into or convertible or exercisable for any of its shares;

(e) effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization or similar transaction involving any Group Company, or create any new Subsidiaries;

(f) (i) acquire (including by merger, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or any other business combination) or make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof or acquire any significant amount of assets, in each case in excess of US$2,000,000 individually or US$5,000,000 in the aggregate; (ii) incur, assume, alter, amend or modify any Indebtedness in excess of US$2,000,000 individually or US$5,000,000 in the aggregate, or guarantee such Indebtedness, or issue any debt securities or make any loans or advances in excess of US$2,000,000 individually or US$5,000,000 in the aggregate; or (iii) authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$2,000,000 or capital expenditures which are, in the aggregate, in excess of US$5,000,000 for the Group Companies taken as a whole;

(g) except as otherwise required by Law, or pursuant to any Contract in existence as of the date hereof or the terms of a Company Benefit Plan or as otherwise contemplated by this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director or executive officer (other than the hiring or termination of executive officer with aggregate annual compensation of less than US$500,000), (ii) grant or provide any severance or termination payments or benefits exceeding US$500,000 to any director or executive officer of any Group Company, (iii) materially increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or executive officer of any Group Company, except for those that are in accordance with past practice and have been approved by the Company Board prior to the date hereof, (iv) establish, adopt, amend or terminate any Company Benefit Plan or amend the terms of any outstanding Company Share Awards, (v) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under the Company Benefit Plan, (vi) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (vii) forgive any loans to directors or executive officers of the Company;

(h) issue or grant any new Company Share Award to any person under the Share Incentive Plans, except for those that are in accordance with past practice and have been approved by the Company Board prior to the date hereof;

(i) make any changes with respect to any credit practice, method of financial accounting, or financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in GAAP or as a result of a change in Law;

(j) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities or obligations as they become due in the ordinary course of business and consistent with past practice;

(k) enter into, amend, modify or consent to the termination (other than extension at the end of a term in the ordinary course of business) of any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof), or amend, waive, modify or consent to the termination of any Group Company’s material rights thereunder;

(l) terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which is not promptly replaced by a comparable amount of insurance coverage;

(m) commence or settle any Action in excess of US$2,000,000;

(n) (i) abandon or dedicate to the public any item of Company Owned Intellectual Property or (ii) with respect to any Company Owned Intellectual Property registered with or applied to Governmental Authorities and to the extent required by applicable Laws to maintain the validity of such Company Owned Intellectual Property, (A) fail to make any applicable filings with Governmental Authorities when finally due, or (B) fail to pay all required fees and taxes to Governmental Authorities when finally due; in each case, except for expiration of Intellectual Property that cannot be renewed by the Company;

(o) fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(p) engage in the conduct of any new line of business material to the Group Companies, taken as a whole;

(q) make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(r) publicly announce an intention, enter into any formal agreement or otherwise make a legal commitment, to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01 Proxy Statement and Schedule 13E-3.

Promptly following the date of this Agreement, the Company, with the assistance of Parent and Merger Sub, shall prepare a proxy statement relating to the authorization and approval of this Agreement and the Plan of Merger by the shareholders of the Company (such proxy statement, including a notice convening the Company’s Shareholders’ Meeting in accordance with the articles of association of the Company, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare a Schedule 13E-3. The Company, Parent and Merger Sub shall use their reasonable efforts to cause the initial Schedule 13E-3 to be filed with the SEC (with the initial Proxy Statement filed as an exhibit) as soon as practicable after the date of this Agreement. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and Schedule 13E-3 and to resolve comments from the SEC. Each of the Company, Parent and Merger Sub shall furnish all information concerning such party to the others as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and Schedule 13E-3. The Company shall promptly notify Parent and Merger Sub upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and Schedule 13E-3 and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing or mailing the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent and Merger Sub a reasonable amount of time to review and comment on such document or response, and (ii) shall consider in good faith including in such document or response all comments reasonably proposed by Parent and Merger Sub. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement and Schedule 13E-3 so that the Proxy Statement and Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company.

Section 6.02 Company Shareholders’ Meeting.

(a) The Company shall, promptly after the SEC confirms that it has no further comments on the Schedule 13E-3 and the Proxy Statement, (i) establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting, (ii) with the assistance of Parent and Merger Sub, prepare, mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K to the SEC), including Shares represented by ADSs, as of the record date established for the shareholders’ meeting, which meeting the Company shall duly convene and cause to occur as promptly as reasonably practicable following the mailing of the Proxy Statement (the “Shareholders’ Meeting”) for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger, and the Transactions, and (iii) instruct the Depositary to (A) fix the record date established by the Company for the Shareholders’ Meeting as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Without the prior written consent of Parent, authorization and approval of this Agreement, the Plan of Merger and the Transactions are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b) Unless there is a Change in the Company Recommendation, subject to Section 6.04(c), the Company Board shall recommend to holders of the Shares that they authorize and approve this Agreement, the Plan of Merger and the Transactions, and shall include such recommendation in the Proxy Statement. Without limiting the generality of the foregoing sentence and unless this Agreement is validly terminated in accordance with Article VIII hereof, the Company’s obligations to call, give notice of, convene and hold the Shareholders’ Meeting pursuant to this Section 6.02 shall not be limited or otherwise affected by the commencement, public proposal, public disclosure, communication or submission to the Company or any other Person of any Competing Transaction, or by any Change in the Company Recommendation. Unless there is a Change in the Company Recommendation, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions and shall take other actions reasonably necessary or advisable to secure the Requisite Company Vote.

Section 6.03 Access to Information.

(a) From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII and subject to applicable Law and the Confidentiality Agreements, upon reasonably advance notice from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct the Company Representatives to reasonably cooperate with Parent and its Representatives in their investigation; provided that the Company shall not be required to (A) furnish, or provide any access to, any information to any Person not a party to, or otherwise covered by the, Confidentiality Agreements or any similar agreement with respect to such information, or (B) provide access to or furnish any information if doing so would violate any agreement with any Third Party (provided that, the Company shall use its reasonable efforts to obtain a waiver from the party to such agreement) or any applicable Law, or where such access to information may involve the waiver of any privilege so long as the Company has taken all reasonable steps to permit inspection of or to disclose such information on a basis that does not compromise the Company’s or any of its Subsidiaries’ privilege with respect thereto.

(b) No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

(c) With respect to the information disclosed pursuant to this Section 6.03, the parties hereto shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreements or any similar agreement entered into between the Company and any Person to whom the Company, any of its Subsidiaries or any of their respective Representative provides information pursuant to this Section 6.03.

Section 6.04 No Solicitation of Transactions.

(a) The Company agrees that neither it nor any of its Subsidiaries nor any of its directors or officers will, and that it will instruct its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing nonpublic information with respect to any Group Company), or knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or would reasonably be expected to lead to, any Competing Transaction, or (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information with respect to any Group Company to, any Person in furtherance of or in order to obtain a proposal or offer for a Competing Transaction, or (iii) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any Competing Transaction (in each case, other than as permitted pursuant to Section 6.04(c)), or (iv) authorize or permit any of the Company or any of its Subsidiaries, or any Company Representative retained by or acting directly or indirectly under the direction of the Company or any of its Subsidiaries, to take any action set forth in clauses (a)(i) – (a)(iii) of this Section 6.04. The Company shall not release any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party in respect of a Competing Transaction. The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company attains knowledge thereof), of any bona fide proposal or offer regarding a Competing Transaction, specifying (x) the identity of the party making such proposal or offer and, as applicable, a summary of the material terms and conditions of the oral proposal or offer or copies of the written proposal or offer, and (y) whether the Company has any intention to provide confidential information to such Person. The Company shall keep Parent informed, on a reasonably current basis (and in any event within 48 hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any third party subsequent to the date hereof which prohibits the Company from providing such information to Parent in accordance with this Section 6.04. Immediately upon the execution and delivery of this Agreement, the Company shall cease and cause to be terminated all existing activities discussions or negotiations with any Person conducted heretofore with respect to a Competing Transaction.

(b) Notwithstanding anything to the contrary in this Section 6.04, prior to the time the Required Company Vote is obtained, the Company Board may directly or indirectly through the Company Representatives (x) contact any Person that has made a proposal or offer regarding a Competing Transaction for the sole purpose of clarifying and understanding the terms and conditions thereof in order to assess whether such offer or proposal is reasonably expected to lead to a Superior Proposal, and (y) furnish information to, and enter into discussions with, a Person who has made an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction (provided that such bona fide proposal or offer shall not have been obtained in violation of Section 6.04(a) and the Company shall have complied with the requirements of Section 6.04(a) with respect to such proposal or offer), in the case of this clause (y), if the Special Committee has (i) determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes or would reasonably be expected to result in a Superior Proposal, (ii) determined, in its good faith judgment (upon advice by outside legal counsel), that, in light of such Superior Proposal, failure to furnish such information or enter into discussions would reasonably be expected to violate its fiduciary obligations under applicable Law, and (iii) provided written notice to Parent of its intent to furnish information or enter into discussions with such Person at least three (3) Business Days prior to taking any such action, and (iv) obtained from such Person an executed confidentiality agreement on terms no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreements (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement); provided that the Company shall concurrently make available to Parent any material information concerning the Company and the Company’s Subsidiaries that is provided to any such Person and that was not previously made available to Parent or its Representatives.

(c) Except as set forth in Section 6.04(d), neither the Company Board nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, or propose to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Recommendation, (B) approve or recommend, or publicly propose to approve or recommend to the shareholders of the Company, a Competing Transaction or (C) if a tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of the Company is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the shareholders of the Company (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer; provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited or be deemed to be a Change in the Company Recommendation), within ten (10) Business Days after commencement of such offer (any of the foregoing, a “Change in the Company Recommendation”), or (ii) cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or any other similar document or Contract with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)) (each, an “Alternative Acquisition Agreement”).

(d) Notwithstanding the foregoing, prior to obtaining the Requisite Company Vote, the Company Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation and/or terminate this Agreement pursuant to Article VIII if and only if (i) the Special Committee determined, in its good faith judgment (after consultation with its financial advisor and outside legal counsel), that a proposal or offer constitutes a Superior Proposal, or (ii) if an Intervening Event has occurred, and in either case of (i) and (ii), the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee and upon advice by outside legal counsel, that failure to make a Change in the Company Recommendation would reasonably be expected to violate its fiduciary obligations under applicable Law; provided that, prior to taking such actions, (1) the Company shall have complied with the requirements of this Section 6.04(d) with respect to such proposal or offer; and (2) in the case of clause (i) above, Parent does not, within five (5) Business Days of Parent’s receipt of the Notice of Superior Proposal (as defined below), make an offer that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel) to be at least as favorable to the Company’s shareholders as such Superior Proposal. Before the Company Board effects a Change in the Company Recommendation and/or terminates this Agreement in response to a Superior Proposal pursuant to the foregoing sentence, the Company shall have satisfied all of the following conditions: it has (A) provided at least five (5) Business Days’ written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person making such Superior Proposal and indicating that the Company Board intends to (x) effect a Change in the Company Recommendation and the manner in which it intends to do so (it being agreed that the Notice of Superior Proposal and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Change in the Company Recommendation for purposes of this Agreement) and/or (y) terminate this Agreement, (B) made available its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make adjustments in the terms and conditions of this Agreement so that such Third Party proposal or offer would cease to constitute a Superior Proposal, and (C) permitted Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement and any adjustments with respect thereto (to the extent Parent desires to make such a presentation); provided that any material modifications to such Third Party proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04(d).

(e) A “Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution, disposition of assets or business or other similar transaction which would result in a Third Party acquiring assets, individually or in the aggregate, constituting 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue, operating income or EBITDA of the Company are attributable; (ii) any acquisition by a Third Party of 20% or more of any class of equity securities of the Company; (iii) any general offer, tender offer or exchange offer that, if consummated, would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or (iv) any combination of the foregoing.

(f) An “Intervening Event” means a material event, occurrence, change or development affecting or related to the Company, its Subsidiaries or their respective business, assets or operations that (i) was neither known to, nor reasonably foreseeable by, the Special Committee on the date of this Agreement and (ii) occurs, arises or becomes known to the Special Committee before receipt of the Requisite Company Vote; provided that in no event shall the receipt of a Superior Proposal constitute an Intervening Event.

(g) A “Superior Proposal” means a written, bona fide offer made by a Third Party for a Competing Transaction (with all percentages included in the definition of Competing Transaction increased to 50%) on terms (including conditions to consummation of the contemplated transaction) that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after (x) consultation with its financial advisor and outside legal counsel, and (y) taking into consideration, among other things, all of the terms and conditions, including all legal, financial, regulatory and other aspects, of such offer and this Agreement (in each case taking into account any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(d) or otherwise prior to the time of determination), including financing, regulatory approvals, breakup or termination fee and expense reimbursement provisions, expected timing and risk and likelihood of consummation and other relevant events and circumstances), to be more favorable to the

Company shareholders (other than the holders of Excluded Shares) than the Merger; provided, however, that any such offer shall not be deemed to be a Superior Proposal if the offer is conditional upon any material due diligence review or investigation of the Company or any of its Subsidiaries by the Third Party.

Section 6.05 Directors’ and Officers’ Indemnification and Insurance.

(a) The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable with respect to exculpation, advancement of expenses and indemnification than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and Parent and the Surviving Company shall cause such provisions not to be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law.

(b) The Surviving Company shall maintain in effect for six (6) years from the Effective Time, the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”); provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions that are no less favorable, and provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance. In addition, the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms and conditions no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or Surviving Company under this Section 6.05(b) shall terminate.

(c) From and after the Effective Time, the Surviving Company shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the present and former officers and directors thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that such Person is or was a director, officer or employee of the Company or such Subsidiary, or (B) any acts or omissions occurring or alleged to have occurred prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the CICL or any other applicable Law, including the approval of this Agreement, the Plan of Merger, the Transactions, or the other Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any such Person, provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Persons against any and all Damages arising out of acts or omissions in such Persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d) In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.05.

(e) The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.05.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06 Notification of Certain Matters.

Each of the Company and Parent shall promptly notify the other in writing of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(b) any notice or other communication from any Governmental Authority in connection with the Transactions;

(c) any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transaction; and

(d) if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such party set forth in this Agreement shall have occurred that would cause the conditions set forth in Sections 7.01, 7.02 and 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.07 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall, or shall cause its Representatives to on its behalf, (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (B) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Authority, and (C) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions; provided, that none of the Company, Parent, Merger Sub or any of their Affiliates shall be required to hold separate, restructure, reorganize, sell, divest, dispose of, or otherwise take or commit to any action that limits its freedom of action with respect to, or its ability to retain, any of its businesses, services or assets. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

(b) Each party hereto shall, upon request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and direct or indirect shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.08 Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.09 Participation in Litigation.

Prior to the Effective Time, each of Parent and the Company shall (a) give prompt notice to the other party of any Actions by shareholder of the Company commenced or, to the knowledge of Parent or the Company, as the case may be, threatened, against the Company and/or its directors which relate to this Agreement or the Transactions, and (b) the Company shall give Parent the opportunity to participate in the defense or settlement of any such shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled or compromised for an aggregate amount in excess of US$2,000,000, without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.10 Resignations.

To the extent requested by Parent in writing at least ten (10) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company designated by Parent.

Section 6.11 Public Announcements.

Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation. Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in the Company Recommendation in compliance with this Agreement.

Section 6.12 Stock Exchange Delisting.

Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ to enable the delisting of the Surviving Company from the NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13 Takeover Statutes.

If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute in the Company’s memorandum and articles of association on the Transactions.

Section 6.14 Financing.

(a) Each of Parent and Merger Sub shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary to arrange and obtain the Financing on the terms and conditions described in the Financing Documents in a timely manner including by using its reasonable best efforts to (i) maintain in effect the Financing Documents, (ii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in the Financing Documents that are within their respective control, (iii) consummate the Financing, and (iv) fully enforce the parties’ obligations and its rights under the Financing Documents.

(b) Neither Parent nor Merger Sub shall amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Financing Documents without the prior written consent of the Company Board if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Equity Financing or the Rollover Shares or (ii) impose new or additional conditions to the Financing or otherwise expand, amend or modify the Financing in a matter that would (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger or the other Transactions or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to any Financing Document.

(c) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing is not a condition to the Closing, and reaffirms its obligation to consummate the Merger and the other transactions contemplated hereby, irrespective and independent of the availability of the Financing, subject to the applicable conditions set forth in Article VII and the requirements of Section 1.02.

Section 6.15 Action upon Instruction.

Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article III, Article V and Article VI hereof, if the alleged breach is the proximate result of action or inaction taken by the Company or any of its Subsidiaries at the direction or with the consent of Parent, Merger Sub, Sponsor, any Rollover Shareholder, their respective Affiliates or any equityholder, director or officer of any of the foregoing without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Parent nor Merger Sub shall have any right to (a) terminate this Agreement under Section 8.04, or (b) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article III to the extent any Rollover Shareholder has actual knowledge of such breach or inaccuracy as of the date hereof.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party.

The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Shareholder Approval. This Agreement, the Plan of Merger and the Transactions shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICL and the Company’s memorandum and articles of association.

(b) No Injunction. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”) which is then in effect and has the effect of prohibiting or making illegal the consummation of the Merger.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Sections 3.03 and 3.04, the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality or Material Adverse Effect) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct would not reasonably be expected to have a Material Adverse Effect or for changes contemplated by this Agreement; and (ii) the representations and warranties set forth in Sections 3.03 and 3.04 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), in each case, interpreted without giving effect to any limitations or qualifications as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Sections 7.02(a) and 7.02(b).

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Material Adverse Effect.

Section 7.03 Conditions to the Obligations of the Company.

The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding for this purpose any limitation or qualification by materiality) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date (other than representations and warranties that by their terms address matters only as of a specified date, which shall be true and correct only as of such date), except to the extent such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impede or impair the ability of Parent and Merger Sub to consummate any of the Transactions.

(b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by an executive officer of Parent, certifying as to the satisfaction of the conditions specified in Sections 7.03(a) and 7.03(b).

Section 7.04 Frustration of Closing Conditions.

Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to comply with this Agreement and consummate the Transactions as contemplated by this Agreement.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01 Termination by Mutual Consent.

This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time (notwithstanding the receipt of the Requisite Company Vote) by mutual written consent of Parent and the Company (acting through the Special Committee) with the approval of their boards of directors.

Section 8.02 Termination by Either the Company or Parent.

This Agreement may be terminated by either the Company (upon the recommendation by the Special Committee) or Parent at any time prior to the Effective Time, if:

(a) the Merger shall not have been consummated on or before the date falling ten (10) months from the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any party hereto if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to such party’s breach of this Agreement or failure to perform in any material respect any of its obligations under this Agreement;

(b) any Governmental Authority of competent jurisdiction over the Merger shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which has the effect of making the consummation of the Merger illegal or otherwise preventing or prohibiting the consummation of the Transactions; provided that the right to terminate this Agreement pursuant to this Section 8.02(b) shall not be available to any party hereto if the issuance of such final, non-appealable Order was primarily due to such party’s breach of this Agreement or failure to perform in any material respect any of its obligations under this Agreement; or

(c) the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment or postponement thereof; provided that the right to terminate this Agreement pursuant to this Section 8.02(c) shall not be available to a party if the failure to obtain the Requisite Company Vote was primarily due to such party’s breach of this Agreement or failure to perform in any material respect any of its obligations under this Agreement.

Section 8.03 Termination by the Company.

This Agreement may be terminated by the Company (upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a) a breach in any material respect of any representation, warranty, agreement or covenant of Parent or Merger Sub set forth in this Agreement, shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach by Parent or Merger Sub, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured by Parent or Merger Sub (x) within thirty (30) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.03(a) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if Parent and Merger Sub shall have cured such breach during such thirty (30) Business Day period) or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01 or Section 7.02 not being satisfied;

(b) if (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03 and (iii) the Merger shall not have been consummated within ten (10) Business Days after the delivery of such notice; or

(c) prior to the receipt of the Requisite Company Vote, (i) the Company Board has authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04, and (ii) the Company concurrently with, or immediately after, the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company pays the Company Termination Fee prior to or concurrently with such termination pursuant to this Section 8.03(c).

Section 8.04 Termination by Parent.

This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a) a breach in any material respect of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach by the Company, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured by the Company (x) within thirty (30) Business Days after it has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.04(a) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if the Company shall have cured such breach during such thirty (30) Business Day period) or (y) any shorter period of time that remains between the date the Parent provides written notice of such breach and the Termination Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if either Parent or Merger Sub is then in material breach of any representations, warranties, agreements or covenants hereunder that would result in the conditions to Closing set forth in Section 7.01 or Section 7.03 not being satisfied; or

(b) a Company Triggering Event shall have occurred; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(b) if Parent or Merger Sub’s failure to fulfill any of its obligations under this Agreement has been a cause or, or resulted in, such Company Triggering Event.

Section 8.05 Effect of Termination.

In the event of the termination of this Agreement pursuant to this Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto; provided, however, that the terms of Section 6.03(c), Section 6.11, this Section 8.05, Section 8.06, Article VIII and Article IX shall survive any termination of this Agreement.

Section 8.06 Fees Following Termination.

(a) The Company will pay, or cause to be paid, by wire transfer of same day funds, to one or more designees of Parent a cash amount equal to US$40,000,000 (the “Company Termination Fee”) if this Agreement is terminated (i) by Parent pursuant to Section 8.04; (ii) by the Company pursuant to Section 8.03(c), or (iii) by the Company or Parent pursuant to Section 8.02(c), but if and only if, (A) such failure to obtain the Requisite Company Vote did not result from a breach of Article I of the Support Agreement, (B) at the time of such termination, a bona fide proposal or offer with respect to a Competing Transaction shall have been publicly announced or publicly made known, and not withdrawn, and (C) within twelve (12) months after such termination, the Company or any of its Subsidiaries enters into any definitive agreement implementing or consummates such Competing Transaction (provided that for purposes of this Section 8.06(a), all references to “20%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”); such payment to be made, in the case of termination pursuant to clauses (i) and (ii) above, at or prior to the time of such termination, and, in the case of termination pursuant to clause (iii) above, as promptly as possible (but in any event within two (2) Business Days following the entry into such definitive agreement or the consummation of such Competing Transaction, as the case may be).

(b) Parent will pay, or cause to be paid, by wire transfer of same day funds, to the Company a cash amount equal to US$80,000,000 (the “Parent Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), such payment to be made as promptly as possible (but in any event within two (2) Business Days) following such termination.

(c) In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable, out of pocket costs and expenses actually incurred or accrued by the other party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(d) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the parties hereto would not have entered into this Agreement.

(e) Notwithstanding anything to the contrary in this Agreement, in the event that Parent or Merger Sub fails to effect the Closing for any reason or no reason or they otherwise breach this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then except for an order of specific performance to the extent permitted by Section 9.08, the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and, if applicable, expenses pursuant to Section 8.06(c) and the guarantee of such obligations pursuant to the Limited Guarantees shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group (as defined below) against (i) Parent or Merger Sub, (ii) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, assignees of Parent or Merger Sub, (iii) any lender or prospective lender, lead arranger, arranger, agent or representative of or to Parent or Merger Sub, or (iv) any holders or future holders of any equity, stock, partnership or limited liability company interest, controlling persons, present and former directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders, representatives and their successors and assignees of any of the foregoing (clauses (i) – (iv), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, except in the event of fraud or willful breach, neither Parent nor any member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and, if applicable, expenses pursuant to Section 8.06(c), and in no event other than fraud or willful breach shall any Group Company, the direct or indirect shareholders of the Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors, agents, successors or permitted assigns, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions, other than (without duplication) from Parent or Merger Sub to the extent provided in Section 8.06(b) and, if applicable, expenses pursuant to Section 8.06(c) and from the Guarantors pursuant to the Limited Guarantee. In no event shall the Company or any member of the Company Group be entitled to seek the remedy of specific performance of this Agreement, other than as set forth in Section 9.08. For the avoidance of doubt, while the Company may pursue both a grant of specific performance as permitted by Section 9.08 and the payment of the Parent Termination Fee pursuant to Section 8.06(b), plus any amounts pursuant to Section 8.06(c) (if any), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance and payment of the Parent Termination Fee. In addition, the Company shall be the only Person entitled to seek payment of the Parent Termination Fee and such expenses. This provision was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.

(f) Notwithstanding anything to the contrary in this Agreement, in the event that the Company fails to perform hereunder or breach any provision of this Agreement (whether willfully, intentionally, unintentionally or otherwise), then except for an order of specific performance to the extent permitted by Section 9.08, Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.06(a) and, if applicable, expenses pursuant to Section 8.06(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group, for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise), any failure to perform hereunder or other failure of the Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, except in the event of fraud or willful breach, neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment of the Company Termination Fee pursuant to Section 8.06(a) and, if applicable, expenses pursuant to Section 8.06(c), and in no event (other than in case of fraud or willful breach) shall any of Parent or Merger Sub or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and, if applicable, expenses pursuant to Section 8.06(c). In no event shall any of Parent, Merger Sub or any other member of the Parent Group be entitled to seek the remedy of specific performance of this Agreement other than as set forth in Section 9.08. For the avoidance of doubt, while Parent may pursue both a grant of specific performance as permitted by Section 9.08 and the payment of the Company Termination Fee pursuant to Section 8.06(a), plus any amounts pursuant to Section 8.06(c) (if any), under no circumstances shall Parent be permitted or entitled to receive both such grant of specific performance and payment of the Company Termination Fee. In addition, Parent shall be the only Person entitled to seek payment of the Company Termination Fee and such expenses. This provision was specifically bargained for and reflected in the Merger Consideration and is intended to be for the benefit of, and shall be enforceable by, each member of the Company Group.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01 Non-Survival of Representations, Warranties and Agreements.

None of the representations and warranties in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time. None of the covenants and agreements in this Agreement shall survive beyond the Effective Time, other than the covenants and agreements contained in this Article IX, the agreements of the Company, Parent and Merger Sub contained in Article II and Article VIII and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time until fully performed.

Section 9.02 Notices.

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to Parent or Merger Sub:

Level 2

133 Yuan Ming Yuan Ave

Shanghai, China

Attention: Tony Tianyi Jiang

Facsimile: +86 21 5321 1699

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom
c/o 42/F Edinburgh Tower, The Landmark,
15 Queen’s Road Central, Hong Kong
Attention: Z. Julie Gao / Haiping Li
Facsimile: +852 3910 4850 / +852 3910 4835

if to the Company:

Qunar Cayman Islands Limited
17th Floor, Viva Plaza, Building 18
Yard 29, Suzhou Street, Haidian District
Beijing 100080, PRC
Attention: Xiaolu Zhu
Facsimile: +86-010-57603545

with a copy to:

Kirkland & Ellis International LLP
c/o 26/F Gloucester Tower
The Landmark
15 Queen’s Road Central
Central, Hong Kong
Attention: David Zhang
Jesse Sheley
Facsimile: +852-3761-3301
Email: david.zhang@kirkland.com
jesse.sheley@kirkland.com

Section 9.03 Certain Definitions.

(a) For purposes of this Agreement:

“Affiliate” of a specified Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of Anything of Value directly or indirectly, to any foreign government official, foreign government employee or commercial entity to obtain a business advantage such as, without limitation, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977, as amended from time to time and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Anything of Value” means cash, gift, travel, meal, entertainment, scholarship, loan at below market rate.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York or Hong Kong.

“Company Benefit Plans” means all benefit and compensation plans of the Company.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company to and accepted by Parent and Merger Sub on the date hereof.

“Company Option” means each option to purchase Shares under the Share Incentive Plans.

“Company Share Award” means each Company Option granted by the Company under the Share Incentive Plans.

“Company Triggering Event” shall be deemed to have occurred if (i) there shall have been a Change in the Company Recommendation or the Company Board shall have resolved to make a Change in the Company Recommendation; (ii) the Company Board shall have recommended to the shareholders of the Company a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent, Contract, commitment or similar document with respect to any Competing Transaction (other than a confidentiality agreement entered into in compliance with Section 6.04(b)); or (iii) the Company shall have failed to include in the Proxy Statement the Company Recommendation.

“Confidentiality Agreements” means, the confidentiality agreement between the Company and Ocean Management Limited, dated August 14, 2016.

“Consortium Agreement” means that certain consortium agreement entered by and between Ocean Management Limited and Ctrip.com International, Ltd. dated as of the date hereof.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Ctrip” means Ctrip.com International, Ltd., an exempted company incorporated with limited liability under the Laws of the Cayman Islands.

“Ctrip ADSs” means American depositary shares, each representing 0.125 of an ordinary share, par value $0.01 per share, of Ctrip.

“Environmental Law” means any applicable local, provincial or national Law relating to (a) the protection of the environment or (b) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“ESOP Framework Agreement” means certain Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards between the Company and Ctrip, date as December 9, 2015 and publicly filed by the Company as Exhibit 4.15 to its 2015 annual report on Form 20-F.

“Excluded Shares” means, collectively, (i) the Shares beneficially owned by each Rollover Shareholder, as set forth on Annex B; (ii) Shares held by Parent, the Company or any of their Subsidiaries; and (iii) Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Share Incentive Plans.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (i) or (ii) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any chemical, pollutant, waste or substance that is (a) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (b) any petroleum product or by product, asbestos containing hazardous material, polychlorinated biphenyls or radioactive material.

“Indebtedness” means, with respect to any Person, (i) all indebtedness of such Person, whether or not contingent, for borrowed money, (ii) all obligations of such Person for the deferred purchase price of property or services, (iii) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such Person under currency, interest rate or other swaps, and all hedging and other obligations of such Person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities, (viii) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such Person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) above guaranteed directly or indirectly in any manner by such Person, and (x) all Indebtedness referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Insolvent” means, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means in any and all jurisdictions worldwide, to the extent protected by applicable Laws, all (i) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs, (ii) trademarks, service marks, domain names, uniform resource locators, trade dress, trade names, logos and other identifiers of source, including the goodwill symbolized thereby or associated therewith, (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, (iv) confidential and proprietary information, including Trade Secrets, know-how and invention rights, (v) rights of privacy and publicity, (vi) registrations, applications, renewals, continuations, continuations-in-part, substitutions and extensions for any of the foregoing in (i)-(ii) and (v), and (vii) any and all other similar proprietary rights.

“knowledge” means, with respect to the Company, the actual knowledge of the individuals listed in Section 9.03 of the Company Disclosure Schedule, after inquiry of such individual’s direct reports as would be usual in connection with the ordinary course of, and consistent with the past practice of, such individual’s position at the Company, and with respect to any other party hereto, the actual knowledge of any director or executive officer of such party, assuming reasonable inquiry within the authority of such individual.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with all other events, circumstances, changes and effects, is or would reasonably be expected to (i) be materially adverse to the business, financial condition, or results of operations of the Group Companies taken as a whole or (ii) prevent or materially delay the consummation of the Transactions; provided, however, that in the case of clause (i), in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been, a “Material Adverse Effect”: (A) changes affecting the economic conditions or financial markets generally in any country or region in which the Company or any of its Subsidiaries conducts business; (B) changes in GAAP or any interpretation thereof after the date hereof, or to applicable Laws or the interpretation or enforcement thereof that are applicable to the Company or any of its Subsidiaries after the date of this Agreement; (C) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate; (D) changes affecting the financial, credit or securities markets in which the Company or any of its Subsidiaries operates, including changes in interest rates or foreign exchange rates; (E) effects resulting from the public announcement of the Transactions, including the initiation of litigation or other legal proceeding by any Person with respect to this Agreement or the Transactions or any losses of employees; (F) the Company’s failure to meet any estimates, forecasts or expectations of the Company’s revenue, earnings or other financial performance or results of operation or a change in the Company’s credit ratings; (G) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, in each case occurring after the date hereof; (H) changes in the market price or trading volume of the ADSs; (I) actions taken (or omitted to be taken) at the request of Parent or Merger Sub; (J) effects resulting from the identity of, or any facts or circumstances relating to Parent, Merger Sub, the Guarantors or any of their respective Affiliates; or (K) loss of, or change in, the relationship of the Company or any of its Subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or joint venture partners arising out of the execution, delivery or performance of this Agreement, the consummation of the Transactions or the announcement of any of the foregoing; provided further, that events, circumstances, changes or effects set forth in clauses (A), (B), (C) and (G) above shall be taken into account in determining whether a “Material Adverse Effect” has occurred or reasonably would be expected to occur if and to the extent such events, circumstances, changes or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries and geographic markets in which the Company and its Subsidiaries conduct their businesses.

“Permitted Liens” means (i) Taxes, assessments and other governmental levies, fees or charges imposed which are not yet due and payable, or which are being contested in good faith (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (ii) mechanics’ liens and similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Group Companies or that secure a liquidated amount, that are being contested in good faith, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not adversely impair in any material respect the use or occupancy of such real property or the operation of the business conducted thereon, (v) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions), (vi) Liens imposed by applicable Law other than as a violation of Law, and (vii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (viii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business, (ix) Liens securing indebtedness or liabilities that (A) are reflected in the Company SEC Reports filed or furnished prior to the date hereof, or (B) that have otherwise been disclosed to Parent in writing as of the date of this Agreement, (x) Liens arising in connection with contractual arrangements through which the Company controls certain Group Companies; (xi) Liens created by licenses of Intellectual Properties in the ordinary course of business, and (xii) any other Liens that have been incurred or suffered in the ordinary course of business and that would not have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“PRC” means the People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong, Macau and Taiwan).

“Rollover Shareholders” means, collectively, Ctrip.com International, Ltd., Momentum Strategic Holdings, L.P., M Strat Holdings, L.P., Earthly Paradise Investment Fund L.P., Seavour Investment Limited, Shuofeng Holdings Limited, Richbright Investment Limited and Eagle Limited.

“Share” or “Shares” means Class A ordinary shares and Class B ordinary shares, par value US$0.001 per share, of the Company.

“Share Incentive Plans” means the 2007 Share Inventive Plan and 2015 Share Incentive Plan of the Company and all amendments and modifications thereto.

“Sponsor” means Ocean Management Limited.

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (ii) Internet and intranet websites, databases and data compilations, including data and collections of data, whether machine-readable or otherwise, (iii) software development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) documentation and other works of authorship (including user manuals and training materials) embodying any of the foregoing.

“Subsidiary” means, with respect to any Person, any Person of which (i) such party or any other Subsidiary of such party is a general partner, (ii) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) such party or any other Subsidiary of such party controls through contractual arrangements.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including: taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

(b) The following terms have the meaning set forth in the Sections set forth below:

2015 Annual Report	Section 3.07(d)
Action	Section 3.10
ADS	Section 2.01(b)
ADSs	Section 2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.04(c)
Arbitrator	Section 9.09(b)
Bankruptcy and Equity Exception	Section 3.04(a)
Change in the Company Recommendation	Section 6.04(c)
CICL	Recitals
Closing	Section 1.02
Closing Date	Section 1.02
Company	Preamble
Company Board	Recitals
Company Group	Section 8.06(e)
Company Licensed Intellectual Property	Section 3.14(b)
Company Owned Intellectual Property	Section 3.14(a)
Company Recommendation	Section 3.04(b)
Company Representative	Section 3.06(c)
Company SEC Reports	Section 3.07(a)
Company Termination Fee	Section 8.06(a)
Competing Transaction	Section 6.04(e)
Converted Option	Section 2.02(b)
Damages	Section 6.05(c)
Deposit Agreement	Section 2.06
Depositary	Section 2.06
Dissenter Right	Section 2.03(a)
Dissenting Shareholders	Section 2.03(a)
Dissenting Shares	Section 2.03(a)
Effective Time	Section 1.03
Equity Financing	Section 4.05(a)
Equity Financing Document	Section 4.05(a)
Exchange Act	Section 3.05(b)
Exchange Fund	Section 2.04(a)
Financial Advisor	Section 3.04(c)
Financing	Section 4.05(a)
Financing Documents	Section 4.05(a)
GAAP	Section 3.07(b)
Governmental Authority	Section 3.05(b)
Guarantor	Recitals
Guarantors	Recitals
HKIAC	Section 9.09(b)
Indemnified Parties	Section 6.05(b)
Law	Section 3.05(a)
Leased Real Property	Section 3.13(b)
Limited Guarantee	Recitals
Limited Guarantees	Recitals
Material Adverse Effect	Section 4.12(b)
Material Company Permits	Section 3.06(a)
Material Contract	Section 3.17(a)

Merger	Recitals
Merger Consideration	Section 2.04(a)
Merger Sub	Preamble
NASDAQ	Section 3.05(b)
Notice of Superior Proposal	Section 6.04(d)
Order	Section 7.01(b)
Parent	Preamble
Parent Group	Section 8.06(e)
Parent Termination Fee	Section 8.06(b)
Paying Agent	Section 2.04(a)
Per ADS Merger Consideration	Section 2.01(b)
Per Share Merger Consideration	Section 2.01(a)
Permits	Section 3.06(a)
Plan of Merger	Section 1.03
PRC	Section 3.06(a)
Proxy Statement	Section 6.01
Real Property Leases	Section 3.13(b)
Record ADS Holders	Section 6.02(a)
Representatives	Section 6.03(a)
Requisite Company Vote	Section 3.04(a)
Risk Factors	Article III
Rollover Shares	Recitals
Rules	Section 9.09(b)
SAFE	Section 3.06(a)
SAIC	Section 3.06(a)
SAT	Section 3.06(a)
SEC	Section 3.05(b)
Securities Act	Section 3.07(a)
Share Certificates	Section 2.04(b)(i)
Shareholders’ Meeting	Section 6.02(a)
Special Committee	Recitals
Superior Proposal	Section 6.04(f)
Support Agreement	Recitals
Surviving Company	Section 1.01
Takeover Statute	Section 3.20
Termination Date	Section 8.02(a)
Trade Secrets	Section 3.14(c)
Transactions	Recitals
Uncertificated Shares	Section 2.04(b)(i)
Vested Award Exchange Ratio	Section 2.02(b)

Section 9.04 Severability.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.05 Interpretation.

When a reference is made in this Agreement to a Section, Article, Annex or Exhibit, such reference shall be to a Section, Article, Annex or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Annex or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Annexes and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.

Section 9.06 Entire Agreement; Assignment.

This Agreement (including the Company Disclosure Schedule and any exhibits or annexes thereto), the Confidentiality Agreements, the Support Agreement, the Limited Guarantees, the Equity Financing Document and other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; provided, however, for avoidance of doubt, that the Confidentiality Agreements shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time, and (b) the date on which the Confidentiality Agreements expire in accordance with their respective terms or are validly terminated by the parties thereto. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent and Merger Sub may assign all or any of their rights and obligations hereunder to any Affiliate of Parent; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

Section 9.07 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Share Awards, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.08 Specific Performance.

(a) The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that each party hereto shall be entitled to specific performance of the terms hereof (including the other parties’ obligation to consummate the Transactions, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement, in addition to any other remedy at law or equity. Each party hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If any party hereto brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) if longer, such time period established by the court presiding over such Action.

(b) Notwithstanding anything herein to the contrary, the Company shall have the right to obtain an injunction, specific performance or other equitable remedies to enforce Parent’s obligation to consummate the Merger and the other Transactions only in the event that (A) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or waived and (B) the Company has irrevocably confirmed by notice to Parent that all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.03.

(c) Notwithstanding anything herein to the contrary, (i) Parent and Merger Sub on the one hand and the Company on the other hand, agree that the election to pursue an injunction or other appropriate form of specific performance or equitable relief shall not restrict, impair or otherwise limit Parent and Merger Sub or the Company from, in the alternative, seeking to terminate the Agreement and collect the Company Termination Fee pursuant to Section 8.06(a), by Parent on the one hand, or the Parent Termination Fee pursuant to Section 8.06(b), by the Company on the other hand, plus, in each case, any amounts pursuant to Section 8.06(c) (if any), and (ii) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is a member of the Parent Group, any other member of the Parent Group or, if such party is the Company, any other member of the Company Group.

Section 9.09 Governing Law and Jurisdiction.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, any provisions of this Agreement which are required to be governed by the CICL or the Laws of the Cayman Islands, including the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Company, the cancellation of the Shares, the rights provided for in Section 238 of the CICL with respect to the Dissenting Shares and the fiduciary or other duties of the Company shall be construed and governed by the Laws of the Cayman Islands, and the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

(b) Any disputes, actions and proceedings against any party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09(b) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.10 Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.11 Waiver.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12 Expenses.

Expect otherwise explicitly provided hereunder, all expenses and fees incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense and fees.

Section 9.13 Counterparts.

This Agreement may be executed and delivered (including by pdf electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.14 Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

OCEAN MANAGEMENT HOLDINGS LIMITED

By	/s/ Tony Tianyi Jiang
Name:	Tony Tianyi Jiang
Title:	Director

OCEAN MANAGEMENT MERGER SUB LIMITED

By	/s/ Tony Tianyi Jiang
Name:	Tony Tianyi Jiang
Title:	Director

QUNAR CAYMAN ISLANDS LIMITED

By	/s/ Jimmy Lai
Name:	Jimmy Lai
Title:	Chairman of the Special Committee

[Signature Page to Merger Agreement]

ANNEX A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [date] 2016.

BETWEEN

(1)	Ocean Management Merger Sub Limited, an exempted company incorporated under the Laws of the Cayman Islands on 19 September 2016, with its registered office situated at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands (the “Merging Company”); and

(2)	Qunar Cayman Islands Limited, an exempted company incorporated under the Laws of the Cayman Islands on 1 August 2006, with its registered office situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands (the “Company” or the “Surviving Company” and together with Merging Company, the “Constituent Companies”).

WHEREAS

(a)	Merging Company and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of October 19 2016 between the Merging Company and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the “Companies Law”), pursuant to which the Merging Company will merge with and into the Company and cease to exist and the Surviving Company will continue as the surviving company in the Merger.

(b)	This Plan of Merger is made in accordance with section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Companies Law) to the Merger are the Merging Company and the Company.

NAME OF THE SURVIVING COMPANY

2.	The name of the surviving company (as defined in the Companies Law) shall be Qunar Cayman Islands Limited.

REGISTERED OFFICE

3.	The Surviving Company shall have its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KYI-1104 Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Time (as defined below), the authorized share capital of Merging Company was US$50,000 divided into 50,000 shares with a par value of US$1.00 each, of which one share had been issued and fully paid.

5.	Immediately prior to the Effective Time, the authorized share capital of the Company was US$ 800,000 divided into 800,000,000 shares with a par value of US$0.001 each, of which [number] shares had been issued and fully paid.

6.	At the Effective Time, the authorized share capital of the Surviving Company shall be US$[number] divided into [number] shares with a par value of US$[number] each.

7.	At the Effective Time, and in accordance with the terms and conditions of the Agreement:

(a)	each share in the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued and fully paid share with a par value of US$[number] each in the share capital of the Surviving Company;

(b)	each share in the Company issued and outstanding immediately prior to the Effective Time, other than (i) the Excluded Shares and (ii) the Dissenting Shares, shall be cancelled and cease to exist in exchange for the right to receive US$[number] in cash per share without interest;

(c)	each of the Excluded Shares issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist without payment of any consideration or distribution therefor; and

(d)	each of the Dissenting Shares of persons who have validly exercised and not withdrawn or lost their right to dissent from the Merger pursuant to Section 238 of the Companies Law shall be cancelled in exchange for a payment resulting from the procedure in section 238 of the Companies Law of the fair value of such shares.

8.	At the Effective Time, the rights and restrictions attaching to the shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE TIME

9.	The Merger shall take effect on the date when this Plan of Merger is registered by the Registrar of Corporate Affairs of the Cayman Islands in accordance with section 233(3) of the Companies Law (the “Effective Time”).

PROPERTY

10.	At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.	At the Effective Time, the Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger.

DIRECTORS BENEFITS

12.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[To be confirmed]

SECURED CREDITORS

14.	(a) the Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger; and

(b) [the Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger].

RIGHT OF TERMINATION

15.	This Plan of Merger may be terminated pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

16.	This Plan of Merger has been approved by the board of directors of each of the Merging Company and the Company pursuant to section 233(3) of the Companies Law.

17.	This Plan of Merger has been authorised by the shareholders of each of the Merging Company and the Company pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

18.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

19.	This Plan of Merger shall be governed by and construed in accordance with the Laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

Duly authorized for and on behalf of Ocean Management Merger Sub Limited:

Tony Tianyi Jiang
Director

Duly authorized for and on behalf of Qunar Cayman Islands Limited

[name]
Director

Appendix I

(The Agreement)

Appendix II

(Amended and Restated Memorandum and Articles of Surviving Company)

ANNEX B

EXCLUDED SHARES

Shareholders	Shares Beneficially Owned by Shareholders
Ctrip.com International, Ltd.	190,152,519
Momentum Strategic Holdings, L.P.	34,974,767
M Strat Holdings, L.P.	85,748,724
Earthly Paradise Investment Fund L.P.	19,073,046
Seavour Investment Limited	20,768,196
Shuofeng Holdings Limited	20,996,538
Richbright Investment Limited	21,294,216
Eagle Limited	20,596,914

ANNEX B

Confidential	October 19, 2016

Special Committee of Independent Directors

Qunar Cayman Islands Limited

Viva Plaza, Building 18 17th Floor

Yard 29 Suzhou Street, Haidian District

Beijing 100080, People’s Republic of China

Dear Members of the Special Committee:

Qunar Cayman Islands Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Qunar” or the “Company”’), has engaged Duff & Phelps Securities, LLC (“DPS”) and Duff & Phelps, LLC (“DPLLC,” and together with DPS, collectively, “Duff & Phelps” or “we”) to serve as an independent financial advisor to the special committee comprised of independent directors (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company (solely in its capacity as the Special Committee) to provide this opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to (i) the holders of each Class A ordinary share and Class B ordinary share, par value US$0,001 per share, of the Company (individually, a “Share” and collectively, the “Shares”), other than Excluded Shares, Dissenting Shares (each as defined in the Merger Agreement) and Shares represented by ADSs (as defined below), and (ii) the holders of American Depositary Shares of the Company, each representing three Shares (each, an “ADS” and collectively, “ADSs”), other than ADSs representing Excluded Shares, of the Merger Consideration (as defined below) to be received by such holders in the Proposed Transaction, as defined below (without giving effect to any impact of the Proposed Transaction on any particular holder of the Shares or ADSs other than in their capacity as holders of Shares or ADSs).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company, Ocean Management Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), and Ocean Management Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, the latest draft of which Duff & Phelps has reviewed is dated October 18, 2016. Pursuant to the Merger Agreement, among other things, and in accordance with the Companies Law (2016 Revision, as consolidated, revised and amended) of the Cayman Islands, Merger Sub and the Company will enter into a statutory merger pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and cease to exist, with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger. In connection with such Merger, (a) each Share issued and outstanding immediately prior to the Effective Time, as defined in the Merger Agreement, (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) shall be

Duff & Phelps, LLC	T +1 312 697 4600	www.duffandphelps.com
311 South Wacker Drive	F +1 312 697 0112
Suite 4200
Chicago, IL 60606

Special Committee of Independent Directors

Qunar Cayman Islands Limited

October 19, 2016

cancelled and cease to exist in consideration and exchange for the right to receive US$10.13 in cash per Share without interest (the “Per Share Merger Consideration”); and (b) each ADS issued and outstanding (other than ADSs representing Excluded Shares) shall be cancelled and cease to exist in consideration for the right to receive US$30.39 in cash per ADS without interest (the “Per ADS Merger Consideration”, together with the Per Share Merger Consideration, the “Merger Consideration”). The above is collectively referred to as the “Proposed Transaction”. The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement.

For purposes of this Opinion, (a) “Excluded Shares” shall mean, collectively, (i) the Shares beneficially owned by each Rollover Shareholder (as defined in the Merger Agreement); (ii) Shares held by Parent, the Company or any of their subsidiaries; and (iii) Shares (including ADSs corresponding to such Shares) held by the depositary and reserved for issuance and allocation pursuant to the Share Incentive Plans (as defined in the Merger Agreement), and (b) “Dissenting Shares” shall have the meaning set forth in the Merger Agreement.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the fiscal years ended December 31, 2014 and December 31, 2015;

b.	The Company’s unaudited interim financial statements for the six months ended June 30, 2015 and June 30, 2016 included in the Company’s Form 6-K filed with the SEC;

c.	A detailed financial projection model for the fiscal years ending December 31, 2016 through 2025, prepared and provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with your consent, in performing its analysis (the “Management Projections”);

d.	Other internal documents relating to the past and current operations, financial conditions, and probable future outlook of the Company, provided to Duff & Phelps by the management of the Company;

e.	A letter dated October 19, 2016 from the management of the Company, which made certain representations as to the Management Projections and the underlying assumptions for the Company (the “Management Representation Letter”); and

f.	Documents related to the Proposed Transaction, including the Merger Agreement, the latest draft of which Duff & Phelps has reviewed is dated October 18, 2016;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

Special Committee of Independent Directors

Qunar Cayman Islands Limited

October 19, 2016

3.	Discussed with the management of the Company its plans and intentions with respect to the management and operation of the business;

4.	Reviewed the historical trading price and trading volume of the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, an analysis of selected transactions that Duff & Phelps deemed relevant, and a review of premiums paid in selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s and the Special Committee’s consent and without independent verification:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the management of the Company;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;

4.	Assumed that the information relating to the Company and the Proposed Transaction provided to Duff & Phelps and representations made by the management of the Company regarding the Company and the Proposed Transaction are accurate in all material respects, did not and does not omit to state a material fact in respect of the Company and the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

5.	Assumed that the representations and warranties made by all parties in the Merger Agreement and in the Management Representation Letter are true and correct in all material respects and that each party to the Merger Agreement will fully and duly perform all covenants, undertakings and obligations required to be performed by such party;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Merger Agreement, conform in all material respects to the drafts reviewed;

Special Committee of Independent Directors

Qunar Cayman Islands Limited

October 19, 2016

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all material respects with all applicable laws; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps does not express any view or opinion in this Opinion, including as to the reasonableness of such assumptions.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon the information made available to Duff & Phelps as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm this Opinion after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of the Company, nor was Duff & Phelps provided with any such appraisal or evaluation other than the contents of the Management Representation Letter. Duff & Phelps did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, or (ii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction. Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of the Shares or ADSs (or anything else) after the announcement or the consummation of the Proposed Transaction (or any other time). This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s creditworthiness, tax advice, or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

Special Committee of Independent Directors

Qunar Cayman Islands Limited

October 19, 2016

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration, or with respect to the fairness of any such compensation. In addition, this Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Shares (other than the Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and ADSs (other than ADSs representing the Excluded Shares).This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ prior written consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors, the Company or any other person including security holders of the Company as to how such person should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Merger Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Merger Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among DPS, DPLLC, the Company, and the Special Committee dated July 2, 2016 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps and DPS have acted as a financial advisor to the Special Committee (solely in its capacity as the Special Committee) providing such financial and market related advice and assistance as requested by the Special Committee in connection with the Proposed Transaction. In addition, pursuant to the Engagement Letter, the Company has agreed to reimburse certain expenses of Duff & Phelps and DPS (subject to a cap) and to indemnify Duff & Phelps and DPS for certain liabilities. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon execution of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ rendering of its Opinion, and a portion of Duff & Phelps’ fee is payable upon signing of the Merger Agreement. However, no portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, the Per Share Merger Consideration to be received by the holders of Shares (other than the Excluded Shares, the Dissenting

Special Committee of Independent Directors

Qunar Cayman Islands Limited

October 19, 2016

Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to he received by the holders of ADSs (other than ADSs representing the Excluded Shares) in the Proposed Transaction is fair, from a financial point of view, to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of the Shares or ADSs other than in their capacity as holders of Shares or ADSs).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

ANNEX C

Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238

238. Rights of dissenters

(1)	A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorized by the vote.

(4)	Within twenty days immediately following the date on which the vote of members giving authorization for the merger or consolidation is made, the constituent company shall give written notice of the authorization to each member who made a written objection.

(5)	A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents; and

(c)	a demand for payment of the fair value of his shares.

(6)	A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)	Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)	Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)	If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)	the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)	A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

(11)	At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

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(12)	Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)	The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be canceled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)	The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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ANNEX D

Directors and Executive Officers of Each Filing Person

I.	Directors and Executive Officers of the Company

The name, business address, present principal employment and citizenship of each director and executive officer of the Company are set forth below.

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
James Jianzhang Liang	c/o 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District Beijing 100080 The People’s Republic of China	Chairman of the Board of Directors of Qunar Cayman Islands Limited Chief Executive Officer of Ctrip.com International, Ltd.	N/A	Saint Kitts and Nevis
Zhenyu Chen	17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District Beijing 100080 The People’s Republic of China	Director and Chief Executive Officer of Qunar Cayman Islands Limited

November 2014 to December 2015, Executive Vice President and Head of Mobile Business Group of Qunar Cayman Islands Limited;

March 2010 to October 2014, Vice President for Products and Mobile Development of Qunar Cayman Islands Limited

The People’s Republic of China
Xiaolu Zhu	17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District Beijing 100080 The People’s Republic of China	Chief Financial Officer of Qunar Cayman Islands Limited	November 2014 to December 2015, Senior Director of Strategy and Investor Relations of Qunar Cayman Islands Limited; April 2012 to October 2014, Vice President of Finance at Lashou Group Inc.	The People’s Republic of China
Qiang Zhang	17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District Beijing 100080 The People’s Republic of China	Chief Operating Officer of Qunar Cayman Islands Limited

September 2015 to December 2015, Executive Vice President and Head

of the Destination Services Business Group of Qunar Cayman Islands Limited

January 2014 to August 2015, Vice President and the Head of Destination Services Business Unit of Qunar Cayman Islands Limited

March 2011 to December 2013, District Manager of Meituan.com

The People’s Republic of China
Haijun Yang	17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District Beijing 100080 The People’s Republic of China	President of Qunar Cayman Islands Limited

November 2014 to April 2016,
Vice President of Public Relations of Qunar Cayman Islands Limited;

March 2014 to October 2014, Senior Director of Public Relations of Qunar Cayman Islands Limited;

2006 to February 2014, Director of Public Relations of Baidu, Inc.

The People’s Republic of China

Name	Business Address	Present Principal Employment	Material Occupations for Past Five Years	Citizenship
Jimmy Lai	c/o 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District Beijing 100080 The People’s Republic of China	Independent Director of Qunar Cayman Islands Limited Chief Financial Officer of China Online Education Group	August 2013 to May 2015, Chief Financial Officer of Chukong Technologies Corp. December 2011 to April 2013, Chief Financial Officer of Gamewave Corporation	United States
Jianmin Zhu	c/o 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District Beijing 100080 The People’s Republic of China	Independent Director of Qunar Cayman Islands Limited Chief Executive Officer of FanXiang Investment Management	2012 to 2013, Co-founder and Advisor of Infecon Information Technology	The People’s Republic of China
Ying Shi	c/o 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District Beijing 100080 The People’s Republic of China	Independent Director of Qunar Cayman Islands Limited Founder and Director of Instructors of Shiva Yoga Media	N/A	The People’s Republic of China

During the last five years, none of the Company, or any of our directors and executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment or decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

II.	Directors and Executive Officers of Parent

The name, business address, present principal employment and citizenship of each director and executive officer of Parent are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Tianyi Jiang	Level 2, 133 Yuan Ming Yuan Ave Shanghai, China, 200002	Sole Director of Ocean Management; Investment Committee Member, Ocean Imagination L.P.	Hong Kong SAR, PRC

III.	Directors and Executive Officers of Merger Sub

The name, business address, present principal employment and citizenship of each director and executive officer of Merger Sub are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Tianyi Jiang	Level 2, 133 Yuan Ming Yuan Ave Shanghai, China, 200002	Sole Director of Ocean Management; Investment Committee Member, Ocean Imagination L.P.	Hong Kong SAR, PRC

IV.	Directors and Executive Officers of Ocean Management

The name, business address, present principal employment and citizenship of each director and executive officer of Ocean Management are set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Tianyi Jiang	Level 2, 133 Yuan Ming Yuan Ave Shanghai, China, 200002	Sole Director of Ocean Management; Investment Committee Member, Ocean Imagination L.P.	Hong Kong SAR, PRC

ANNEX E

Execution Version

LIMITED GUARANTEE

This Limited Guarantee (this “Limited Guarantee”), dated as of October 19, 2016, is made by Ocean Management Limited (the “Guarantor”), a company incorporated under the laws of the Cayman Islands, in favor of Qunar Cayman Islands Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Guaranteed Party”). Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Merger Agreement (as defined below), except as otherwise provided herein.

1. Limited Guarantee

(a) To induce the Guaranteed Party to enter into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) among Ocean Management Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”), Ocean Management Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Guaranteed Party, pursuant to which Merger Sub will merge with and into the Guaranteed Party (the “Merger”), the Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Guaranteed Party, as a primary obligor and not merely as a surety, subject to the terms and conditions hereof, the due and punctual performance and discharge of all of Parent’s obligation (the “Guaranteed Obligations”) (a) to pay the Guaranteed Party the Parent Termination Fee if and as required pursuant to Section 8.06(b) of the Merger Agreement and (b) to pay any amounts pursuant to Section 8.06(c) of the Merger Agreement; provided that the maximum aggregate liability of the Guarantor hereunder shall not exceed US$45,303,534.08 plus any amount required to be paid under Section 1(c) hereof (the “Maximum Amount”), and the Guaranteed Party hereby agrees that (A) the Guarantor shall in no event be required to pay more than the Maximum Amount under or in respect of this Limited Guarantee and (B) the Guarantor shall not have any obligation or liability to any Person (including, without limitation, to the Guaranteed Party’s equityholders, Affiliates and Subsidiaries) relating to, arising out of or in connection with this Limited Guarantee other than as expressly set forth herein. This Limited Guarantee may be enforced for the payment of money only. All payments hereunder shall be made in United States dollars in immediately available funds. Concurrently with the delivery of this Limited Guarantee, each of the parties set forth on Schedule A (each an “Other Guarantor”) is also entering into a limited guarantee substantially identical to this Limited Guarantee (each, an “Other Guarantee”) with the Guaranteed Party.

(b) Subject to the terms and conditions of this Limited Guarantee, if Parent fails to pay the Guaranteed Obligations when due, then all of the Guarantor’s liabilities to the Guaranteed Party hereunder in respect of such Guaranteed Obligations shall become immediately due and payable and the Guaranteed Party may, at the Guaranteed Party’s option, take any and all actions available hereunder or under applicable Law to collect such Guaranteed Obligations from the Guarantor (subject to the Maximum Amount). The Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind. The Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance on this Limited Guarantee.

(c) The Guarantor agrees to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable attorneys’ fees) incurred by the Guaranteed Party in connection with the enforcement of its rights hereunder against the Guarantor, which amounts, if paid, will be in addition to the Guaranteed Obligations, if (i) the Guarantor asserts in any arbitration, litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms and the Guaranteed Party prevails in such arbitration, litigation or other proceeding or (ii) the Guarantor fails or refuses to make any payment to the Guaranteed Party hereunder when due and payable and it is determined judicially or by arbitration that the Guarantor is required to make such payment hereunder.

(d) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guarantee were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an Order, injunction, specific performance and other equitable relief against the Guarantor from a court or authority of competent jurisdiction to prevent breaches of this Limited Guarantee and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such Order or injunction. The Guarantor further agrees not to oppose the granting of any such Order, injunction, specific performance and other equitable relief on the basis that (i) the Guaranteed Party has an adequate remedy at law or (ii) an award of an Order, injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity (collectively, the “Prohibited Defenses”).

2. Nature of Guarantee.

(a) This Limited Guarantee is an unconditional and continuing guarantee of payment, not of collection, and a separate Action or Actions may be brought and prosecuted against the Guarantor to enforce this Limited Guarantee, irrespective of whether any action is brought against Parent, Merger Sub, any Other Guarantor or any other Person or whether Parent, Merger Sub, any Other Guarantor or any other Person is joined in any such Action or Actions. Notwithstanding anything to the contrary contained in this Limited Guarantee or any other document, the obligations of the Guarantor under this Limited Guarantee and of the Other Guarantors under the Other Guarantees, shall be several and not joint.

(b) The liability of the Guarantor under this Limited Guarantee shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable, unconditional and continuing, irrespective of (and shall in no way be released, discharged, impaired or affected by reason of):

(i) any change in the corporate existence, structure or ownership of Parent or Merger Sub or any other Person now or hereafter interested in the Transactions, or any of their respective assets, or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding affecting Parent or Merger Sub, or any other Person now or hereafter interested in the Transactions, or any of their respective assets;

(ii) any rescission, waiver, compromise, consolidation, amendment, modification or other consent to departure of or from the Merger Agreement or any other agreement or instrument evidencing, securing or otherwise executed by Parent, Merger Sub, any Other Guarantor or any other Person in connection with any of the Guaranteed Obligations, or any change in the manner, place or terms of payment or performance of, any change or extension of the time, place or manner of payment or performance of, or any renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, or any liability incurred directly or indirectly in respect thereof;

(iii) the existence of any claim, set-off or other right that the Guarantor may have at any time against Parent, Merger Sub, the Guaranteed Party or any other Person, whether in connection with any Guaranteed Obligation or otherwise;

(iv) the failure of the Guaranteed Party to assert any claim or demand or enforce any right or remedy against Parent, Merger Sub, Guarantor, any Other Guarantor or any other Person primarily or secondarily liable with respect to any Guaranteed Obligation;

(v) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations;

(vi) any other act or omission that may in any manner or to any extent vary the risk of the Guarantor or otherwise operate as an addition, substitution, discharge or release of Parent, Merger Sub, the

Guarantor, any Other Guarantor or any other Person as a matter of law or equity (other than as a result of payment of the Guaranteed Obligations in accordance with their terms); or

(vii) the value, genuineness, validity, illegality or enforceability of the Merger Agreement, the Other Guarantees, the equity commitment letter entered into between the Sponsor and Parent, dated as of the date hereof ( the “Equity Commitment Letter”), or any other agreement or instrument referred to herein or therein.

(c) The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. Without expanding the obligations of the Guarantor hereunder, the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guarantee, and all dealings between Parent and/or the Guarantor, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guarantee. When pursuing any of its rights and remedies hereunder against the Guarantor, the Guaranteed Party shall be under no obligation to pursue (or elect among) such rights and remedies it may have against Parent, Merger Sub, any Other Guarantor or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue (or elect among) such other rights or remedies or to collect any payments from Parent or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other Person or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of Law, of the Guaranteed Party, and to the extent permitted by Law, the Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any such pursuit or election.

(d) To the fullest extent permitted by Law, the Guarantor irrevocably waives promptness, diligence, grace, acceptance hereof, presentment, demand, notice of non-performance, default, dishonor and protest and any other notice not provided for herein, all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshaling of assets of any Person interested in Transactions, and all suretyship defenses generally.

(e) The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent, Merger Sub or any Other Guarantor becomes subject to a bankruptcy, insolvency, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation is rescinded or must otherwise be returned to Parent, Merger Sub, the Guarantor, any Other Guarantor or any other Person for any reason whatsoever, the Guarantor shall remain liable hereunder in accordance with the terms hereof with respect to such Guaranteed Obligation as if such payment had not been made, so long as this Limited Guarantee has not terminated in accordance with its terms.

3. Sole Remedy; No Recourse. Notwithstanding anything that may be expressed or implied in this Limited Guarantee or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Limited Guarantee, the Guaranteed Party covenants, agrees and acknowledges that, subject to the second sentence of this Section 3, no Person other than the Guarantor (and any successors and permitted assignees thereof) has any obligations hereunder and that, notwithstanding that the Guarantor may be a partnership, limited liability company or corporation, the Guaranteed Party has no right of recovery under this Limited Guarantee or, except for the Retained Claims (as defined below), any document or instrument delivered in connection herewith, and no personal liability shall attach under this Limited Guarantee to, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, advisors, representatives, members, managers, Affiliates, or general or limited partners of the Guarantor, or any former, current or future equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate, agent, advisor, or representative of any of the foregoing (each a “Non-Recourse Party”), through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent or Merger Sub against any Non-Recourse Party, except against the Sponsor solely with respect to its Equity Commitment Letter in accordance with the terms thereof, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. Each of the Guaranteed Party and the Guarantor further covenants, agrees and acknowledges that the only rights of recovery and claims against the Guarantor or any Non-Recourse Party that the Guaranteed Party, any of its Affiliates, any of the direct or indirect shareholder of the Guaranteed Party or any of its Subsidiaries, or any of the Affiliates, equity holders, controlling persons, directors, officers, employees, members, managers, general or limited partners, representatives, advisors or agents of the foregoing (collectively, the “Guaranteed Party Group”) has in respect of the Merger Agreement or the Transactions are its rights (including through exercise of third party beneficiary rights) to recover from, and assert claims against, (a) Parent and Merger Sub and their respective successors and assigns under and to the extent expressly provided in the Merger Agreement, (b) the Guarantor (but not any Non-Recourse Party) and its successors and assigns under and to the extent expressly provided in this Limited Guarantee and the Other Guarantors and their respective successors and assigns pursuant to the Other Guarantees, (c) the Sponsor (but not any other Non-Recourse Party) and its successors and assigns through the Company’s exercise of third party beneficiary rights under and to the extent provided in the Equity Commitment Letter, and (d) the Rollover Shareholders (but not any other Non-Recourse Party) and their respective successors and assigns under and to the extent expressly provided in the Support Agreement, in each case pursuant to and in accordance with the terms thereof (the rights and claims described under (a), (b), (c) and (d) collectively, the “Retained Claims”). The Guaranteed Party acknowledges and agrees that Parent and Merger Sub have no assets other than certain contract rights and cash in a de minimis amount and that no additional funds are expected to be contributed to Parent or Merger Sub other than as contemplated by the Equity Commitment Letter, the Support Agreement, this Limited Guarantee and the Other Guarantees. Nothing set forth in this Limited Guarantee shall confer or give or shall be construed to confer or give to any Person other than the Guaranteed Party (including any person acting in a Representative capacity) any rights or remedies against any Person including the Guarantor, except as expressly set forth herein. For the avoidance of doubt, none of the Guarantor, Parent, Merger Sub, the Other Guarantors with respect to Other Guarantees, the Sponsor with respect to the rights and claims described under clause (c) of this Section 3, the Rollover Shareholders with respect to the rights and claims described under clause (d) of this Section 3, or their respective successors and assigns under the Merger Agreement, the Equity Commitment Letter, this Limited Guarantee or the Other Guarantees, or the Support Agreement shall be Non-Recourse Parties

4. No Subrogation. The Guarantor hereby unconditionally and irrevocably agreed that it will not exercise against Parent or Merger Sub any rights (including without limitation rights of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Guaranteed Party), whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 hereof or with respect to any of the Guaranteed Obligations, including without limitation the right to take or receive from Parent or Merger Sub, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the Guaranteed Obligations have been paid in full.

5. Termination. This Limited Guarantee shall terminate (and the Guarantor shall have no further obligations hereunder) upon the earliest to occur of (a) the Effective Time, (b) the payment in full of the Guaranteed Obligations and (c) the valid termination of the Merger Agreement in accordance with its terms under the circumstance of which Parent and Merger Sub would not be obligated to pay the Parent Termination Fee pursuant to Section 8.06(b) of the Merger Agreement. In addition, the obligations of the Guarantor hereunder shall expire automatically six months following the valid termination of the Merger Agreement in a manner giving rise to an obligation of Parent to pay the Parent Termination Fee (the “Fee Claim Period”), unless a claim for payment of the Guaranteed Obligations is made in accordance with this Limited Guarantee prior to the end of such Fee Claim Period, in which case the Guarantor’s obligations hereunder shall expire upon the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or pursuant to Section 13 hereof. If any payment or payments made by Parent, Merger Sub, the Guarantor or any Other Guarantor or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or are required to be repaid to a trustee, receiver or any other Person under any bankruptcy act, state or federal law, common law or equitable cause, then to the extent of such payment or payments, the Guaranteed Obligations or part thereof hereunder shall be revived and continued in full force and effect as if said payment or payments had not been made. In the event that the Guaranteed Party or any of its controlled Affiliates or Subsidiaries expressly asserts in any litigation or other legal proceeding relating to this Limited Guarantee (i) that the provisions hereof (including, without limitation, Section 1 hereof limiting the Guarantor’s aggregate liability to the Maximum Amount or in Section 3 hereof relating to the sole and exclusive remedies of the Guaranteed Party and the Guaranteed Party Group against the Guarantor or any Non-Recourse Party) are illegal, invalid or unenforceable, in whole or in part, or (ii) any theory of liability under this Limited Guarantee, the Merger Agreement, the Equity Commitment Letter or the Support Agreement against the Guarantor or any Non-Recourse Party other than any Retained Claim, then (x) the obligations of the Guarantor under this Limited Guarantee shall terminate ab initio and be null and void, (y) if the Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments from the Guaranteed Party and (z) neither the Guarantor nor any Non-Recourse Party shall have any liability to the Guaranteed Party or any of its equityholders, affiliates or subsidiaries with respect to this Limited Guarantee.

6. Continuing Guarantee. Unless terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and assigns and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, permitted transferees and permitted assigns; provided that notwithstanding anything to the contrary in this Limited Guarantee, the provisions of this Limited Guarantee that are for the benefit of any Non-Recourse Party (including the provisions of Sections 3, 5 and 16) shall indefinitely survive any termination of this Limited Guarantee for the benefit of the Guarantor and any such Non-Recourse Party. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Entire Agreement. This Limited Guarantee, the Other Guarantees, the Merger Agreement, the Equity Commitment, the Support Agreement and the Confidentiality Agreement and other documents and instruments and other agreements among the parties hereto or thereto as contemplated hereby or thereby or referred to herein or therein constitute the entire agreement with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, among Parent, Merger Sub and/or the Guarantor or any of their respective Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand.

8. Changes in Obligations; Certain Waivers. The Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantor, extend the time of payment of the Guaranteed Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of any agreement between the Guaranteed Party and Parent or Merger Sub, without in any way impairing or affecting the Guarantor’s obligations under this Limited Guarantee.

9. Acknowledgement. The Guarantor acknowledges that it will receive substantial indirect benefits from the Transactions and that the waivers, covenants and agreements set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. The Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective Affiliates not to institute, directly or indirectly, any proceeding or other Action asserting (i) any Prohibited Defenses or (ii) that any provision of this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

10. Representations and Warranties. The Guarantor hereby represents and warrants that:

(a) it is duly incorporated, validly existing and in good standing under the laws of the jurisdiction in which it is formed and has all requisite corporate or similar power and authority to execute, deliver and perform this Limited Guarantee;

(b) the execution, delivery and performance of this Limited Guarantee have been duly authorized by all necessary action on the Guarantor’s part and do not contravene any provision of the Guarantor’s organizational documents or any Law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or its assets;

(c) except as is not, individually or in the aggregate, reasonably likely to impair or delay the Guarantor’s performance of its obligations in any material respect, all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee;

(d) this Limited Guarantee has been duly and validly executed and delivered by the Guarantor and constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception; and

(e) the Guarantor is solvent and shall not be rendered insolvent as a result of its execution and delivery of this Limited Guarantee or the performance of its obligations hereunder, the Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for the Guarantor to fulfill its obligations under this Limited Guarantee shall be available to the Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 6 hereof.

11. No Assignment. Neither the Guarantor nor the Guaranteed Party may assign or delegate its rights, interests or obligations hereunder to any other Person, in whole or in part, (except by operation of Law) without the prior written consent of the Guaranteed Party (in the case of an assignment or delegation by the Guarantor) or the Guarantor (in the case of an assignment or delegation by the Guaranteed Party); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder. Any attempted assignment in violation of this Section 11 shall be null and void.

12. Notices. All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in Section 9.02 of the Merger Agreement (and shall be deemed given as specified therein) as follows:

if to the Guarantor:

Address:

Ocean Management Limited

Level 2

133 Yuan Ming Yuan Ave

Shanghai, China

Attention: Tony Tianyi Jiang

Facsimile: +86 21 5321 1699

With a copy to (which alone shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom

c/o 42/F Edinburgh Tower, The Landmark,

15 Queen’s Road Central, Hong Kong

Attention: Z. Julie Gao / Haiping Li

Facsimile: +852 3910 4850 / +852 3910 4835

If to the Guaranteed Party, as provided in the Merger Agreement.

13. Governing Law; Dispute Resolution.

(a) Subject to Sections 1(d) and 13(b), this Limited Guarantee and all disputes or controversies arising out of or relating to this Limited Guarantee or the transactions contemplated hereby shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York without regard to the conflict of Law principles thereof that would subject such matter to the Laws of another jurisdiction. Any Actions against any party or arising out of or in any way relating to this Limited Guarantee shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC (the “Rules”) in force at the relevant time and as may be amended by this Section 13. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b) Notwithstanding the foregoing, the parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 13, any party may, to the extent permitted under the Laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Limited Guarantee is governed by the Laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural Law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 13(b) is only applicable to the seeking of interim injunctions and does not otherwise restrict the application of Section 13(a) in any way.

14. Counterparts. This Limited Guarantee shall not be effective until it has been executed and delivered by all parties hereto. This Limited Guarantee may be executed by facsimile or electronic transmission in pdf format, and in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

15. Third-Party Beneficiaries. This Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein; provided, that the Non-Recourse Parties and the members of the Guaranteed Party Group shall be third party beneficiaries of the provisions hereof that are expressly for their benefit.

16. Confidentiality. This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document (except for the Merger Agreement and any agreement or documents contemplated therein), except with the written consent of the Guarantor; provided that the parties may disclose the existence and content of this Limited Guarantee to the extent required by Law, the applicable rules of any national securities exchange, in connection with any SEC filings relating to the Merger and in connection with any litigation relating to the Merger, the Merger Agreement or the Transactions as permitted by or provided in the Merger Agreement and the Guarantor may disclose it to any Non-Recourse Party that needs to know of the existence of this Limited Guarantee and is subject to the confidentiality obligations set forth herein.

17. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS LIMITED GUARANTEE HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LIMITED GUARANTEE BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 17.

18. Miscellaneous.

(a) No amendment, supplementation, modification or waiver of this Limited Guarantee or any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantor in writing. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder or under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof, provided that upon the full payment of the Guaranteed Obligations by the Guarantor in accordance with the Merger Agreement, the remedy of specific performance shall not be available against the Guarantor or Non-Recourse Parties. The Guaranteed Party and its Affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guarantor or any Non-Recourse Party in connection with this Limited Guarantee except as expressly set forth herein by the Guarantor. The Guarantor and its affiliates are not relying upon any prior or contemporaneous statement, undertaking, understanding, agreement, representation or warranty, whether written or oral, made by or on behalf of the Guaranteed Party in connection with this Limited Guarantee except as expressly set forth herein by the Guaranteed Party.

(b) Any term or provision of this Limited Guarantee that is invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision other any other provision in any other jurisdiction; provided, however, that this Limited Guarantee may not be enforced in violation of the limitation of the amount payable by the Guarantor hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 3 and 5 hereof. Each party hereto covenants and agrees that it shall not assert, and shall cause its respective Subsidiaries not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable in accordance with its terms. Upon a determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(c) The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Limited Guarantee.

(d) All parties acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Guarantor has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

OCEAN MANAGEMENT LIMITED

By:	/s/ Tony Tianyi Jiang
Name:	Tony Tianyi Jiang
Title:	Director

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the Guaranteed Party has caused this Limited Guarantee to be executed and delivered as of the date first written above by its officer or representative thereunto duly authorized.

QUNAR CAYMAN ISLANDS LIMITED

By:	/s/ Jimmy Lai
Name:	Jimmy Lai
Title:	Chairman of the Special Committee

[Signature Page to Limited Guarantee]

SCHEDULE A

Other Guarantors

1.	Ctrip.com International, Ltd.

ANNEX F

FORM OF PROXY CARD

Qunar Cayman Islands Limited

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We

Please Print Name(s)

of

Please Print Address(es)

being (a) shareholder(s) of the Company with                                                         shares respectively hereby appoint

of

or failing him/her

of

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the “EGM”) to be held on                      day of                      2016 at          a.m. Beijing time at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080 People’s Republic of China, and at any adjournment of the EGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Special Resolutions	For	Against	Abstain
THAT the agreement and plan of merger dated as of October 19, 2016, (the “merger agreement”), among the Company, Ocean Management Holdings Limited (“Parent”) and Ocean Management Merger Sub Limited (“Merger Sub”) (such merger agreement being in the form attached to the proxy statement accompanying this notice of the EGM and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “plan of merger”) between Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger (such plan of merger being substantially in the form attached to the merger agreement and which will be produced and made available for inspection at the EGM) in order to give effect to the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “merger”), and any and all transactions contemplated by the merger agreement and the plan of merger, including (i) the merger, and (ii) upon the merger becoming effective, the variation of the authorized share capital of the Company from $800,000 divided into 800,000,000 ordinary shares, of a par value $0.001 each, consisting of 303,344,804 Class A ordinary shares and 496,655,196 Class B ordinary shares to $800,000 divided into 800,000,000 ordinary shares of a par value $0.001 each (the “Variation of Capital”), and the amendment and restatement of the existing memorandum and articles of association of the Company (as the surviving company) by the deletion in their

Special Resolutions	For	Against	Abstain
entirety and the substitution in their place of the new memorandum and articles of association in the form attached as Appendix II to the plan of merger (the “amendment of the M&A”), be authorized and approved.

THAT each of the members of the special committee (as defined below) be authorized to do all things necessary to give effect to the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the merger, the Variation of Capital and the amendment of the M&A.

Ordinary Resolution	For	Against	Abstain
THAT the chairman of the EGM be instructed to adjourn the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the EGM to pass the special resolutions to be proposed at the EGM.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

Signed:
Name:
Date:

In the case of joint holders the senior holder (see note 4 below) should sign. Please provide the names of all other joint holders:

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of the Company at 17th Floor, Viva Plaza, Building 18, Yard 29, Suzhou Street, Haidian District, Beijing 100080 People’s Republic of China, as soon as possible and in any event not later than two hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5	If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

7	Any alterations made to this form must be initialed by you.

8	A proxy may vote on a show of hands or on a poll.

ANNEX G

FORM OF ADS VOTING INSTRUCTIONS CARD

☐

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

QUNAR CAYMAN ISLANDS LIMITED

(Continued and to be signed on the reverse side)

1.1	14475

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

QUNAR CAYMAN ISLANDS LIMITED

                , 2016

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Please sign, date and mail

your proxy card in the

envelope provided so that

your vote is received on or

before          a.m. on                 ,

2016.

¯  Please detach along perforated line and mail in the envelope provided.  ¯

00030000000030030000 5

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		Special Resolutions	FOR	AGAINST	ABSTAIN
	1.	THAT the agreement and plan of merger dated as of October 19, 2016, (the “merger agreement”), among the Company, Ocean Management Holdings Limited (“Parent”) and Ocean Management Merger Sub Limited (“Merger Sub”) (such merger agreement being in the form attached to the proxy statement accompanying this notice of the extraordinary general meeting and which will be produced and made available for inspection at the extraordinary general meeting), the plan of merger (the “plan of merger”) between Merger Sub and the Company required to be registered with the Registrar of Companies of the Cayman Islands for the purposes of the merger (such plan of merger being substantially in the form attached to the merger agreement and which will be produced and made available for inspection at the extraordinary general meeting) in order to give effect to the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “merger”), and any and all transactions contemplated by the merger agreement and the plan of merger, including (i) the merger, and (ii) upon the merger becoming effective, the variation of the authorized share capital of the Company from $800,000 divided into 800,000,000 ordinary shares, of a par value $0.001 each, consisting of 303, 344, 804 Class A ordinary shares and 496,655,196 Class B ordinary shares to $800,000 divided into 800,000,000 ordinary shares of a par value 0.001 each (the “Variation of Capital”), and the amendment and restatement of the existing memorandum and articles of association of the Company (as the surviving company) by the deletion in their entirety and the substitution in their place of the new memorandum and articles of association in the form attached as Appendix II to the plan of merger (the “amendment of the M&A”), be authorized and approved.	☐	☐	☐

	2.	THAT each of the members of the special committee (as defined below) be authorized to do all things necessary to give effect to the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the merger, the Variation of Capital and the amendment of the M&A.	☐	☐	☐

Ordinary Resolution
	3.	THAT the chairman of the extraordinary general meeting be instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies in the event that there are insufficient proxies received at the time of the extraordinary general meeting to pass the special resolutions to be proposed at the extraordinary general meeting.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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